Form 20-F
period 2025-06-30
Acco Group Holdings Ltd
filed 2025-11-17
CIK 2038378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number: 001-42902

ACCO GROUP HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central,

Hong Kong
 (Address of principal executive offices)

Cheung Po, LUI

+852 3521 2888

paul.lui@accoladegroup.com.hk

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central, Hong Kong
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.00008 per share	ACCL	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,500,000 Ordinary Shares, par value of $0.00008, issued and outstanding as of June 30, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Amended and Restated Memorandum and Articles of Association” refers to the second amended and restated memorandum of association and the articles of association of Acco (as defined below) adopted on July 11, 2025;

●	“Acco,” “we,” “us,” “our,” or “the Company” are to ACCO GROUP HOLDINGS LIMITED, an exempted company incorporated in the Cayman Islands with limited liability on May 31, 2024, and does not include its subsidiaries, ACL (as defined below), ACSL (as defined below), and ASG (as defined below). Where appropriate, we shall refer to the subsidiaries by their legal names, collectively as “our subsidiaries”, or “Operating Subsidiaries” (as defined below) when we refer to our operating entities, as the case may be;

●	“Acco Group” or “the Group” are to Acco and its subsidiaries;

●	“ACL” refers to Accolade Consultants Limited, a company with limited liability incorporated under the laws of Hong Kong on August 2, 2010;

●	“ACSL” refers to Accolade Corporate Services Limited, a company with limited liability incorporated under the laws of Hong Kong on December 4, 2009;

●	“ASG” refers to Accolade IP (SG) PTE. LTD., a private company limited by shares incorporated under the laws of Singapore on January 26, 2018;

●	“BVI” refers to the British Virgin Islands;

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Controlling Shareholder” refers to Star Blessings Limited, a company incorporated under the laws of the British Virgin Islands on May 28, 2024;

●	“Starry Prospect” refers to Starry Prospect Limited, a company incorporated under the laws of the British Virgin Islands on June 11, 2024, a business company directly and wholly owned by Acco Group Holdings Limited;

●	“Ordinary Shares” refers to the Ordinary Shares of Acco (as defined above), par value of US$0.00008 per share;

●	“HKD,” “Hong Kong dollar(s),” or “HK$” refer to the legal currency of Hong Kong;

●	“Hong Kong” or “HKSAR” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“Memorandum and Articles of Association” refers to the memorandum of association and the articles of association of Acco (as defined above) filed with the Registry of Companies of the Cayman Islands on May 31, 2024;

●	“Operating Subsidiaries” refers to ACSL, ACL and ASG, the indirectly wholly-owned subsidiaries of Acco, through Starry Prospect, unless otherwise specified;

●	“PRC” refers to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;

●	“PRC government” or “Chinse government” are to the government and governmental authorities of Mainland China for the purposes of this annual report only;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of Singapore.

●	“US$”, “$”, or “U.S. dollar(s)” refer to the legal currency of the United States;

●	“U.S.”, or “United States” refers to the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

Acco is a holding company that does not have any material operations of its own. Its operations are conducted through its Operating Subsidiaries in Hong Kong and Singapore, namely ACSL, ACL, and ASG.

The reporting currency of Acco Group is U.S. dollars, while the functional currencies of the Operating Subsidiaries are HK$ for ACSL and ACL and S$ for ASG. This annual report contains translations of certain foreign currency amounts into US$ for the convenience of the reader. Assets and liabilities are translated into US$ from the respective local currencies at the year-end exchange rate, revenues and expenses are translated at the average exchange rate during the year, and capital accounts are translated at their historical exchange rates when the capital transactions occurred. The year-end and year-average exchange rates are as follows:

	June 30,
	2025		2024
	Year-end	Year-average	Year-end	Year-average
U.S. dollars: Hong Kong dollars	7.8000	7.8000	7.8000	7.8000
U.S. dollars: Singapore Dollars	1.2725	1.3254	1.3559	1.3482

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	ability to managing our growth effectively;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	the dependence on our senior management and key employees; and

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	overall industry and market performance;

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy, impact it may have on our operations, the demand for our products and services, and economic activity in general;

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business and Operations

Our revenue is primarily derived from corporate secretarial, accounting, and IP registration services, which are not always recurring in nature, and there is no assurance that our customers will provide us with new business.

Our revenue is primarily derived from corporate secretarial, accounting, and IP registration services, which are not always recurring in nature. While some of our services, such as maintenance of statutory records, annual compliance and tax computation, may recur annually, many of our services, including company formation and IP registration, are one-time or infrequent in nature. Our customers are not obliged to continue using our services if their business no longer requires them. There is also no assurance that the clients who have previously sought our services will continue to retain us for future business, and there is no assurance that we can continue to secure the engagements of our Operating Subsidiaries in the future. Furthermore, the fees for our services are primarily based on, among other factors, the nature and estimated scope of services. However, there can be no assurance that we will be able to maintain or increase our fee levels in the future, or even if we are able to do so, that we will be able to attract prospective customers to engage us for the relevant services at such increased rates. There is no guarantee that with our continued efforts, we will be able to secure new business from recurring customers effectively or at all at the same level of fees we charged previously. Accordingly, the number and scale of engagements and the amount of revenue we are able to secure may vary significantly from year to year, and it may be difficult to accurately forecast the volume, size, and scale of future business.

In the event that we are unable to maintain our business with our recurring customers or to expand and diversify our customer base by sourcing new customers at desired levels or at all, or to develop and expand our service offerings, or to meet the requirements of our customers regarding service quality and delivery or any other requirements at reasonable or affordable costs, our relationship with our customers, our business, financial condition and results of operations could be materially and adversely affected.

Our revenues, operating income and cash flows are likely to fluctuate.

We may experience fluctuations in our financial results for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) increase in labor costs; (iv) the geographic locations of our clients or the locations where services are rendered; (v) fee arrangements; (vi) changes in the frequency and complexity of government and/or regulatory body activities; (vii) fee adjustments upon the renewal of expired or extended service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy, and (viii) economic factors beyond our control.

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We anticipate continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and systems, procedures and controls, including the improvement of our accounting and other internal management systems. Our Operating Subsidiaries also will need to recruit, train, manage and motivate employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage the growth effectively, which could have a material adverse effect on our business.

If we and our Operating Subsidiaries do not effectively manage the utilization of our professionals, our financial results could decline.

The failure to manage the utilization of our professionals, or maintain or increase the rates our Operating Subsidiaries charge our clients for their services, could result in adverse consequences, such as non- or lower-revenue-generating professionals, increased employee turnover, fixed compensation expenses in periods of declining revenues, the inability to appropriately staff engagements (including adding or reducing staff during periods of increased or decreased demand for our services), or special charges associated with reductions in staff or operations. Reductions in workforce or increases of billable rates will not necessarily lead to savings. In such events, our financial results may decline or be adversely impacted. A number of factors affect the utilization of the professionals of our Operating Subsidiaries. Some of these factors we cannot predict with certainty, including general economic and financial market conditions; the complexity, number, type, size and timing of client engagements; the level of demand for our services; appropriate professional staffing levels, in light of changing client demands and market conditions; utilization of professionals across segments and geographic regions; and competition. In addition, our global expansion into or within locations where we are not well-known or where demand for our services is not well-developed could also contribute to low or lower utilization rates in certain locations.

The Operating Subsidiaries may enter into engagements such as fixed fee and time and materials with caps. Failure to effectively manage professional hours and other aspects of alternative fee engagements may result in the costs of providing such services exceeding the fees collected by the Company. Failure to successfully complete or reach milestones with respect to contingent fee or success fee assignments may also lead to lower revenues or the costs of providing services under those types of arrangements may exceed the fees collected by the Operating Subsidiaries.

The failure to recruit and retain qualified professionals could negatively affect our financial results and our ability to staff client engagements, maintain relationships with clients and drive future growth.

Our Operating Subsidiaries deliver professional corporate services to our clients, so we rely heavily on human resources for the provision of the services of our Operating Subsidiaries. The professionals of our Operating Subsidiaries have highly specialized skills. They also develop strong bonds with the clients they serve. Our continued success depends upon our ability to attract and retain professionals who have the expertise, experience and client relationships critical to maintaining and developing our business. Our Operating Subsidiaries face intense competition in recruiting and retaining highly qualified professionals to drive our organic growth and support expansion of our services and geographic footprint. We cannot assure that we will be able to attract or retain qualified professionals to maintain or expand our business. If we are unable to successfully integrate, motivate and retain qualified professionals, our ability to continue to secure work may suffer. Moreover, competition has caused our costs of retaining and hiring qualified professionals to increase, a trend that could continue and could adversely affect our operating margins and financial results.

Headcount reductions to manage costs during periods of reduced demand for our services could have negative impacts on our business over the longer term.

Our people are our primary assets and account for the majority of our expenses. During periods of reduced demand for the services of our Operating Subsidiaries, or in response to unfavorable changes in market or industry conditions, we may seek to align our cost structure more closely with our revenues and increase our utilization rates by reducing headcount and eliminating or consolidating underused locations in affected business segments or practices. Following such actions, in response to subsequent increases in demand for our services, including as a result of favorable changes in market or industry conditions, we may need to hire, train and integrate additional qualified and skilled personnel and may be unable to do so to meet our needs or our clients’ demands on a timely basis. In addition, benefits to be generated from the enhancement of human resources may not be as significant as expected due to factors beyond our control, such as the general market conditions, labor market, competition for talents against other corporate services providers, travel restrictions and border control, and the economic and political environment in Hong Kong, Singapore and overseas. Such factors may cause a delay in realizing our business growth and our expansion plan and hence, our financial results, in particular our profitability, may be adversely affected. There is also no assurance that we can employ sufficient number of suitable and competent staff to implement our growth strategies.

If we and our Operating Subsidiaries are unable to manage staffing levels on a timely basis in light of changing opportunities or conditions, our ability to accept or service business opportunities and client engagements, take advantage of positive market and industry developments, and realize future growth could be negatively affected, which could negatively impact our revenues and profitability. In addition, while increased utilization resulting from headcount reductions may enhance our profitability in the near term, it could negatively affect our business over the longer term by limiting the time the professionals of our Operating Subsidiaries have to seek out and cultivate new client relationships and win new projects.

Professionals may leave to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

The professionals of Operating Subsidiaries typically have close relationships with the clients they serve, based on their expertise and rapport. Therefore, the barriers to the professionals pursuing independent business opportunities or joining our competitors should be considered low. Although our clients generally contract for services with us as a company, and not with an individual professional, in the event that a professional leaves, such clients may decide that they prefer to continue working with a specific professional rather than with us or our subsidiaries. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. However, we may decide that preserving cooperation and a professional relationship with a former employee or client, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

We may not have, or may choose not to pursue, legal remedies against clients that terminate their engagements.

The engagement letters that we typically have with clients do not obligate them to continue to use our services and permit them to terminate the engagement without penalty at any time. Even if the termination of an ongoing engagement by a client could constitute a breach of the client’s engagement agreement, we may decide that preserving the overall client relationship is more important than seeking damages for the breach and, for that or other reasons, decide not to pursue any legal remedies against a client, even though such remedies may be available to us. We make the determination whether to pursue any legal actions against a client on a case-by-case basis.

If we fail to compete effectively, we may miss new business opportunities or lose existing clients, and our revenues and profitability may decline.

The market for some of the services our Operating Subsidiaries provide are highly competitive. We and our Operating Subsidiaries do not compete against the same companies across all of our segments, practices, services, industries or geographic regions. Instead, we and our Operating Subsidiaries compete with different companies or businesses of companies depending on the particular nature of a proposed engagement and the types of requested service(s) and the location of the client or delivery of the service(s).

The competitors include large organizations, such as the global accounting firms, global law firms, global corporate service providers and the large management and financial consulting companies that offer a broad range of consulting services; investment banking firms; and small firms and independent contractors that focus on specialized services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs and can compete through lower cost-service offerings.

Since business of our Operating Subsidiaries depends in large part on professional relationships, our business has low barriers to entry for professionals electing to start their own firms or work independently. In addition, it is relatively easy for professionals to change employers. If we and our subsidiaries cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations. The ability to compete successfully in corporate service industry depends on a number of factors, such as:

●	general economic and industry trends, including customer demand for our services;

●	build a well-recognized “Accolade” or “Acco” brand;

●	maintain and expand our client base;

●	maintain and enhance our relationships with partners;

●	attract, retain, and motivate qualified employees;

●	anticipate and adapt to changing market conditions and a competitive landscape;

●	respond effectively to technological changes and advancements in our industry;

●	manage our future growth;

●	ensure that the performance of the services of our Operating Subsidiaries meets client expectations;

●	maintain or improve the operational efficiency of our Operating Subsidiaries;

●	navigate a complex and evolving regulatory environment; and

●	defend ourselves in any legal or regulatory actions against us and our Operating Subsidiaries.

If we fail to address any or all of these risks and challenges, the business of our Operating Subsidiaries may be materially and adversely affected. As the business develops and as we respond to competition, our Operating Subsidiaries may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able, upon the completion of the Offering, to expand operations beyond our current level. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations.

We intend to further leverage AI products developed and licensed by third parties. Performance issues, errors and defects, or failure to successfully integrate or license necessary third-party software could cause delays, errors, or failures of our services, increases in our expenses and reductions in our sales, which could materially and adversely affect our business, operating results and financial conditions.

We, in the future, intend to further expand the utilization of artificial intelligence, or AI, products in the provision of the service and in the operations of our Operating Subsidiaries. For instance, as part of our growth strategies, we intend to deploy AI-powered tools to further automate the processes in the corporate secretarial services, such as the compilation of data, generation of financial statements and preparation of corporate and registration documentations. Currently, we have no intention to internally develop such AI products, and instead, we are planning to utilize AI products developed and licensed by third party vendors.

Such third parties may discontinue their products or licenses, cease to provide their products or service to us and our Operating Subsidiaries, go out of business, or otherwise cease to provide support for such products or services in the future. Commercially reasonable alternatives to the third-party software or services our subsidiaries license or receive, may not always be available, or it may be difficult or costly to replace existing third-party software or find a replacement third-party service. The use of additional or alternative third-party software will require us or our Operating Subsidiaries to enter into license agreements with third parties, and we may not be able to enter into such agreements on advantageous terms. In addition, integration of the software used in the service of our Operating Subsidiaries with new third-party software may require significant work and substantial investment of our time and resources. Also, to the extent that our services offerings depend upon the successful operation of third-party software, any undetected errors or defects in, or disruptions to the functionality of, such third-party software could prevent the deployment or impair the functionality of our services and operations, delay new services introductions, result in interruption of our operations, and injure our reputation, which in each case could harm our financial condition and results of operations.

There are significant risks involved in utilizing artificial intelligence and no assurance can be provided that our use of such artificial intelligence will enhance our products or services or produce the intended results. If the artificial intelligence models developed by the external vendors are incorrectly designed, improperly maintained, incomplete, inadequate, or biased in some way, the performance of the products, services, and business, of our Operating Subsidiaries as well as our reputation, could suffer or we could incur liability through the violation of laws and regulations, third-party intellectual property, privacy, or other rights, or contracts to which we are a party. Further, artificial intelligence can present ethical issues and may subject us and our subsidiaries to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of artificial intelligence, could impair the acceptance of artificial intelligence solutions, including those incorporated in our products and services. If the artificial intelligence tools that our Operating Subsidiaries use are deficient, inaccurate or controversial, we and our Operating Subsidiaries could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Because artificial intelligence technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of artificial intelligence.

A failure or malfunction of our information technology systems and the failure to maintain relationships with our vendors, could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our information technology systems support all phases of the operations of our Operating Subsidiaries and are an essential part of our technology infrastructure. Our operations depend upon the secured processing, storage and transmission of confidential and other information in our information technology infrastructure, and they are vulnerable to unauthorized access such as cyber-attacks, distributed denial of service attacks and ransomware attacks, malicious code and computer viruses by activists, hackers, organized crime, foreign state actors and other third parties, or other events that could lead to a security breach. They may also be subject to cyber-attacks involving the leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. As the breadth and complexity of our information technology infrastructure continue to grow, the potential risk of security breaches and cyber-attacks increases. Developing and enhancing new products and services, which is necessary for our Operating Subsidiaries to remain competitive, may involve the use or creation of new technologies, which further exposes us to cybersecurity and privacy risks that cannot be completely anticipated and increase the risk of security breaches and cyber-attacks.

While we and our Operating Subsidiaries have adopted various means to safeguard the integrity of the computer system and information technology infrastructure of our Operating Subsidiaries, these systems and infrastructure may fail to operate properly or become disabled as a result of events which are beyond our control, events such as human error, natural disasters, power failures, client misuse, computer viruses, cyber-attacks, spam attacks, unauthorized access and data loss or leakage, all of which may cause shutdown or disruption of operations (including data loss or corruption, interruption to the data storage system, delay or cessation in the services), account takeovers and unauthorized gathering, monitoring, misuse, loss, total destruction and disclosure of data and confidential information of ours, our clients, our employees or other third parties, or otherwise materially disrupt our or our clients’ or other third parties’ network access or business operations. The occurrence of one or more of such events could jeopardize the confidentiality of information processed, stored and transmitted through our computer systems and networks or otherwise disrupt our operations, which could result in reputational damage, disputes with clients and relevant parties, and financial losses.

Our Operating Subsidiaries also depend on various third-party software and platforms as well as other information technology systems provided by our information technology vendor in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation, and adversely affect our businesses. There is no guarantee that we are able to maintain our existing relationship with the information technology vendor of our software system or information technology infrastructure. In the event that any vendor is unable or unwilling to continue to provide existing services to our Operating Subsidiaries, our Operating Subsidiaries may not be able to replace them with service providers of equivalent expertise and service standard in a timely manner and thus resulting in disruption to our business operations. Any loss or deterioration of our relationship with external software vendor may affect our business, financial condition and results of operations.

The occurrence of any disruption to the information technology system or other information technology infrastructure of our subsidiaries may render us unable to meet client requirements in a timely and efficient manner, and/or lead to unauthorized disclosure of personal information or any other unexpected associated losses and damages. As a result, our reputation may be tarnished and we may also face complaints, action by regulatory authorities, and legal proceedings being brought against us (which can be costly and time-consuming to defend, and which may significantly divert the efforts and resources of our management personnel away from our usual business operations) and may potentially result in us having to pay damages. This could materially and adversely affect our financial condition, prospects, and results of operations.

Our systems, software, information system platforms, may contain serious errors or defects, and may be subject to disruptions that could have a materially adverse effect on our business and reputation.

The business of our subsidiaries relies heavily on various financial, accounting, and other data processing software and information technology systems. We need to properly manage our systems, applications and solutions, and any upgrades, enhancements and expansions we may undertake from time to time, in order to ensure they properly support our businesses. However, the software and information system platform our Operating Subsidiaries use in their operations, or those our Operating Subsidiaries incorporate into their corporate service solutions often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, and we may be unable to successfully correct in a timely manner or at all, and any ensuing disruptions could result in lost revenue, significant expenditures of capital, and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. If any of these systems, applications or solutions fails to operate properly or becomes disabled even for a brief period of time, whether due to malevolent acts, errors, defects or any other factor(s), we could suffer financial loss, a disruption of our businesses, liability to clients, loss of clients, regulatory intervention or damage to our reputation, any of which could have a materially adverse effect on our results of operation or financial condition.

Some of our customers may use the user-end software of the corporate service solutions for processes information and data that are critical to their businesses. The errors, defects, security vulnerabilities, service interruptions or software bugs in our solutions could result in losses to our customers. Customers may seek compensation from us and our subsidiaries for any losses they suffer, or they may cease conducting business with us altogether. There can be no assurance that provisions typically included in agreements with our customers that attempt to limit exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any claim. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming, divert management’s attention and be costly to defend and could seriously damage our reputation and brand.

In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations, as well as our reputation, may be adversely affected.

Compromise of confidential or proprietary information, failure to comply with data privacy, data protection, or any other laws and regulations related to data privacy and security, or the failure to protect client data or prevent breaches of the information systems, could expose us and the Operating Subsidiaries to liability or reputational damage and materially and adversely affect our business, financial condition, and results of operations.

As a corporate services provider, in providing the services to clients, our Operating Subsidiaries manage, utilize and store sensitive and confidential client data, including personal data or proprietary information. As a result, we and our Operating Subsidiaries may be subject to a variety of data privacy, data protection, cybersecurity, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations may apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict the business activities of our Operating Subsidiaries and require us to incur increased costs and efforts to comply, and any breach or non-compliance may subject us and our subsidiaries to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

The confidential and proprietary information of Acco and its subsidiaries and that of our clients could be compromised, whether intentionally or unintentionally, by our employees, business partners or vendors. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients.

In addition, vulnerabilities of the external service providers and other third parties could also pose security risks to client information and data. Although we and our subsidiaries have taken steps to reduce the risk of such threats, our risk and exposure to a cyber-attack or related breach remains heightened due to the evolving nature of these threats, our routine transmission of sensitive information to third parties, the current global economic and political environment, external extremist parties and other developing factors.

Similarly, a compromise of the security of the information technology systems leading to theft or misuse of our clients’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of clients. In addition, if our reputation is damaged due to a data security breach, the ability of our subsidiaries to attract new engagements and clients may be impaired or we and our subsidiaries may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition. Any actual or perceived breach of the security of our and our subsidiaries’ technology, or media reports of perceived security vulnerabilities of our systems or the systems of our third-party service providers, could damage our reputation, expose us to the risk of litigation and liability, disrupt our operations, increase our costs with respect to investigations and remediation, reduce our revenues as a result of the theft of intellectual property, and otherwise adversely affect our business. Further, any actual or perceived security breach or cyber-attack directed at other corporate services providers, whether or not we are impacted, could lead to a general loss of client confidence in the use of technology in the provision of our services, which could negatively impact us. The occurrence of any of these events could have adverse effects on our business and results of operations.

We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial conditions.

Our future success depends in significant part on the continued service of our key management, including our founders, who are heavily involved in the daily operation of our business. We believe that our management team’s extensive experience, industry knowledge and in-depth understanding of the corporate service market enable us to assess the competitive market environment and provide specialized services of high quality. Our future success will depend on the continued involvement, efforts, performance and abilities of our key personnel as a whole. We believe that the skills and experience of our senior management team would be difficult to replace, and the loss of key members of our senior management team and talented employees could result in significant disruptions to our business, including impairing our ability to execute our business strategy and material adverse effect on our financial condition and results of operations. We believe that our future success will depend significantly on our continued ability to attract and retain highly skilled and talented personnel. The loss of crucial employees could result in significant disruptions to our business and the future integration of our expanding businesses.

There can be no assurance that we will be able to retain the services of our key personnel and to continually leverage their skills and abilities. If we are unable to retain our key personnel or attract and engage suitable personnel on a timely and commercially viable basis, it may result in the loss of strategic leadership and disruption or delay to our business operations, which could have a material adverse effect on our business, operations and financial conditions.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. As a result of the initial public offering, our Company is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has limited experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We and our Operating Subsidiaries may be subject to litigation, arbitration, regulatory proceedings, or other legal proceeding risks, which could adversely affect our business, prospects, results of operations and financial conditions, and may face significant liabilities as a result.

We and our Operating Subsidiaries may be subject to litigation, disputes or claims of various types brought by our competitors, suppliers, customers, employees, business partners, lenders or other third parties. In particular, accounting and taxation services of our Operating Subsidiaries involve the provision of advice to our customers. A customer who relies on the advice received from the services of our Operating Subsidiaries may suffer loss if we are negligent in providing such advice and the customer may have legal cause to claim compensation against us. As such, we cannot assure you that we will not be subject to disputes, complaints or legal proceedings in the future, which may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business. Any claims or lawsuits against us or our subsidiaries arising from professional negligence and/or employee misconduct and claims from indemnified persons that result in substantial amounts of compensation may have a material and adverse impact on our business activities, reputation, results of operations, and financial conditions. Our engagements involve matters that may result in a severe impact on a client’s business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. The ability to attract new clients and generate new and repeat engagements or hire professionals depends upon the ability of our Operating Subsidiaries to maintain a high degree of client satisfaction, as well as our reputation among industry professionals. As a result, any claims against us and our Operating Subsidiaries involving the quality of our services may be more damaging than similar claims against businesses in other industries.

Our financial position may be adversely affected by any future claims against us. Regardless of the merits, legal proceedings can be time-consuming and costly, and may divert our management’s attention away from the business operation, thereby adversely affecting our business operation and financial position. Legal proceedings which result in unfavorable judgment against us and our Operating Subsidiaries may cause financial losses and damages to our reputation, thereby materially and adversely affecting our business, financial position, results of operations and prospect.

Claims involving the services of our Operating Subsidiaries could harm our overall professional reputation and our ability to compete and attract business or hire or retain qualified professionals.

The engagements with our clients involve matters that may result in a severe impact on a client’s business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. The ability of our subsidiaries to attract new clients and generate new and repeat engagements or hire professionals depends upon our ability to maintain a high degree of client satisfaction, as well as our reputation among industry professionals. As a result, any claims against us involving the quality of our services may be more damaging than similar claims against businesses in other industries.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of our Ordinary Shares.

Prior to the initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended June 30, 2025, 2024, and 2023, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to:  (1) our lack of sufficient financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security. To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team, external consultants, and additional staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function, to further improve the efficiency and quality of our financial reporting, and to establish a comprehensive policy and procedure manual; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; (iii) implementing formal IT policies and procedures and enhancing our IT systems that support the Company’s revenue and related financial reporting processes; and (iv) enhancing management reporting on the remediation measures to the board of directors, or audit committee members as appropriate.

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We may incur significant costs and may lose engagements as a result of claims by our clients regarding our services.

Many of the engagements of our Operating Subsidiaries involve complex analysis and the exercise of professional judgment. Therefore, we are subject to the risk of professional and other liabilities. Damages and/or expenses resulting from any successful claim against us or our subsidiaries, for indemnity or otherwise, could harm our profitability and financial resources. Any claim by a client or third party against us could expose us to reputational issues that adversely affect our ability to attract new or maintain existing engagements or clients or qualified professionals or other employees, consultants or contractors.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our and our Operating Subsidiaries’ reputation and brand recognition, which depends on earning and maintaining the trust and confidence of our current or potential clients, is critical to our business. The reputation and brand of Acco group of companies are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

If we or our Operating Subsidiaries fail to promote and maintain the Accolade brand in a cost-efficient way, our business and results of operations may be harmed.

We believe that, in addition to relying on word-of-mouth client referral, developing and maintaining awareness of the Accolade brand effectively is critical to attracting new clients and retaining existing ones. This depends largely on the effectiveness of our client acquisition strategy, our marketing efforts, our cooperation with our business partners and the success of the channels we use to promote our services. If any of our current client acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new clients in a cost-effective manner or convert potential clients into using our services.

It is likely that the future marketing efforts will require us and our subsidiaries to incur expenses. These efforts may not result in increased revenues in the immediate future or any increases at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we or our Operating Subsidiaries fail to successfully promote and maintain the Accolade brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

We and our subsidiaries may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Although we and our subsidiaries have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If we expand our business to or engage in other commercial activities in those jurisdictions using our own copyrights, trademarks, trade secrets, and internet content, we may not be able to use these intellectual properties or face potential lawsuits from those third parties and incur substantial losses if we fail to defend ourselves in those lawsuits. Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

We may grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

We may intend to pursue opportunities to expand our business by acquiring other companies in the future. Acquisitions involve risks, including those relating to:

●	identification of appropriate acquisition candidates;

●	negotiation of acquisitions on favorable terms and valuations;

●	integration of acquired businesses and personnel;

●	implementation of proper business and accounting controls;

●	ability to obtain financing, at favorable terms or at all;

●	diversion of management attention;

●	retention of employees and customers;

●	unexpected liabilities; and

●	detrimental issues not discovered during due diligence.

Acquisitions also may affect our short-term cash flow and net income as we expend funds, potentially increase indebtedness and incur additional expenses. If we are not able to identify or acquire companies consistent with our growth strategy, or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, our operating results may actually decline and acquired goodwill and intangibles may become impaired.

We may not be able to obtain finance from time to time to fund our operations and maintain growth.

In order to fund the operations of our subsidiaries and maintain our growth or expand our business beyond the scale permitted by the net proceeds from the initial public offering, we may need to obtain future funding including equity financing or banking facilities from our banks from time to time. However, we may face the limitation of not having sufficient amount of security or pledge to secure additional debt financing. Further, there may be occasions where we are unable to obtain financing at commercial terms favorable or acceptable to us or at all. If these circumstances arise, our business, results of operations, and growth could be compromised.

We may be unable to successfully implement our business strategies and future plans for our Operating Subsidiaries.

As part of our business strategies and future plans, we intend to expand the operations of our Operating Subsidiaries. While we have planned such expansion based on our outlook regarding our Operating Subsidiaries’ business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to successfully implement our development projects, hire and retain skilled employees to carry out our Operating Subsidiaries services and business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for their services by existing and new customers in the future.

Further, the implementation of our business strategies and future plans for our Operating Subsidiaries’ business operations may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any cost savings, increased operational efficiency and/or productivity improvements to our Operating Subsidiaries’ operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, including if our Operating Subsidiaries fail to achieve a sufficient level of revenue or fail to manage their costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operations and prospects may be adversely affected.

We do not have any business insurance coverage.

Currently, while we and our subsidiaries do maintain worker’s injury insurance, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters.

An outbreak and prevalence of pandemic such as COVID-19 would adversely impact economic activities and conditions worldwide and led to significant volatility and disruption to financial markets. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, which had spread throughout the world and had resulted in the implementation of stringent governmental measures, including lockdowns, closures, quarantines, and travel bans or restrictions, temporary closure of businesses, intended to control the spread of the virus by different countries.

Though the impact of outbreaks of pandemic such as COVID-19 is temporary and not permanent, the frequent outbreak of different kinds of epidemics and pandemics including the new or more severe strains of the virus and their variants are highly uncertain and unpredictable, and the resultant anti-pandemic measures would inevitably result in slowdown of economic activities in both Hong Kong and worldwide which, in totality, may adversely affect or delay our potential customers’ corporate and business activities, and the demand for the services of our Operating Subsidiaries.

In addition, our business could also be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, political unrest, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H5N1 flu, H7N9 flu, avian flu, Swine flu, SARS or other epidemics.

Our headquarters are located in Hong Kong, where our directors and management and a majority of our employees currently reside; we also have operations in Singapore. Consequently, we and our subsidiaries are highly susceptible to factors adversely affecting Hong Kong and Singapore. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. The business of our subsidiaries could also be adversely affected if our employees are affected by pandemics. In addition, our results of operations could be adversely affected to the extent that any pandemic harms the Chinese, Singapore and Hong Kong economy in general. The incidence and severity of disasters or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

Risks Relating to Jurisdictions Where We Operate

Substantial part of our operations is in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to the PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of the PRC laws and regulations may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our operations are primarily located in Hong Kong through two of our Operating Subsidiaries which operate their business in Hong Kong, a special administrative region of the PRC. Pursuant to the Basic Law of Hong Kong (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of the PRC laws and regulations to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the PRC laws and regulations to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiaries in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong Operating Subsidiaries were to become subject to the PRC laws and regulations, it is possible that all the legal and operational risks associated with being based in and having operations in Mainland China may also apply to the operations in Hong Kong in the future, and we face the risks and uncertainties associated with the PRC legal system, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations of the PRC are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives of the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We have no operations in Mainland China. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this annual report, as our Operating Subsidiaries are located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate the initial public offering and future offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiaries in Hong Kong. The PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to the outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

If we and our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related thereto and we and our subsidiaries are unable to comply with such PRC laws and regulations, our financial condition, and results of operations may be materially and adversely affected.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, data protection and overseas offering. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law,” or the “PIPL,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc. On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. CAC has said that under the proposed rules companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.”

Our Operating Subsidiaries may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purpose. However, as confirmed by our legal advisors, we believe that we and our Operating Subsidiaries will not be deemed to be an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong and for our public offerings on a foreign stock exchange, since (i) our Operating Subsidiaries is incorporated and operating in Hong Kong and Singapore only without any subsidiary or variable interest entity structure in Mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) shall be applied to a Hong Kong company; (ii) as of date of this annual report, our Operating Subsidiaries has in aggregate collected and stored the personal information of less than one million individuals in Mainland China only and we have acquired the clients’ separate consents for collecting and storing of their personal information and data; (iii) we and our subsidiaries do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) data processed in our business should not have a bearing on national security nor affect or may affect national security; (v) all of the data our Operating Subsidiaries have collected is stored in servers located in Hong Kong; and (vi) as of the date of this annual report, neither we nor our subsidiaries have received any notice from any PRC cybersecurity regulator identifying us or our subsidiaries as a “critical information infrastructure operator” or requiring any ex-ante security assessment and evaluation of cross-border data transfer and our subsidiaries have processed far less than one million users’ personal information.

However, given the recent issuance of the above PRC laws and regulations related to cybersecurity and data privacy, the interpretation and implementation of these laws and regulations may be subject to revisions and we cannot rule out the possibility that any PRC governmental authorities may subject us and our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries in Hong Kong, and our financial condition and results of operations.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC or CSRC nor any other PRC authorities for offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiaries’ operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Privacy Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we and our Operating Subsidiaries in Hong Kong have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for future offering. However, if we or our Hong Kong Operating Subsidiaries conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the CSRC, the CAC, or other PRC governmental authorities in connection with our IPO or future follow-on offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures (the “Trial Administrative Measures”) and five supporting guidelines, which came into effect on March 31, 2023. The Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China.

On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that (a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, (b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

Furthermore, based on laws and regulations currently in effect in the PRC as of the date of this annual report, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Ordinary Shares can be listed or offered in the U.S since neither we nor our subsidiaries are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong and Singapore, all of our revenues and profits are generated by our Operating Subsidiaries in Hong Kong and Singapore, none of our business activities are conducted in Mainland China, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (v) pursuant to the Basic Law of Hong Kong, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, given the current PRC regulatory environment, it is uncertain whether we or our subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. Given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries and the listing of our Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we and our subsidiaries were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we and our subsidiaries are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we and our subsidiaries may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and the operation of Operating Subsidiary and the listing of our Ordinary Shares become subject to the CAC or CSRC review, we cannot assure you that we or our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost of providing the service offerings of our Operating Subsidiaries, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Our financial condition, results of operations, the value of our Ordinary Shares and/or our ability to continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to us and our subsidiaries.

Substantial part of our operations are conducted by our Operating Subsidiaries in Hong Kong. We and our subsidiaries do not have any operation, maintain office or personnel or physical presence in Mainland China, nor currently do we have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China. However, we and our Operating Subsidiaries in Hong Kong are subject to certain legal and operational risks associated with two of Operating Subsidiaries being based in Hong Kong, having all of their operations to date in Hong Kong, and having existing or potential clients that are companies based in Mainland China or have shareholders or directors that are Mainland China individuals.

There is no guarantee that if certain existing or future PRC laws become applicable to us and our subsidiaries, they will not have a material adverse impact on the business of our subsidiaries in Hong Kong, our financial condition and results of operations and/or our ability to continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, national laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and are applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs, as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and, thus, they may not apply directly to Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation may be revised from time to time. To the extent any PRC laws and regulations become applicable to us and our subsidiaries, we and our subsidiaries may be subject to the risks associated with the legal system in Mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations, which could materially and adversely affect our financial condition and results of operations.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to continuously list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

The enforcement of laws and rules and regulations in PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we offered.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong which ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system.

However, if there are any changes in relation to the political arrangements which allows Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiaries’ business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with our customers.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent a substantial part of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent a substantial part of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

There are political risks associated with conducting business in Hong Kong.

A substantial part of our operations is in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive a substantial part of our revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Hong Kong National Security Law that was passed in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump issued an executive order and signed into law the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, Mainland China, and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Because our business is conducted in Hong Kong dollars and Singapore dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Since the business of our Operating Subsidiaries is conducted in Hong Kong and Singapore, our books and records are maintained in Hong Kong dollars and Singapore dollars, which is the currency of Hong Kong and Singapore, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar, Singapore dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar and Singapore dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong and Singapore’s political and economic conditions and perceived changes in the economy of Hong Kong, Singapore and the United States. Any significant revaluation of the Hong Kong dollar and Singapore dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this annual report are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar and Singapore dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar, Singapore dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Substantial part of our operations is concentrated in Hong Kong, and the business performance of our Operating Subsidiaries is highly influenced by the conditions of economy and financial market in Hong Kong. Unfavorable market and economic conditions and the material deterioration of the political and regulatory environment in Hong Kong, Mainland China, and elsewhere in the world could materially and adversely affect our business, financial condition, prospects, and results of operations.

Substantial part of the business and operations of our Operating Subsidiaries were carried out in Hong Kong. As the corporate service provider for businesses and companies in Hong Kong, our results of operations and prospects are highly susceptible to any development of change in government policies, as well as economic, social, political and legal development in Hong Kong. Events with adverse impacts on the economy and social conditions, such as riots or mass civil disobedience movements and general deterioration of the local economy, may lead to a reduction in economic, investing or trading activities and in turn our business performance. Any change in the Hong Kong local economic, social and political environment, all of which are beyond our control, may lead to a prolonged period of sluggish market activities which would in turn have material adverse impact on our business.

The market and the economic conditions in general of Hong Kong are also highly sensitive to conditions of the political, social and economic conditions in Mainland China and globally. When there are unfavorable changes to the global or local market conditions, the capital market and the economy in Hong Kong may experience negative fluctuations in its performance. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in the capital market as a whole and have a negative impact on our business as a whole, the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and the results of operations. Additionally, continued turbulence in the international financial markets may adversely affect our ability to access the capital markets to meet liquidity needs. Financial markets and economic conditions could be negatively impacted by many factors, both economically and politically, beyond our control, such as the inability to access capital markets, control of the foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in the allocation of resources, inability to meet financial commitments in a timely manner, terrorism, pandemics such as the Covid-19 pandemic, political uncertainty, Russo — Ukraine war, the outcome of the Sino — US trade dispute, civil unrest, fiscal or other economic policy of Hong Kong or other governments, and the timing and nature of any regulatory reform.

The current heightened tensions in international economic relations, such as the one between the United States and China, may also give rise to uncertainties in global economic conditions and adversely affect the economic conditions of Hong Kong. Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. The U.S. government has imposed and has continued to propose to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Unfavorable financial market and economic conditions in Hong Kong, Mainland China, and elsewhere in the world, and the escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, could negatively affect our clients’ business and materially reduce demand for our services and increase price competition among corporate services firms seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations. In addition, our profitability could be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenues or within a timeframe sufficient to offset any decreases in revenues relating to changes in the market and economic conditions.

Given the close tie between Hong Kong and Mainland China, the stability of the Hong Kong economy and domestic market is susceptible to the general economic, political and regulatory environment in Mainland China. Any material adverse changes in the economic performance, political situations and regulations in relation to the economy and market in Mainland China may adversely affect Mainland China-based companies’ desire to invest or participate in the financial market in Hong Kong. This may lower their demand for the services of our Operating Subsidiaries and in turn adversely affect our financial condition and results of operations. The economy of Mainland China differs from the economies of most developed countries in a number of aspects, such as the extent of government intervention, growth rate, and control of the foreign exchange. In particular, the PRC government exerts substantial control over the growth of the domestic economy by means of, among others, resource allocation as well as setting policy on foreign exchange. There is no assurance that the PRC government will not implement reforms or policies which may drastically (i) restrict Mainland China companies from investing abroad and in Hong Kong; and/or (ii) restrict Mainland China companies and businesses to operate or access to the capitals in Hong Kong or globally. Such intervention or policies changes may potentially affect the attractiveness of Hong Kong as an alternative venue for Mainland China business to invest, conduct fundraising activities, or expand in Hong Kong, or otherwise diminish the securities and financial market of Hong Kong, given the substantial reliance of Hong Kong financial and securities on the business and companies based in Mainland China. If the Chinese government implements market-oriented reforms involving unprecedented or experimental revision of its economic reform measures, there is no guarantee that adjustments to its policies will not negatively affect our operations and business development.

Furthermore, the outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military action in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We are currently actively monitoring the situation in Ukraine, however, we cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

Our international operations involve special risks.

We are headquartered in Hong Kong, and have operations in Singapore and Hong Kong. Our international operations involve financial and business risks that differ from or are in addition to those faced by our Hong Kong operations, including:

●	cultural and language differences;

●	limited brand recognition;

●	different employment laws and rules, employment or service contracts, and social and cultural factors that could result in employee turnover, lower utilization rates, higher costs and cyclical fluctuations in utilization that could adversely affect financial and operating results;

●	foreign currency disruptions and currency fluctuations between the Hong Kong dollar and foreign currencies that could adversely affect financial and operating results;

●	different legal and regulatory requirements and other barriers to conducting business;

●	greater difficulties in resolving the collection of receivables when legal proceedings are necessary;

●	greater difficulties in managing our non-Hong Kong operations, including client relationships, in certain locations;

●	disparate systems, policies, procedures and processes;

●	failure to comply with the FCPA and anti-bribery laws of other jurisdictions;

●	higher operating costs;

●	longer sales and/or collections cycles;

●	potential restrictions or adverse tax consequences for the repatriation of foreign earnings, such as trapped foreign losses and importation or withholding taxes;

●	different or less stable political and/or economic environments;

●	conflicts between and among the Hong Kong and countries in which we conduct business, including those arising from trade disputes or disruptions, the termination or suspension of treaties, or boycotts; and

●	civil disturbances or other catastrophic events that reduce business activity.

If we and our subsidiaries are not able to quickly adapt to or effectively manage our operations in geographic markets outside the Hong Kong, our business prospects and results of operations could be negatively impacted.

Failure to comply with laws and regulations applicable to our business could subject us and our Operating Subsidiaries to fines and penalties and could also cause us to lose customers or otherwise harm our business.

The business of our Operating Subsidiaries is subject to regulation by various governmental agencies in Singapore and Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as corporate law, data privacy laws and regulations, intellectual property laws, employment and labor laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us and our Operating Subsidiaries to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or business partners;

●	termination of contracts; and

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations;

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Part of our operations are in Singapore. We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

Part of our operations are in Singapore. We and our Singapore subsidiary, ASG, are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application. In particular, we and ASG are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore, which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

The laws of Singapore and of the United States differ in certain significant respects. The application of Singapore law, in particular, the Companies Act 1967 of Singapore (“Singapore Companies Act”) may, in certain circumstances, impose more restrictions on us, our directors and officers than would otherwise be applicable to U.S. corporations, including those incorporated in Delaware. For example, the Singapore Companies Act requires a director to act with reasonable degree of diligence in the discharge of the duties of his or her office and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. Additionally, under the Employment of Foreign Manpower Act 1990 of Singapore, we are also required to ensure that each foreign worker employed by us has a valid work pass, and in particular, the number of foreign workers employed under certain work passes (i.e. Work Permits and S Pass holders) are subject to a quota and certain other limitations. Generally, for employees doing manual work and employees earning S$2,600 or less a month, it is required to take out mandatory insurance for accidents which arise in the course of an employee’s employment under the Work Injury Compensation Act 2019 of Singapore.

We and our Operating Subsidiaries, in particular, ASG, are also required to comply with (i) certain regulations on labor, including the Employment Act 1968 of Singapore which prescribes statutory protections for employees, and the Central Provident Fund Act 1953 of Singapore, which prescribes contributions to the central provident fund by the employer for the benefit of the employees; (ii) the Workplace Safety and Health Act 2006 of Singapore, which governs the safety, health and welfare of employee; (iii) the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore and the Terrorism (Suppression of Financing) Act 2002 of Singapore, targeting anti-money laundering and combating of terrorism financing; (iv) the Personal Data Protection Act 2012 of Singapore, which regulates the collection of personal data; and (v) the regulations on intellectual property rights, including the Copyright Act 2021 of Singapore and the Trademarks Act 1998 of Singapore.

Risks Relating to Our Corporate Structure

Our corporate actions will be substantially controlled by our Controlling Shareholder, Star Blessings, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Ordinary Shares and materially reduce the value of your investment. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of the date of this annual report, Star Blessings Limited, our Controlling Shareholder, beneficially own 74.73% of our total issued and outstanding Ordinary Shares. Accordingly, Star Blessings will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. Mr. Yuen Yuk, HAU (the Chairman, Director and Chief Financial Officer) owns 100% of the equity interest of Star Blessings. Mr. Hau may be deemed the beneficial owner of all Ordinary Shares held by Star Blessings.

The interests of our Controlling Shareholder may differ from the interests of our other shareholders. The concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares.

Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Within our structure, funds from foreign investors can be directly transferred to our Hong Kong or Singapore subsidiaries by way of capital injection or in the form of a shareholder loan from the Company. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur.

We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our Operating Subsidiaries incorporated in Hong Kong and Singapore through loans and/or capital contributions. Our Operating Subsidiaries are permitted under the laws of Hong Kong and Singapore (as the case may be) to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. We do not maintain cash management policies or procedures with respect to the size or means of such transfers.

Currently, the PRC law and regulations and foreign currency control in Mainland China do not currently have any material impact on the transfer of cash between Acco and its Operating Subsidiaries, or vice versa. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

The enforcement of foreign civil liabilities in the Cayman Islands, Singapore and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult or impossible to enforce in such jurisdictions.

We are a Cayman Islands exempted company with limited liability and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Even if the shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands may render the investors unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would in certain circumstances recognize and enforce a foreign judgement, without any re-examination or re-litigation of matters adjudicated upon, provided such judgement: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. A foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

There is also uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States will be recognized and/or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the recognition or enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law. Additionally, there is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. Accordingly, there can be no assurance that the Singapore courts would enforce against us, our directors and/or our officers, judgments obtained in the United States which based on the civil liability provisions of the federal securities laws of the United States.

Risks Related to our Ordinary Shares

Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect or investigate completely the Company’s auditor for two consecutive years.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm headquartered in Singapore and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standard. However, recent developments with respect to audits of Hong Kong based companies, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently able to conduct inspections of audit firms located in Mainland China and Hong Kong and conduct inspections of U.S. audit firms where audit work papers are located in Mainland China.

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges, such as Nasdaq, of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected, and we could be delisted if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong because of positions taken by Mainland China and Hong Kong authorities in those jurisdictions, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. The PCAOB has made such designations as mandated under the HFCAA. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. The auditor of the Company, Onestop Assurance PAC, is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in Mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

Should the PCAOB be unable to fully conduct inspections of our auditor, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures and you may be deprived of the benefits of such inspection, which could result in limitation or restriction to our access to the U.S. capital markets, and our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect us.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading prices of our Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S.–listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	changes in the economic performance or market valuations of other corporate secretarial service providers;

●	changes in the political, social and economic conditions in Mainland China and Hong Kong;

●	actual or anticipated fluctuations in our financial results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, other beneficial owners, professional parties we partner with, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, or directors;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with several recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Ordinary Shares may not develop or be sustained.

If securities or industry analysts do not publish research or reports about us or the business of our subsidiaries, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or the business of our subsidiaries. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

We are listed on the Nasdaq Capital Market. We cannot assure you that we will be able to continue to meet those initial listing requirements at that time. We cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq Capital Market.

In addition, in order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our Ordinary Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Ordinary Shares;

●	reduced liquidity with respect to our Ordinary Shares;

●	a determination that our Ordinary Share is a “penny stock” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our shares have been approved for listing on Nasdaq, such securities are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Nasdaq may apply additional and more stringent criteria for our continued listing because insiders will hold a large portion of the Company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the continued listing of securities in Nasdaq and Nasdaq may use such discretion to apply additional or more stringent criteria for the continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny continued listing or to apply additional and more stringent criteria in the instances, including, but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. The insiders of our Company will hold a large portion of the Company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our continued listing.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on some home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our outstanding voting securities become directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups (“JOBS”) Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely the Company may only pay dividends if we are solvent immediately after the dividend payment in the sense that the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due.

We currently intend to retain all remaining funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

If we are classified as a passive foreign investment company, U.S. taxpayers who own Ordinary Shares may have adverse U.S. federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. With the amount of cash we raised in our past offerings, together with any other assets held for the production of passive income, it is possible that, for any subsequent year, more than 50% of our assets may be assets which produce passive income. It is believed we are not a PFIC for the taxable year ending June 30, 2025. We will continue to make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information — 10.E. Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Item 4. Information on the Company

4.A. History and Development of the Company

Acco Group Holdings Limited is a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, Acco conducts all of its operations through its indirect wholly-owned Operating Subsidiaries, namely Accolade Corporate Services Limited and Accolade Consultants Limited in Hong Kong and Accolade IP (SG) Pte. Ltd. in Singapore. Accolade Corporate Services Limited (“ACSL”) was incorporated under the laws of Hong Kong on December 4, 2009. Accolade Consultants Limited (“ACL”) was incorporated under the laws of Hong Kong on August 2, 2010. Both ACSL and ACL are limited liability companies that provide corporate secretarial services and accounting and financial reporting services, respectively. Accolade IP (SG) Pte. Ltd. (“ASG”) was incorporated under the laws of Singapore on January 26, 2018, and is primarily engaged in the provision of intellectual property (“IP”) registration services. ACSL, ACL, and ASG are collectively referred to as our Operating Subsidiaries, and are indirectly wholly owned by Acco through its wholly owned subsidiary, Starry Prospect Limited, a company incorporated in the British Virgin Islands on June 11, 2024.

All of our operations are conducted by our Operating Subsidiaries in Hong Kong and Singapore. We and our subsidiaries do not have any operation, maintain any office, personnel, or physical presence in Mainland China, nor do we currently have, or intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China.

As a holding company, Acco Group Holdings Limited relies on dividends or other distributions paid by its Operating Subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur, and to pay our operating expenses. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own or by laws and regulations applicable to them. See “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.”

Corporate History

Acco Group Holdings Limited (“Acco”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on May 31, 2024. It is a holding company and does not engage in any substantive business operations of its own. Under its Amended and Restated Memorandum and Articles of Association, adopted on July 11, 2025, Acco is authorized to issue a maximum of 625,000,000 Ordinary Shares at par value US$0.00008 per share. As of the date of this annual report, 13,900,000 Ordinary Shares are issued and outstanding. The registered office of Acco is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

In this annual report, we refer to all these following events as the “Reorganization”.

On May 31, 2024, we formed Acco. On the date of its incorporation, 1 ordinary share was issued to Quality Corporate Services Ltd. On the same date, the 1 ordinary share was transferred from Quality Corporate Services Ltd. to Star Blessings Limited, the Controlling Shareholder.

As part of the Reorganization, on June 11, 2024, the wholly-owned British Virgin Islands subsidiary of Acco, Starry Prospect Limited (“Starry Prospect”) was then incorporated as the intermediate holding company. On June 21, 2024, Acco acquired, through Starry Prospect, all the issued share capital of the Operating Subsidiaries, namely, Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd, at cash considerations, of HKD 8,768,765.34, HKD 6,531,673.28 and SGD 121,954.42, respectively from Starry Charm Limited, Starry Charm Limited and Starry Insight Holdings Limited, respectively. As a result, all of the Operating Subsidiaries became indirect wholly-owned subsidiaries of Acco. On June 21, 2024, Mr. Yuen Yuk, Hau entered into a letter of waiver, of which Mr. Hau waived the amount due to him from Starry Prospect of US$2,048,695, representing the premium between the consideration of acquisition and the share capital of ACSL, ACL, and ASG. This waived amount was subsequently transferred to the equity of Starry Prospect.

On June 28, 2024, Acco Group Holdings Limited further issued 924, 50 and 25 ordinary shares, at the respective consideration of US$924, US$50, and US$25, to Star Blessings Limited, Mr. Cheung Po, LUI and Mr. Po, TSUI, respectively. On August 8, 2024, the Company effectuated a share split of its issued and outstanding shares at a ratio of 100,000 for one (1) (the “Share Split”). Subsequent to the Share Split, the authorized share capital of the Company became US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001 each, and the Company had 100,000,000 ordinary shares issued and outstanding, of which 92,500,000, 5,000,000 and 2,500,000 ordinary shares were held by Star Blessings Limited, Mr. Cheung Po, LUI and Mr. Po, TSUI, respectively.

On August 16, 2024, Star Blessings Limited entered into Sale and Purchase Agreements with Forever Peak Holdings Limited and River Wise Holdings Limited, respectively. Pursuant to the Sale and Purchase Agreements, Star Blessings Limited is to sell, and Forever Peak Holdings Limited and River Wise Holdings Limited are to acquire, 4.9% and 4.5% equity interests in Acco Group Holdings Limited held by Star Blessings Limited at the consideration of US$108,974 and US$100,000, respectively. On the same date, Star Blessings Limited executed the instrument of transfers whereby Star Blessings Limited transferred 4,900,000 and 4,500,000 Ordinary Shares, out of its 9,250,000 ordinary shares, to Forever Peak Holdings Limited and River Wise Holdings Limited, respectively.

On July 11, 2025, the Company’s shareholders approved a one (1) for eight (8) reverse share split of its issued and unissued shares (the “Reverse Share Split”). Following the Reverse Share Split, our then existing 5,000,000,000 ordinary shares issued and unissued with a par value of US$0.00001 each were divided into a total of 625,000,000 Ordinary Shares issued and unissued with a par value of US$0.00008 each. The then existing 100,000,000 ordinary shares issued and outstanding were divided into 12,500,000 Ordinary Shares issued and outstanding, of which 10,387,500, 625,000, 612,500, 562,500 and 312,500 Ordinary Shares are held by Star Blessings Limited, Mr. Cheung Po LUI, Forever Peak Holdings Limited, River Wise Holdings Limited and Mr. Po TSUI, respectively. On July 11, 2025, the Company adopted the second amended and restated memorandum and articles of association.

From a Cayman Islands legal perspective, the Share Split and Reverse Share Split do not have any retroactive effect on our shares prior to the effective date. References to our Ordinary Shares in this annual report are presented on a post share split basis, or as having been retroactively adjusted and restated to give effect to the share splits, as if the share splits had occurred by the relevant earlier date.

Prior to the completion of Company’s initial public offering, the Company was owned as to 10,387,500, 625,000, 612,500, 562,500, and 312,500 Ordinary Shares by Star Blessings Limited, Mr. Cheung Po, LUI, Forever Peak Holdings Limited, River Wise Holdings Limited and Mr. Po, TSUI, respectively.

Completion of the Initial Public Offering

On October 20, 2025, the Company closed its initial public offering of 1,400,000 of the Company’s Ordinary Shares on the Nasdaq Capital Market. Under the terms of the Underwriting Agreement, the Company sold a total of 1,400,000 Ordinary Shares at an offering price of US$4.00 per Ordinary Share for gross proceeds of US$5.6 million. A final prospectus relating to the initial public offering was filed with the SEC on October 17, 2025. The Company’s Ordinary Shares began trading on October 17, 2025 on the Nasdaq Capital Market under the ticker symbol “ACCL.”

As of the date of annual report, 13,900,000 Ordinary Shares were issued and outstanding.

Corporate Structure

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this Annual Report. The percentages shown on the following chart represent percentages of equity ownership:

Subsidiaries and Business Functions

Accolade Corporate Services Limited (“ACSL”) was incorporated under the laws of Hong Kong on December 4, 2009. ACSL is a limited liability company primarily engaged in the provision of corporate secretarial services, including company formation, statutory compliance, registered office address services, and other related professional support for both Hong Kong and offshore companies. ACSL is an indirectly wholly owned subsidiary of Acco Group Holdings Limited through Starry Prospect Limited.

Accolade Consultants Limited (“ACL”) was incorporated under the laws of Hong Kong on August 2, 2010. ACL is a limited liability company primarily engaged in the provision of accounting and financial reporting services, including bookkeeping, management accounts preparation, financial statements compilation, and related advisory services. ACL is also an indirectly wholly owned subsidiary of Acco through Starry Prospect Limited.

Accolade IP (SG) Pte. Ltd. (“ASG”) was incorporated under the laws of Singapore on January 26, 2018. ASG is a private company limited by shares and is primarily engaged in the provision of intellectual property (“IP”) registration and consultancy services, including trademark and patent applications, renewals, and related IP portfolio management. ASG is an indirectly wholly owned subsidiary of Acco through Starry Prospect Limited.

Corporate Information

Our principal executive offices are located at Unit 2406, 24/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong. Our registered office in the Cayman Islands is at Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006, Cayman Islands. We maintain a website at https://www.accoladegroup.com.hk. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

4.B. Business Overview

Our Mission

It is our mission to empower businesses with excellent, technology-based corporate services. We and our Operating Subsidiaries strive to be the trusted partner of choice for enterprises of all scale, providing comprehensive resolutions that ensure compliance, enhance operational efficiency, and support business growth. We and our Operating Subsidiaries are dedicated to innovation, integrity and the continuous development of our team, enabling us to meet the evolving needs of Hong Kong, Singapore, and global business community.

Overview

Headquartered in Hong Kong, we are a holding company incorporated in the Cayman Islands, and all of our business is carried out by our wholly-owned Operating Subsidiaries, namely ACSL and ACL in Hong Kong and ASG in Singapore. Through our Operating Subsidiaries, we are a multi-disciplinary, IT-driven corporate service provider with a strong presence in Hong Kong and Singapore. Under the “Accolade” brand, our Operating Subsidiaries specialize in offering corporate secretarial services and accounting services in Hong Kong, as well as intellectual properties (“IP”) registration services in Singapore. Leveraging advanced IT solutions, our Operating Subsidiaries provide comprehensive, reliable and professional support to our clients, enabling them to focus on their core business activities while our Operating Subsidiaries manage and handle their corporate compliance needs. Our clientele ranges from individual clients, small and medium-sized enterprises to multinational corporations, reflecting our ability to cater to diverse business needs with tailored, technology enhanced solutions. “Accolade” is a trademark registered under a related party of the Company and licensed for use to ACSL, ACL and ASG.

Since the commencement of our business in 2009, we have been an active player in the corporate service market, serving clients from a wide spectrum of industry sectors. As of June 30, 2025, our Operating Subsidiaries have around 3,542 and 362 active client engagements in Hong Kong and Singapore, respectively.

We take pride in our Operating Subsidiaries’ technology-based business module, which ensures streamlined client management and consistent service quality. We and our Operating Subsidiaries are among the pioneering group of corporate service providers in Hong Kong that extensively utilized technology to replace manual labor. By utilizing latest technology tools, we manage various aspects of our operations with precision and efficiency. In addition, our Operating Subsidiaries have a team of qualified and experienced professionals with solid background in accounting, corporate secretarial services and IP services for Hong Kong and Singapore markets.

Through our Operating Subsidiaries, our service portfolio currently comprises:

.

(1) Corporate secretarial services

The corporate secretarial services are designed to ensure that companies comply with local statutory and regulatory requirements. The corporate secretarial services can be broadly classified into the categories of company formation, maintenance of statutory records and annual compliance.

(2) Accounting services

The accounting services are tailored to the needs of businesses in Hong Kong, ensuring their compliance with local accounting standards and requirements. The accounting services encompass preparation of financial reports as well as tax computation and related filings. Where necessary, our Operating Subsidiaries may also assist consulting companies in liaising with and advising their clients on accounting matters.

(3) IP registration services

Our Operating Subsidiaries offer IP registration services to help our clients advance and protect their IPs. The IP registration services consist of searches, applications and renewals of trademarks. If so requested by our clients, our Operating Subsidiaries may also assist them to formulate IP protection strategies on macro-level.

We aspire to expand our business and become an integrated platform for providing one-stop corporate services tailored to our clients’ specific needs. We intend to leverage our successful experience in Hong Kong and Singapore and help other overseas clients to set up and maintain their businesses in the U.S. and Southeast Asia.

Attributable mainly to the increase of corporate secretarial services and IP registration services, our revenue increase from approximately US$4.4 million for the year ended June 30, 2024 to approximately US$4.9 million for the year ended June 30, 2025; while our profit before tax increased from approximately US$1.1 million to approximately US$1.2 million in the corresponding periods.

The table below sets out a breakdown of our revenue by business segments for the years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Corporate secretarial services	2,959,684	60.5	2,677,264	61.3	2,191,421	59.2
Accounting services	981,865	20.1	969,316	22.2	785,295	21.2
IP registration services	947,275	19.4	721,929	16.5	727,022	19.6
Total	4,888,824	100.0	4,368,509	100.0	3,703,738	100.0

Competitive Strengths

We believe that the following strengths enable us and our Operating Subsidiaries to capture opportunities in the corporate service industry and differentiate us from the competitors:

Client-centric, technology-based approach: We prioritize our clients’ needs, offering customized services and maintaining strong relationships to ensure their long-term success. The client-centric approach of our subsidiaries involves understanding each client’s unique requirements and providing personalized services. Unlike many market players who still rely heavily on manual work, our Operating Subsidiaries deploy a variety of technologies extensively in customer service, ensuring a seamless and efficient experience for our clients. For instance, with the support of external IT vendor, our Operating Subsidiaries are equipped with the online application, powered by generative artificial intelligence (“AI”), through which we offer round-the-clock customer service and prompt response to service inquiries on different social media platforms such as LINE and WhatsApp. Further, our Operating Subsidiaries have automated most of the key processes in our corporate secretarial services, which help serve timely notifications for changes or renewals to clients and generate e-forms and e-documents with minimal labor input. In addition, we and our Operating Subsidiaries have subscribed to a wide range of database worldwide, which provides our Operating Subsidiaries with instant access to critical information to perform thorough client diligence and conduct global IP searches. These resources enhance the ability of our Operating Subsidiaries to offer informed advice and expedite processes such as company formation, compliance checks and IP-related inquiries. For the years ended June 30, 2025, 2024 and 2023, our Operating Subsidiaries achieved a client retention rate of over 80% on average across our different service segments. This high retention rate illustrates our ability to foster a strong sense of loyalty among our clients. It is also a testament to the consistent quality and reliability of the services of our Operating Subsidiaries, as well as our commitment to understanding and addressing our clients’ needs.

Renowned corporate brand: We and our Operating Subsidiaries have established a solid reputation as a reliable corporate service provider, trusted by a diverse clientele across various industries. Our commitment to excellence and client satisfaction has earned us and our Operating Subsidiaries a strong market position. Recently, in recognition of its service quality, ACSL has been conferred the title of Hong Kong Top Brand Mark (Top Mark) under a scheme jointly organized by the Hong Kong Brand Development Council and the Chinese Manufacturers’ Association of Hong Kong. This award underscores our dedication to maintaining the highest standards of service and reinforces our leadership in the industry.

Experienced and professional management team: The management team of us and our Operating Subsidiaries comprises professionals with extensive experience in accounting, corporate secretarial services and IP services. Mr. Yuen Yuk, HAU, our chief financial officer and chairman, has approximately 20 years of experience in accounting, business and administrative management. Mr. Cheung Po, LUI, our chief executive officer and director, has over 10 years of experience in the corporate service industry. The core operation team members possess well-recognized qualifications including memberships of The Hong Kong Institute of Certified Public Accountants and The Hong Kong Institute of Chartered Secretaries. Most of them have been working with our Operating Subsidiaries for more than 5 years. Leveraging on the staff’s experience in the industry and the in-depth knowledge possessed by our management team, we believe our Operating Subsidiaries are well-positioned to expand their market presence and reach out to new potential clients.

Comprehensive service offerings: Our Operating Subsidiaries offer wide range of services ensures that our clients receive all necessary support under one roof, enhancing convenience and efficiency. This comprehensive approach allows us and our Operating Subsidiaries to address diverse business needs effectively. Besides, by offering a wide spectrum of services, including corporate secretarial, accounting, and IP registration, our Operating Subsidiaries create opportunities for cross selling that benefit our clients in multiple ways. For instance, clients who initially engage us for corporate secretarial services often discover the value of our accounting services, and vice versa. This integrated approach not only simplifies their vendor management but also ensures consistent and high-quality service across all areas of their business.

Growth Strategies

Our principal business objective is to further expand the market shares in Hong Kong and Singapore, and explore new business opportunities in the global corporate service markets, in particular the U.S. and Southeast Asia. We intend to achieve our plan by adopting the following strategies:

Expand our corporate service business

Throughout our operating history, corporate service business has been the core income source. We believe it is vital for us to strive to strengthen our competitiveness and expand the market share. We intend to strengthen the work force of our Operating Subsidiaries by recruiting additional staff for handling client portfolio. We intend to recruit talents from the accounting and corporate secretarial industry to provide all-rounded, quality services to client. We believe that by investing in the human resources we would be able to increase the work capacity of our Operating Subsidiaries and maintain the consistency in the service quality of our Operating Subsidiaries.

Further, we aim to form additional strategic alliances with other industry players, including accounting firms, law firms and fund service providers, to expand the service offerings our Operating Subsidiaries and broaden the market reach of our Operating Subsidiaries. By pursuing selective strategic investments, relationships, and acquisition opportunities, we seek to strengthen our market position and enhance the service capabilities of our Operating Subsidiaries. These strategic initiatives include forming alliances with key industry players and technology providers to leverage external expertise and access new markets. We focus on identifying and pursuing acquisition opportunities that complement the existing capabilities and expand our industry presence. Although we have not yet identified specific targets for acquisitions, we aim to identify suitable targets selectively. Through these strategic investments, relationships, and acquisitions, we aim at growing the market reach of the service offerings.

Incorporate generative AI features into our business modules

We recognize the transformative potential of generative AI in revolutionizing the way our Operating Subsidiaries deliver their services. Generative AI technologies, such as advanced natural language processing (NLP) and machine learning algorithms, will enable us and our Operating Subsidiaries to offer more sophisticated, customized, and efficient solutions to our clients. We intend to utilize AI products developed by third parties for our future growth. We believe using various AI products developed by third parties may allow us to benefit from the latest innovations without having to employ an in-house research and development team. For instance, we intend to deploy AI-powered tools to automate the compilation of data, generation of financial statements and preparation of corporate and registration documentations. This will significantly reduce the time and effort required to prepare our deliverables, ensuring faster turnaround times for our clients. Generative AI will enable us and our Operating Subsidiaries to provide highly personalized content tailored to the specific needs and preferences of our clients. By analyzing historical data and client feedback, the AI systems will generate content that aligns with each client’s unique requirements. We plan to employ AI algorithms to detect and correct errors in documentations with high precision. This will enhance the accuracy and reliability of the services of our Operating Subsidiaries, minimizing the risk of human error. We also plan to use AI-driven processes to automate certain routine and repetitive tasks, such as data entry, proofreading, and document assembly. This will free up the staff to focus on more strategic and value-added activities, improving productivity and reducing operational costs.

Build up our presence in the U.S. market and serve U.S.-based clients

Driven by (i) the expected policy easing of the Federal Reserve System of the United States in the upcoming years; (ii) continuous consumer spending resilience in early-2024; and (iii) normalization of the global supply chain resulting in rising business investments, it is expected that the economic momentum of the U.S. will improve. In light of this trend, we expect that the demand for corporate services will be soaring in the U.S. We plan to capitalize on the growth of the U.S. corporate service markets by expanding our business into the U.S., such as providing services to U.S.-based clients to set up businesses and register IPs in the U.S. We will tailor our products and services to fit into the U.S. corporate service markets and to conform to its regulatory requirements. Given our established operation history, in-depth industry knowledge and strong client base, we have developed robust expertise in navigating the regulatory frameworks governing formation of corporate entities and IP registrations. We believe we are well-positioned to undertake this expansion and to meet industry and client demands. Currently, we do not have any business presence in the U.S. on our own. To this end, we plan to set up new branches and offices in the U.S. and to recruit suitable and appropriate staffs to support our expansion. We will also continue to explore potential opportunities to collaborate with industry participants and our service providers and fully utilize their resources and operational expertise to realize synergies. Furthermore, we aim to assist U.S.-based clients in setting up business ventures and registering IPs in Hong Kong and Southeast Asia. By leveraging our established presence and expertise in these markets, we can provide comprehensive support to U.S.-based clients seeking to expand their operations internationally. This dual approach not only allows us to expand our footprint in the U.S. but also strengthens our position as a gateway for U.S. businesses looking to enter the dynamic markets of Hong Kong and Southeast Asia.

To promote and enhance our brand globally

We believe that our market reputation and clients’ confidence in our brand are essential to our success. As such, we intend to enhance our corporate image and industry position by conducting additional marketing and public relation activities, such as participating in additional industry events and marketing activities locally in Hong Kong and globally in the U.S. and Southeast Asia. Leveraging our established reputation in Hong Kong and Singapore, we believe by enhancing our brand image we will be able to broaden our client base.

Our Technology-based Business Module

Our commitment to excellence drives us to continuously optimize the IT infrastructure of us and our Operating Subsidiaries. We invest in the latest hardware and software to enhance service performance and reliability. By significantly increasing automation in client interactions and document preparation, we streamline our processes. Leveraging advancements in cloud computing and artificial intelligence, we dynamically respond to our clients’ needs.

Cybersecurity is a top priority. Our strategy includes regular security checks, real-time threat detection, and robust encryption protocols to protect against evolving cyber threats. By optimizing the IT infrastructure of us and our Operating Subsidiaries, we improve operational efficiency and the quality of our service offerings. This enables us to provide faster, more responsive support, helping our clients achieve their business objectives.

The table below summarizes the core components of the service module of our Operating Subsidiaries, supported by various third-party licensed technologies:

Component	Features	Benefits
Zoho CRM	Manages pre-sale client interactions and post-sale docketing.	Streamlined client management and improved client relationships.

SalesIQ	Integrated with LINE and WhatsApp, powered by Chat GPT-4.	Instant and efficient customer service via popular social platforms.

Zoho Social	Monitors feedback on Facebook, LinkedIn, and Instagram.	Proactive engagement and timely response to client feedback.

Zoho Campaign	Manages and executes targeted marketing campaigns.	Enhanced effectiveness of marketing efforts.

Zoho Sign	Facilitates secure digital signatures.	Quick and secure document signing by clients.

Component	Features	Benefits
Zoho Meeting	Enables seamless virtual meetings.	Effective and convenient remote communication with clients.

Zoho Workdrive	Provides cloud storage and collaboration tools.	Improved collaboration and easy access to important documents.

Zoho Finance	Facilitates online payments and manages financial transactions.	Simplified and convenient payment processing.

Security Port	Ensures robust data security and protection.	Assurance with comprehensive cybersecurity measures.

Zoho Access	Manages user access and permissions.	Controlled and secure access to client information.

Our Services

The table below sets out a breakdown of our revenue by service segments for the years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Corporate secretarial services	2,959,684	60.5	2,677,264	61.3	2,191,421	59.2
Accounting services	981,865	20.1	969,316	22.2	785,295	21.2
IP registration services	947,275	19.4	721,929	16.5	727,022	19.6
Total	4,888,824	100.0	4,368,509	100.0	3,703,738	100.0

The table below sets out a breakdown of existing active client by our geographical presence for the year ended June 30, 2025:

Hong Kong	3,542
Singapore	362
Total	3,904

The service portfolio of our Operating Subsidiaries currently comprises:

(1) Corporate secretarial services

The corporate secretarial services are designed to ensure that companies comply with statutory and regulatory requirements on an ongoing basis. The corporate secretarial services can be broadly classified into the following categories:

Company formation: Our Operating Subsidiaries assist clients in establishing their corporate entities in Hong Kong and other jurisdictions such as the U.S., the BVI and the Cayman Islands. We ensure the formation works comply with local laws and regulations from the outset. The services of our Operating Subsidiaries include drafting and filing incorporation documents, registering the company with relevant authorities directly or via in-country service agents, and arranging payment of applicable government fees on our clients’ behalf.

Maintenance of statutory records: Our Operating Subsidiaries maintain and update statutory records as required under the relevant local laws and regulations. This includes the preparation and maintenance of registers of members, directors, and secretaries, as well as minutes of meetings. If so requested by the client, our Operating Subsidiaries may also provide registered office address for receipt of business mails.

Annual compliance: Our Operating Subsidiaries ensure that the clients meet their annual compliance obligations, including the preparation and filing of annual returns, updating company information with relevant authorities, arranging renewal of business registration certificate, timely payment of applicable government fees and facilitating annual general meetings and relevant documentations. For companies formed in jurisdictions other than Hong Kong, our Operating Subsidiaries cooperate with relevant in-country service agents to provide the services.

(2) Accounting services

The accounting services are tailored to the needs of businesses in Hong Kong, ensuring their compliance with local accounting standards and requirements. The accounting services encompass:

Financial reporting: Our Operating Subsidiaries assist business enterprises in preparing comprehensive financial statements and reports, including balance sheets, income statements, cash flow statements, trail balances and general ledgers.

Tax computation and related filings: Our Operating Subsidiaries help clients in meeting their tax compliance obligations, including the computation of tax payable as well as the preparation and filing of tax returns to tax authority.

Where necessary, our Operating Subsidiaries may also assist consulting companies in liaising with their clients on accounting matters in return for client administration fees.

(3) IP registration services

Our Operating Subsidiaries offer IP registration services to help our clients protect their IPs, including trademarks and designs. Our global IP registration services cover various jurisdictions such as Hong Kong, Mainland China, Taiwan, Southeast Asia, the U.S. and Europe. The services typical consist of:

IP searches: Our Operating Subsidiaries conduct comprehensive IP searches and evaluation to ensure that our client’s IPs are unique and do not potentially infringe on existing IPs.

IP applications: Our Operating Subsidiaries prepare and file IP applications on our clients’ behalf, guiding them through the application process and ensuring compliance with all requirements. Our Operating Subsidiaries also assist our clients in dealing with issues that they encounter during the registration process.

IP renewals: Our Operating Subsidiaries manage IP renewals, ensuring that our client’s IPs remain protected over time. Our Operating Subsidiaries actively monitor renewal deadlines and filing renewal applications.

Our Clients

Our clientele ranges from individual clients, small and medium-sized enterprises to multinational corporations. In addition, we are often engaged by consulting companies to assist them in liaising with and advising their clients on accounting matters. We recorded revenue of 15.9%, 15.9% and 12.6% from our top five clients for the years ended June 30, 2025, 2024 and 2023, respectively. For the years ended June 30, 2025, 2024 and 2023, none of our clients individually generated over 10% of our total revenue for the corresponding years.

Prior to engagement, our Operating Subsidiaries provide the clients with a fee quotation, which usually sets out standard fee schedule for each item of service or deliverable. Once the quotation is accepted, our Operating Subsidiaries will bill the client according to the agreed fees. Our Operating Subsidiaries determine the fee schedule based on the nature and complexity of the service required, the expected workload, the estimated fees payable to government authorities and/or other service agents and current market rates charged by the competitors. Depending on the services requested, the fees of our Operating Subsidiaries are chargeable on a monthly/yearly or one-off basis.

Sales & Marketing

Our sales and marketing efforts follow a strategic approach that leverages various media platforms to generate sales leads and enhance our market presence. While the management and sales teams play a crucial role in maintaining relationships with existing clients and exploring new opportunities, we and our Operating Subsidiaries place significant emphasis on utilizing diverse channels to reach potential clients. We and our Operating Subsidiaries rely heavily on television advertising, which broadens our visibility and attracts a wide audience. Additionally, the active presence on social media platforms such as Facebook, Instagram and LinkedIn helps us and our Operating Subsidiaries engage with a broader community, fostering direct interactions with potential clients. The projects of our Operating Subsidiaries often originate from these media efforts, complemented by referrals from existing clients and professional partners in the accounting and financial industry. Our Operating Subsidiaries also maintain a comprehensive company website that highlights the service portfolio of our Operating Subsidiaries and serves as a hub for potential clients to learn more about the services of our Operating Subsidiaries. This multi-faceted approach ensures we and our Operating Subsidiaries effectively generate sales leads and strengthen the market reputation of us and our Operating Subsidiaries.

Our Vendors

Given our business nature, our vendors primarily comprise IT companies that provide us with hardware and software support, in-country service agents that assist us in handling corporate secretarial and IP registration works under the relevant jurisdictions and government authorities.

For the year ended June 30, 2023, there was 3 suppliers which accounted for over 10% of the cost of revenues for the year, including Vistra Licence Holdings (BVI) Ltd, accounting for 38.5% of our cost of revenues, the Hong Kong government, accounting for 20.3% of our cost of revenues and Accolade IP Limited, accounting for 11.4% of our cost of revenues. For the year ended June 30, 2024, there was 3 suppliers which accounted for over 10% of the cost of revenues for the year, including the Hong Kong government, accounting for 36.1% of our cost of revenues, Vistra Licence Holdings (BVI) Ltd, accounting for 26.7% of our cost of revenues and Accolade IP Limited, accounting for 11.2% of our cost of revenues. For the year ended June 30, 2025, there was 3 suppliers which accounted for over 10% of the cost of revenues for the period, including the Hong Kong government, accounting for 33.5% of our cost of revenues, Vistra License Holdings (BVI) Ltd, accounting for 25.4% of our cost of revenues and Accolade IP Limited, accounting for 13.9% of our cost of revenues.

Licenses and Permits

We and our Operating Subsidiaries have obtained all material licenses, certificates, and approvals required for carrying on our business activities in Hong Kong and Singapore for the years ended June 30, 2025, 2024 and 2023, and up to the date of this report.

Seasonality

We do not experience any seasonality in our business.

Insurance

Our Operating Subsidiaries maintain employees’ compensation insurance for the management and employees, which covers the liability to make payment in the case of death, injury or disability of all our and our Operating Subsidiaries’ employees under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) or the Work Injury Compensation Act 2019 of Singapore (as the case maybe), and at common law for injuries sustained at work.

Properties

We and our Operating Subsidiaries do not own any real property. The following table sets out the details of the leases:

Location	Term of Lease	Usage	Lessee
Unit 2406, 24/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong	October 14, 2024 to October 13, 2027	Office	ACSL

10 Anson Road #35-03A International Plaza Singapore 079903, Singapore	May 1, 2024 to April 30, 2026	Office	ASG

Intellectual Property

We are the registered owner of the domain name www.accogroups.com. “Accolade” is a trademark registered under a related party of the Company and licensed for use to ACSL, ACL and ASG (SG).

Legal Proceedings

As of the date of this annual report, we and our subsidiaries had not been involved in any legal proceedings, investigations, claims nor had we been aware of any pending or threatened litigation, arbitration or other claims which would have a material adverse impact on the operations, financial position and reputation of our Group.

Regulations

Overview of the Laws and Regulations related to our Business Operation in Hong Kong

The following is a summary of the Hong Kong laws and regulations which are relevant to the business operation of the corporate secretarial services and accounting services provided by our subsidiaries in Hong Kong.

Regulations on provision of corporate secretarial service

Under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLO”), a person or corporation carrying on a trust or company service business in Hong Kong is required to apply for a licence with the Registry for Trust and Company Service Provider of the Companies Registry. It is a criminal offence to carry on such business without a licence.

Our wholly-owned subsidiary, ACSL, was granted a Trust and Company Service Provider (“TCSP”) licence for a period of three years from 17 May 2024 to 16 May 2027.

According to section 1 of Part 1 of Schedule 1 to the AMLO, a trust or company service business means the business of the provision, in Hong Kong, of one or more of the following services to other persons:

(a)	forming corporations or other legal persons;

(b)	acting, or arranging for another person to act —

(i)	as a director or a secretary of a corporation;

(ii)	as a partner of a partnership; or

(iii)	in a similar position in relation to other legal persons;

(c)	providing a registered office, business address, correspondence or administrative address for a corporation, a partnership or any other legal person or legal arrangement;

(d)	acting, or arranging for another person to act —

(i)	as a trustee of an express trust or a similar legal arrangement; or

(ii)	as a nominee shareholder for a person other than a corporation whose securities are listed on a recognized stock market.

According to section 53F of the AMLO, it is a criminal offence to carry on a trust or company service business in Hong Kong without a licence. A person who commits such offence is liable on conviction to a fine of HK$100,000 and imprisonment for 6 months.

According to section 53H of the AMLO, a TCSP licence will only be granted to a corporation if the Registrar of Companies (the “Registrar”) is satisfied that each director and ultimate owner of the TCSP applicant is “a fit and proper person to be associated with a trust or company service business”.

According to section 53I of the AMLO, in determining whether a person is a fit and proper person, the following matters will be considered:

(a)	whether the person has been convicted of an offence —

(i)	under the AMLO;

(ii)	relating to terrorist acts under the United Nations (Anti-Terrorism Measures) Ordinance (Cap. 575);

(iii)	relating to drug trafficking under the Drug Trafficking (Recovery of Proceeds) Ordinance (Cap. 405); or

(iv)	under the Organized and Serious Crimes Ordinance (Cap. 455);

The HKSFC is an independent statutory body set up in 1989 to regulate Hong Kong’s securities and futures markets. It operates independently of the Government of Hong Kong, and is funded mainly by transaction levies and licensing fees.

(b)	whether the person has a conviction in a place outside Hong Kong —

(i)	for an offence in respect of an act that would have constituted an offence specified in paragraph (a) above had it been done in Hong Kong;

(ii)	for an offence relating to money laundering or terrorist financing; or

(iii)	for an offence for which it was necessary to find that the person had acted fraudulently, corruptly or dishonestly;

(c)	whether the person has failed to comply with a requirement imposed under the AMLO or a regulation made by the Registrar under section 53ZM of the AMLO;

(d)	if the person is an individual, whether he or she is an undischarged bankrupt or is the subject of any bankruptcy proceedings under the Bankruptcy Ordinance (Cap. 6);

(e)	if the person is a corporation, whether it is in liquidation or is the subject of a winding up order, or whether there is a receiver appointed in relation to it.

According section 53O of the AMLO, a Trust and Company Service Provider licence is valid for 3 years. A TCSP licence is renewable upon re-assessment of fit and proper requirements. An application for renewal of a licence shall be made at least 60 days before the licence is due to expire pursuant to section 53K(2)(a) of the AMLO.

Ongoing requirements

A TCSP licensee has the ongoing obligations to comply with the requirements of the AMLO and the guidelines issued by the CR (including the customer due diligence and record-keeping requirements prescribed in Schedule 2 to the AMLO) and the licensing conditions imposed by the Registrar from time to time under section 53M of the AMLO.

The senior management of a TCSP licensee are required to appoint (i) a director or senior manager as a compliance officer (“CO”) who has overall responsibility for the establishment and maintenance of the licensee’s anti-money laundering and counter-terrorist financing systems, and (ii) a senior member of the licensee’s staff as the money laundering reporting officer (“MLRO”) who is the central reference point for reporting suspicious transactions. To ensure that the CO and MLRO can discharge their responsibilities effectively, the senior management should, as far as practicable, ensure that the CO and MLRO are independent of all operational and business functions, are of a sufficient level of seniority and authority, are provided with regular contact and direct access to senior management, capable of accessing all available information, fully conversant with the relevant statutory and regulatory requirements and risks, and equipped with sufficient resources. Mr. Cheung Po, LUI has been appointed as the compliance officer and the money laundering reporting officer of ACSL.

Regulations on business registration

Under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong), every person carrying on any business is required to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid, and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch.

Regulations on personal data privacy

Under the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), data users (i.e. persons who, either alone or jointly with other persons, controls the collection, holding, processing or use of personal data) should collect, handle and use personal data in compliance with the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO.

The six Data Protection Principles are:

(1)	Principle 1 — purpose and manner of collection of personal data;

(2)	Principle 2 — accuracy and duration of retention of personal data;

(3)	Principle 3 — use of personal data;

(4)	Principle 4 — security of personal data;

(5)	Principle 5 — information to be generally available; and

(6)	Principle 6 — access to personal data.

According to section 37 of the PDPO, an individual may make a complaint to the Privacy Commissioner for Personal Data (the “Commissioner”) if a data user has breached the PDPO. Pursuant to section 38 of the PDPO, if the Commissioner receives a complaint or has reasonable grounds to believe there may be a breach of the PDPO, the Commissioner may conduct an investigation and publish a report setting out the investigation results and recommendations if it is in the public interest to do so. If it is found that the data user is contravening or has contravened the PDPO, the Commissioner may request the data user to take remedial or preventive steps by issuing an enforcement notice pursuant to section 50 of the PDPO.

According to section 26 of the PDPO, data users are also required to erase personal data when such data is no longer required for the purpose which it was used.

According to section 18 of the PDPO, an individual can make a request to a data user to be informed whether the data user holds personal data of the individual, and if so, to be supplied by the data user with a copy of such data. Subsequent to the supply of such data, the individual could request that the data user make the necessary correction to the data pursuant to section 22 of the PDPO.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Regulations on employment and labour protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance contains provisions in relation to protection of employees’ wages and regulation of the general conditions of employment and employment agencies. Under the Employment Ordinance, employees are entitled to, among others, maternity and paternity protection, rest days, statutory or alternative holidays and paid annual leave, sickness allowance, severance payment, long service payment, end of year payment, notice of termination of employment contract or payment in lieu of notice.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance provides for the payment of compensation to employees injured in the course of employment. According to section 40 of the Employees’ Compensation Ordinance, it is compulsory for employers to obtain an insurance policy to cover his liabilities under the laws for injuries at work in respect of all his employees, irrespective of the length of employment contract or working hours. The insured amount depends on the number of employees of the company. It is a criminal offence if an employer fails to do so and the employer will be liable, on conviction upon indictment, to a fine of HK$100,000 and imprisonment for 2 years, and on summary conviction, to a fine of HK$100,000 and imprisonment for 1 year. An insured employer is required to display, in a conspicuous place on each of his premises where any employee is employed, a prescribed notice of insurance.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (“MPFSO”) is enacted for the establishment a system of privately managed, employment-related mandatory provident fund schemes. of Under section 7A of the MPFSO, employers are required to, from the employers’ own funds, contribute 5% of the employee’s relevant income to the Mandatory Provident Fund Scheme for employees aged between 18 to 64. It is a criminal offence for employers to fail to comply with the legal requirements stipulated in the MPFSO.

As at the date of this report, ACSL and ACL have made all contributions required under the MPFSO.

Regulations on Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a notice in writing to the Commissioner of Inland Revenue not later than 3 months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a notice in writing to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after 1 April 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from 11 February 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations on anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (“DTROP”), contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (“OSCO”), empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (“UNATMO”), provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong)

The United Nations Sanctions Ordinance (“UNSO”), and its subsidiary regulations implement in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions, including but not limited to Afghanistan, Iran and the Democratic People’s Republic of Korea, as instructed by the Ministry of Foreign Affairs of the PRC. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from such jurisdictions, and a contravention or breach of different sanctions or trade restrictions in the regulations constitutes an offence under the UNSO.

Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong)

The Weapons of Mass Destruction (Control of Provision of Services) Ordinance (“WMDO”) provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Guidelines issued by the Companies Registry (“CR”)

The CR published the Guideline on Licensing of Trust or Company Service Providers to provide information on the licensing requirements and the Guideline on Compliance of Anti-Money Laundering and Counter-Terrorist Financing Requirements for Trust or Company Service Providers (the “AML & CTF Guideline”), as amended from time to time to provide guidance on the ongoing obligations of TCSP licensees.

TCSP licensees are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the AML & CTF Guideline issued by the CR.

The AML & CTF Guideline sets out the anti-money laundering and counter-terrorist financing statutory and regulatory requirements, and the anti-money laundering and counter-terrorist financing standards which TCSP licensees should meet in order to comply with the statutory requirements under the AMLO. The AML & CTF Guideline provides practical guidance to TCSP licensees and their senior management in devising and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. TCSP licensees are required to ensure that proper safeguards exist to prevent contravention of specified provisions in the AML & CTF Guideline and mitigate money laundering and terrorist financing risks. Pursuant to the AML& CTF Guideline, TCSP licensees should, among other things, assess the risks of any new products, new business practices, and use of new or developing technologies before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

Overview of the Laws and Regulations related to our Business Operation in Singapore

The following is a summary of the Singapore laws and regulations which are relevant to the business operation of our corporate secretarial services and accounting services provided by our subsidiary in Singapore.

Regulations on Labor

The general legislation governing employment of labour is the Employment Act 1968 of Singapore (“Singapore Employment Act”). Protections such as, amongst others, maximum working hours, minimum holidays and rest days, maternity and/or paternity leave, paid childcare leave, sick leave, minimum notice periods, maximum amounts of deductions from wages are provided to employees falling within the scope of the Singapore Employment Act. The Singapore Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Singapore Employment Act.

The employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore, which provides that no person shall employ a foreign worker unless he has obtained in respect of the foreign worker a valid work pass. The foreign worker has to be employed and carry out duties in respect of his or her work pass. There are various employment passes available for foreign workers depending on whether the prevailing qualifying salary and other criteria are met. The number of pass holders a company can hire may also be limited by a quota (or dependency ratio ceiling) and subject to sector-specific limitations, including conditions for source countries or regions, age when applying and maximum period of employment. The employment of foreign workers is also subject to the payment of levies. Companies which hire close to the maximum quota are required to pay higher levies.

Aside from minimum benefits in respect of the aforesaid terms of employment in the Singapore Employment Act, the Central Provident Fund Act 1953 of Singapore also prescribes for contributions to the central provident fund by the employer for the benefit of the employees. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee.

Regulations on Safety and Health of Our Employees and Contractors

The principal legislation governing the safety, health and welfare of persons at work in workplaces is the Workplace Safety and Health Act 2006 of Singapore (“WSHA”). The WSHA, amongst others, imposes a duty on every employer to take, so far as is reasonably practicable, such necessary measures to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.

The Work Injury Compensation Act 2019 of Singapore (“WICA”) provides that if any employment personal injury by accident arises out of and in the course of the employment is caused to an employee, the employer shall be liable to pay compensation in accordance with the provisions of the WICA.

Regulations on Dividend Distributions

The Companies Act 1967 of Singapore (“Singapore Companies Act”) governs the distribution of dividends in Singapore. Under the Singapore Companies Act, a Singapore company is only allowed to pay dividends out of profits. The Singapore Companies Act also prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares. Distribution of dividends must also be done in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (“CDSA”), which provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore (“TSOFA”), is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Regulations on Data Protection

The Personal Data Protection Act 2012 of Singapore (“PDPA”) generally requires companies to (i) provide notification and obtain consents prior to collection, use or disclosure of personal data (being data, regardless true or not, about an individual who can be identified from that data and/or other accessible information), and (ii) to provide individuals with the right to access and correct their personal data. Companies have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission (“PDPC”) and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. The companies are also subjected to other obligations including accountability, protection, retention, and requirements around the overseas transfers of personal data.

In the event of improper collection, use and disclosure of personal data and certain failures to comply with the PDPA, the PDPC may impose sanctions accordingly. Companies who contravene provisions of the PDPA may be liable for certain financial penalties and/or imprisonment.

Regulations on Intellectual Property Rights

The intellectual property legislative framework in Singapore, which includes copyrights and trademarks, is administered by the Intellectual Property Office of Singapore. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Pursuant to the Copyright Act 2021 of Singapore, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. An author automatically enjoys copyright protection as soon as the author creates and expresses an original work in a tangible form, and there is no need for the author to file for registration to obtain copyright protection. Copyright works delivered through the internet or stored on web servers are treated in the same manner as copyright material in other media.

By the Trademarks Act 1998 of Singapore, Singapore operates a first-to-file system in respect of registered trademarks, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the registered product or service. In the event of trademark infringement, the registered proprietor may rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, subject to the registration being renewed every 10 years.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Starry Prospect Limited	BVI
Accolade Corporate Services Limited	Hong Kong
Accolade Consultants Limited	Hong Kong
Accolade IP (SG) Pte. Ltd.	Singapore

The following diagram illustrates the corporate structure of Acco Group Holdings Limited and its subsidiaries as of the date of this annual report:

4.D. Property, Plant and Equipment

Facilities

Our principal executive offices are located at Unit 2406, 24/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong. Our registered office in the Cayman Islands is at Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006, Cayman Islands. We maintain a website at https://www.accoladegroup.com.hk. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

As of the date of this annual report, we are party to the following lease agreement:

Location	Term of Lease	Usage
Unit 2406, 24/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong	October 14, 2024 to October 13, 2027	Office

10 Anson Road #35-03A International Plaza Singapore 079903, Singapore	May 1, 2024 to April 30, 2026	Office

Intellectual Property

We are the registered owner of the domain name www.accogroups.com. “Accolade” is a trademark registered under a related party of the Company and licensed for use to ACSL, ACL and ASG (SG).

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

5.A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report. You should carefully read the “Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Acco Group Holdings Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands on May 31, 2024. The Company operates as a holding entity with no direct business activities. Through its wholly-owned subsidiaries, Accolade Corporate Services Limited and Accolade Consultants Limited in Hong Kong, and Accolade IP (SG) Pte. Ltd. in Singapore, the Group provides corporate secretarial and accounting services in Hong Kong, as well as intellectual property (“IP”) registration services in Singapore.

ACSL and ACL specialize in providing corporate compliance and accounting solutions for companies of all sizes, from small and medium-sized enterprises (SMEs) to multinational corporations. These services include annual filing and reporting, compliance with local regulations, financial statement preparation, and corporate governance. ACSL leverages its experience and expertise to ensure clients’ operations comply with the regulatory frameworks in Hong Kong, allowing them to focus on their core business activities.

ASG specializes in the registration and protection of intellectual property rights in Singapore, including trademarks and designs. As intellectual property becomes an increasingly valuable asset in today’s global economy, ASG enables businesses to safeguard their innovations and brand identities, enhancing their market competitiveness.

The Company’s Operating Subsidiaries are known for their client-centric approach, emphasizing personalized service and efficient solutions. Leveraging technology-driven tools and expert knowledge, we believe we are well-positioned to cater to the growing demand for corporate services in Asia’s dynamic business environments. The Company aims to continue expanding its market presence, particularly in Hong Kong and Singapore, while exploring new growth opportunities in the U.S. market.

With a reputation for reliability and professionalism, we are committed to providing clients with comprehensive corporate services to support their growth and compliance in an ever-evolving regulatory landscape.

The Company generates revenue primarily through its three wholly-owned subsidiaries: ACSL and ACL in Hong Kong, and ASG in Singapore. ACSL and ACL primarily provide corporate secretarial and accounting services, ensuring compliance with regulatory requirements and supporting businesses with essential corporate governance tasks. ASG focuses on intellectual property registration services in Singapore, helping clients secure and protect their trademarks and designs.

The Operating Subsidiaries provide their services based on invoices issued to clients, which serve as the primary form of engagement. Each invoice outlines the key terms of the service, including the specific services to be delivered, the duration of the service, the fees, and payment terms.

We will continue to adhere to our business principles of providing high-quality corporate secretarial, accounting, and intellectual property services. By leveraging innovative technology and delivering reliable, efficient services, we believe that maintaining the highest standards will drive sustainable growth, strengthen our market position, and create long-term value for our shareholders.

We aim to achieve this through the following strategies across our subsidiaries:

●	Expand our client base internationally, with a focus on entering new markets such as Southeast Asia and the United States. This expansion will allow us to serve a broader range of businesses and enhance our global presence in corporate compliance and IP registration.

●	Increase our visibility by participating in industry-specific events, including international corporate governance and intellectual property forums. We will also leverage digital marketing and social media platforms to promote our expertise and expand our brand recognition.

●	Invest further in research and development to enhance our service capabilities.

●	Restructure and expand our workforce by hiring additional skilled professionals, including corporate compliance officers, accountants, and intellectual property specialists, to support the growing demand for our services and ensure we continue to meet the highest industry standards.

Key Factors That Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Market demand and competition

Our financial performance is closely tied to the demand for corporate secretarial, accounting, and intellectual property services, especially in Hong Kong and Singapore. The scale and timing of client engagements are influenced by various factors, including regulatory changes, the economic climate, and the evolving business landscape in these regions.

The competition in the corporate services and IP registration markets is intense, particularly in Hong Kong, where many providers offer similar services. Although we maintain a strong presence in these markets, we may face competition from both established players and new entrants who may offer more competitive pricing or innovative service models. Our ability to stay competitive in the market will have a direct impact on our market share, gross profit margins, and overall profitability.

Our ability to control costs and maintain gross profit margins

Our Operating Subsidiaries typically generate revenue based on the services outlined in invoices. Fees for corporate secretarial, accounting, and IP services are generally pre-determined based on the scope of work, client requirements, and expected time investment. However, unforeseen complexities or additional client requests during a project may increase our costs. If these costs significantly exceed initial estimates, it could negatively impact our gross profit margins, as we may not always be able to pass these additional expenses on to our clients.

Our ability to obtain and retain clients

Our Operating Subsidiaries’ marketing efforts are largely driven by our reputation and the quality of our service delivery. Our client base grows primarily through referrals and word-of-mouth recommendations from existing clients. Although we participate in industry events and leverage online platforms for brand promotion, we do not engage in extensive sales campaigns. Our ability to consistently deliver high-quality corporate services and maintain strong client relationships is critical to attracting new clients and securing repeat engagements.

Exposure to liquidity and credit risks

Our subsidiaries typically do not extend credit terms to clients, with most fees paid within 30 days of invoicing. Payments are generally made in installments, with an initial deposit required before work begins and subsequent payments tied to project milestones. This structure minimizes our exposure to liquidity risk and allows for predictable cash flows. However, as our client base grows, there is no guarantee that the credit risk of our clients will remain low. Any increase in client defaults or delays in payment could negatively affect our liquidity and financial condition.

Recruitment and retention of skilled professionals

Our subsidiaries rely on a skilled workforce, particularly in areas such as corporate compliance, accounting, and intellectual property registration. The market for such professionals is competitive, and our ability to attract and retain top talent is essential to our continued growth. We may need to offer competitive compensation packages and invest in training programs to ensure our workforce meets the demands of the market, which could increase operational costs. Failure to retain key employees or recruit additional skilled professionals could affect the quality of our services and limit our ability to grow.

Results of Operations

Comparison of Years Ended June 30, 2025, 2024 and 2023

The following table sets forth the consolidated results of our operations for the years ended June 30, 2025, 2024 and 2023, respectively:

	For the Years Ended
	June 2025	June 2024	June 2023
Revenue	$4,888,824	$4,368,509	3,703,738
Cost of revenue	(2,749,082)	(2,251,688)	(1,969,822)
Gross profit	2,139,742	2,116,821	1,733,916

Operating expenses
Selling and marketing expenses	(399,154)	(537,871)	(541,645)
General and administrative expenses	(660,683)	(522,456)	(710,055)
Total operating expenses	(1,059,837)	(1,060,327)	(1,251,700)

Operating income	1,079,905	1,056,494	482,216

Other income, net
Other income	72,318	63,568	209,983
Total other income, net	72,318	63,568	209,983

Income before taxes	1,152,223	1,120,062	692,199

Provision for income taxes	(130,498)	(127,232)	(50,345)

Net income	$1,021,725	$992,830	641,854
Earning per share – basic and diluted	0.083	0.080	0.053
Basic and diluted weighted average shares outstanding*	12,500,000	12,500,000	12,500,000

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation.

Revenue

The following table sets forth our revenue for the years ended June 30, 2025, 2024 and 2023, respectively:

	For the years ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Corporate secretarial services	2,959,684	60.5	2,677,264	61.3	2,191,421	59.2
Accounting services	981,865	20.1	969,316	22.2	785,295	21.2
IP registration services	947,275	19.4	721,929	16.5	727,022	19.6
Total	4,888,824	100.0	4,368,509	100.0	3,703,738	100.0

Our revenue increased by US$520,315, or 11.9%, from US$4,368,509 for the year ended June 30, 2024, to US$4,888,824 for the year ended June 30, 2025. This increase was mainly driven by the continued growth of our corporate secretarial services and IP registration services.

Revenue from corporate secretarial services rose by US$282,420 (or 10.5%), from US$2,677,264 in 2024 to US$2,959,684 in 2025. The growth was primarily attributable to the increase in the number of offshore company clients and an upward adjustment in annual service fees, reflecting higher value-added compliance and statutory support services. This segment continued to represent the majority of our total revenue, accounting for 60.8% in 2025 compared with 61.3% in 2024.

Revenue from accounting services remained stable at US$981,865 in 2025 compared with US$969,316 in 2024, a slight increase of US$12,659 (or 1.3%). The minor variance reflected a steady client base and unchanged pricing structure as we focused on service quality and client retention.

Revenue from IP registration services increased significantly by US$225,346 (or 31.2%), from US$721,929 in 2024 to US$947,275 in 2025. The increase was primarily due to a rise in the number of applications handled and an expansion of cross-border trademark registration projects in Singapore and other jurisdictions.

Overall, the 2025 revenue growth reflects the Group’s ability to sustain expansion in its key business lines and to capture opportunities in the intellectual property services market while maintaining stable performance in accounting services.

For comparison, revenue in the previous year (2024) had increased by US$664,771 (or 17.9%) from US$3,703,738 in 2023 to US$4,368,509 in 2024. That growth was driven mainly by a 22.2% increase in corporate secretarial services and a 23.4% increase in accounting services, partially offset by a 0.7% decline in IP registration services.

Cost of revenue

The following table sets forth our revenue for the years ended June 30, 2025, 2024 and 2023, respectively:

	For the Years Ended
	2025	2024	2023
	US$	US$	US$
Cost of revenue	$2,749,082	$2,251,688	$1,969,822

Our cost of revenue increased by US$497,394, or 22.1%, from US$2,251,688 for the year ended June 30, 2024, to US$2,749,082 for the year ended June 30, 2025. The increase was mainly attributable to a rise in staff costs following the expansion of our project teams to accommodate business growth. As of June 30, 2025, the Group had 22 employees, compared with 19 employees as of June 30, 2024. The increase primarily occurred in the accounting and taxation service team, which grew from five to seven employees, and the corporate secretarial and IP service team, which grew from nine to ten employees. The additional headcount enabled us to manage a larger client portfolio and strengthen our service capacity.

For comparison, the cost of revenue increased by US$281,866, or 14.3%, from US$1,969,822 for the year ended June 30, 2023, to US$2,251,688 for the year ended June 30, 2024. The increase in 2024 was mainly due to the rise in business registration fees paid to the Hong Kong SAR Government. Following the end of the HK$150 waiver on April 1, 2023, all businesses were required to pay the full HK$2,200 for business registration, which significantly impacted our costs in that year.

Overall, the increase in cost of revenue in 2025 reflected our strategic expansion of service teams to support continuous growth, while the cost increase in 2024 primarily resulted from regulatory fee adjustments.

Gross profit

Our gross profit is summarized as follows:

	For the Years Ended
	2025	2024	2023
	US$	US$	US$
Gross profit	$2,139,742	$2,116,821	$1,733,916
Gross profit margin	43.8%	48.5%	46.8%

Our gross profit increased slightly by US$22,921, or 1.1%, from US$2,116,821 for the year ended June 30, 2024, to US$2,139,742 for the year ended June 30, 2025. The gross profit margin decreased from 48.5% in 2024 to 43.8% in 2025, primarily due to the increase in staff-related costs arising from the expansion of project teams within our accounting, corporate secretarial, and IP service functions. Despite the lower margin, the Group maintained stable profitability supported by recurring service revenue and improved pricing for certain professional services.

For comparison, the gross profit for the year ended June 30, 2024, had increased by US$382,905, or 22.1%, from US$1,733,916 in 2023 to US$2,116,821 in 2024. The gross profit margin also improved from 46.8% to 48.5%, mainly due to stronger pricing discipline and enhanced operational efficiency across our service lines.

Overall, while the gross profit margin narrowed in 2025 due to higher personnel costs, the Group continued to demonstrate resilience and sustainable profitability as it invested in team capacity to support long-term growth.

Operating expenses

Our operating expenses consist of the following:

	For the Years Ended
	2025	2024	2023
	US$	US$	US$
Selling and marketing expenses	$399,154	$537,871	$541,645
General and administrative expenses	660,683	522,456	710,055
Total operating expenses	$1,059,837	$1,060,327	$1,251,700

Our total operating expenses remained broadly stable at US$1,059,837 for the year ended June 30, 2025, compared to US$1,060,327 for the year ended June 30, 2024. While the overall amount was consistent, there were notable movements within individual expense categories.

Selling and marketing expenses decreased by US$138,717, or 25.8%, from US$537,871 in 2024 to US$399,154 in 2025. The decrease was primarily attributable to more effective marketing planning and optimization of our online advertising budget. Through improved allocation and targeting of promotional channels, the Group achieved similar marketing outcomes with lower overall spending.

General and administrative expenses increased by US$138,227, or 26.4%, from US$522,456 in 2024 to US$660,683 in 2025. The increase was mainly due to the relocation to a larger office space to accommodate business expansion and the growing number of staff, which led to higher rental and related utility expenses.

For comparison, total operating expenses decreased by US$191,373, or 15.3%, from US$1,251,700 for the year ended June 30, 2023, to US$1,060,327 in 2024. The reduction in 2024 was mainly attributable to lower general and administrative expenses, which declined by US$187,599, or 26.4%, from US$710,055 in 2023 to US$522,456 in 2024, primarily due to tighter cost control and lower professional and consultancy fees. Selling and marketing expenses remained relatively stable, decreasing slightly by US$3,774, or 0.7%, from US$541,645 in 2023 to US$537,871 in 2024.

Overall, the Group maintained disciplined cost management throughout 2025 while strategically investing in infrastructure to support long-term growth. The reallocation of resources from marketing to operational capacity demonstrates our focus on sustainable and efficient expansion.

Other income, net

Our other income, net remained broadly stable at US$72,318 for the year ended June 30, 2025, compared to US$63,568 for the year ended June 30, 2024. Other income mainly represents management fee income from a related party, government subsidies, and interest income. There were no significant fluctuations during the year.

For comparison, our other income, net decreased by US$146,415, or 69.7%, from US$209,983 for the year ended June 30, 2023, to US$63,568 for the year ended June 30, 2024. The reduction in 2024 was mainly due to the absence of a one-time recharge to a related party of US$128,205 that occurred in 2023. During that period, the Group provided temporary staff support to Accolade IP Limited, a related party, and recharged the associated cost on an arm’s-length basis.

Income tax expense

Our income tax expenses increased slightly by US$3,266, or 2.6%, from US$127,232 for the year ended June 30, 2024, to US$130,498 for the year ended June 30, 2025. The modest increase was mainly due to the higher assessable profit in 2025, in line with the overall growth in revenue and stable operating margin.

For comparison, our income tax expenses increased by US$76,887, or 152.7%, from US$50,345 for the year ended June 30, 2023, to US$127,232 for the year ended June 30, 2024. The increase in 2024 was primarily attributable to the higher taxable income generated during the year.

Overall, the Group’s income tax expense trend corresponds with the year-on-year improvement in profitability and consistent tax compliance across its operating jurisdictions.

Net income

As a result of the foregoing, we reported a net income of US$1,021,725 for the year ended June 30, 2025, as compared to US$992,830 for the year ended June 30, 2024 as the reasons discussed above.

As a result of the foregoing, we reported a net income of $992,830 for the year ended June 30, 2024, as compared to a net profit of $641,854 for the year ended June 30, 2023 as the reasons discussed above.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from operations and loans from related parties, if necessary.

As of June 30, 2025, we had cash and cash equivalents of $2,450,033 and restricted cash of $886. We remain debt-free, with no outstanding bank borrowings, positioning us well to fund our ongoing operations and support future growth initiatives without leverage. As of June 30, 2025, our current assets were approximately $2.9 million, and our current liabilities were approximately $1.6 million. As of June 30, 2024, our current assets were approximately $2.7 million, and our current liabilities were approximately $1.5 million. Current ratio improved from approximately 1.7 in 2024 to 1.8 in 2025.

In view of the current cash and bank balances and funds generated by operating activities, we believe we have sufficient resources to meet the working capital needs in the next 12 months from the date the audited financial statements are issued. However, our ability to meet the liquidity and capital requirement will be subject to future economic conditions and other factors which are beyond our control.

We may declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Cash Flow

The following table sets forth a summary of our consolidated cash flows for the years ended June 30, 2025, 2024 and 2023, respectively:

	2025	2024	2023
Net cash provided by operating activities	$1,538,145	$1,124,551	$741,990
Net cash used in investing activities	(23,203)	(1,330)	(7,666)
Net cash used in financing activities	(1,122,685)	(882,780)	(1,133,254)
Net increase (decrease) in cash and cash equivalents and restricted cash	392,257	240,441	(398,930)
Effect of foreign exchange rate changes	20,218	(432)	15,217
Cash and cash equivalents at the beginning of year	2,038,444	1,798,435	2,182,148
Cash and cash equivalents at the end of year	$2,450,919	$2,038,444	$1,798,435

Operating Activities

For the year ended June 30, 2025, our net cash provided by operating activities was approximately US$1.5 million, which primarily reflected cash inflow from our net income of US$1.0 million, adjusted for net non-cash expenses of US$0.2 million, mainly consisting of amortization of right-of-use assets, depreciation of plant and equipment, and impairment loss on account receivables.

For the year ended June 30, 2024, our net cash provided by operating activities was approximately $1.1 million, which primarily reflected cash inflow from our net income of $1.0 million adjusted for net non-cash expenses of $0.1 million, which mainly consisted of depreciation of plant and equipment, amortization of operating lease right-of-use assets and allowance for expected credit loss.

For the year ended June 30, 2023, our net cash provided by operating activities was approximately $0.7 million, which primarily reflected cash inflow from our net income of $0.6 million adjusted for net non-cash expenses of $0.1 million, which mainly consisted of depreciation of plant and equipment, amortization of operating lease right-of-use assets and allowance for expected credit loss, and net decrease in cash of $0.2 million mainly attributable to cash outflow arising from decrease in amount due to beneficial shareholder of 0.2 million.

Investing Activities

Net cash used in investing activities for the years ended June 30, 2025, 2024 and 2023 were $23,203, $1,330 and $7,666 respectively, mainly represent cash payment for purchase of property, plant and equipment.

Financing Activities

For the year ended June 30, 2025, net cash used in financing activities was approximately US$1.1 million, mainly representing net repayments to related parties and payments for deferred costs related to our initial public offering.

For the year ended June 30, 2024, net cash used in financing activities was approximately $0.9 million, mainly representing net repayments to related parties.

For the year ended June 30, 2023, net cash used in financing activities was approximately $1.1 million, mainly representing net repayments to related parties.

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements during the years ended June 30, 2025, 2024 and 2023.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following is a schedule of future minimum payments under operating leases as of June 30, 2025:

June 30, 2025
Year ending June 30, 2026	$138,266
Year ending June 30, 2027	122,545
Thereafter	30,636
Total undiscounted lease obligations	291,447
Less: imputed interest	(17,633)
Lease liabilities recognized in the consolidated balance sheet	$273,814

(1)	We lease offices which are classified as operating leases in accordance with Topic 842. As of June 30, 2025, our future lease payments totaled $291.447.

Capital Expenditures

For the years ended June 30, 2025, 2024 and 2023, we purchased $23,203, $1,330 and $7,666, respectively, of plant and equipment respectively, mainly for use in our operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with the U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include revenue recognition. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive officers	Age	Position
Mr. Yuen Yuk, HAU	44	Chief Financial Officer, Chairman of the Board and Director
Mr. Cheung Po, LUI	45	Chief Executive Officer and Director
Mr. Wing Yip, SHUM	39	Independent Director
Ms. Hiu Wah, LI	39	Independent Director
Mr. Ho Chun, YEUNG	35	Independent Director

Yuen Yuk, HAU is our Chief Financial Officer, Chairman of the Board and Director. Mr. Hau has served as our Director since May 31, 2024 and as our Chief Financial Officer and Chairman of the Board since November 11, 2024. Mr. Hau is also the founder of ACSL, ACL and ASG. Mr. Hau has been responsible for strategic planning, management, and oversight of operations. Mr. Hau received his ACA (Associate Chartered Accountant) qualification from the Institute of Chartered Accountants in England and Wales in 2009 and his CPA (Certified Public Accountant) from the Hong Kong Institute of Certified Public Accountants in 2009. Mr. Hau received his executive MBA degree from Chinese University of Hong Kong in 2016, and Bachelor Degree in Professional Accountancy from Chinese University of Hong Kong in 2005.

Cheung Po, LUI is our Chief Executive Officer and Director. Mr. Lui has served as our Director since September 2, 2024 and as our Chief Executive Officer since November 11, 2024. Mr. Lui joined ACSL in 2012 as chief operating officer and joined Accolade IP in 2014 as chief operating officer. He is responsible for leading the team to implement and optimize sales strategies to penetrate and expand market shares. Mr. Lui received the Certificate in IP Law and practice from the Hong Kong Productivity Council and HK Institute of Patent Attorneys in 2014. He received Bachelor Degree of Accountancy and Management Information Systems from City University of Hong Kong in 2004.

Wing Yip, SHUM is our independent director and is also the chairman of the audit committee and the member of the nominating committee and the compensation committee. Mr. Shum has over 15 years of experience in the financial industry. Mr. Shum has been a director of Aurelius Corporate Finance Limited since July 2025. From April 2018 to June 2025, Mr. Shum was a managing director of Grande Capital Limited. From January 2016 to April 2018, Mr. Shum was an associate director of Dakin Capital Limited. From October 2014 to January 2016, Mr. Shum was a manager of Messis Capital Limited. From May 2012 to October 2014, Mr. Shum was a senior finance officer of Yip’s Chemical Holdings Limited. From July 2009 to March 2012, Mr. Shum worked at Ernst & Young, with his last position as senior accountant. Mr. Shum obtained Bachelor of Business Administration in financial services from the Hong Kong Polytechnic University in 2008. Mr. Shum has been a member of the Hong Kong Institute of Certified Public Accountants since 2012.

Hiu Wah, LI is our independent director and is also the chair of the nominating committee and the member of the audit committee and the compensation committee. Ms. Li has over 15 years of experience in the accounting and financial industry. Ms. Li has been an assistant manager of Peterson Group Management Ltd. since August 2023. From January 2025 to September 2025, Ms. Li was an independent director of Skyline Builders Group Holding Limited (Nasdaq: SKBL).From September 2022 to July 2023, Ms. Li was the regional peer-to-peer lead of Informa Markets Asia Ltd. From December 2021 to September 2022, Ms. Li was an accounting manager of Fendi Asia Pacific Ltd.. From October 2020 to December 2021, Ms. Li was an accounts payable manager, APAC of Under Armour Asia Ltd. From July 2019 to September 2020, Ms. Li was a finance manager of Kering Eyewear APAC Ltd. From February 2007 to March 2019, Ms. Li was in Jewelex HK Ltd, with her last position as finance manager. Ms. Li obtained a Bachelor of Professional Accounting from the Hong Kong Metropolitan University (formerly known as the Open University of Hong Kong) in 2012. Ms. Li is a member of the Hong Kong Institute of Certified Public Accountant.

Ho Chun, YEUNG is our independent director and is also the chairman of the compensation committee and the member of the audit committee and the nominating committee. Mr. Yeung has over 9 years of experience in the finance industry. Mr. Yeung has been a responsible officer of SGI Capital Asset Management Limited since February 2024. From August 2021 to October 2023, Mr. Yeung worked in Sunhigh Financial Holdings Limited as a responsible officer. From September 2015 to December 2020, Mr. Yeung worked in Head & Shoulders Securities Limited, with his last position as responsible officer. Mr. Wong obtained a Master of Finance from the Hong Kong Polytechnic University in 2022 and a Bachelor of Engineering from the Chinese University of Hong Kong in 2013.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director appointees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

6.B. Compensation

For the year ended June 30, 2025, the aggregate cash compensation and benefits that we paid to the executive officers and directors were approximately HK$885,000 (approximately US$113,462, as compensation to our directors and executive officers, as well as an aggregate of HK$43,050 (approximately US$5,519) as contributions by the Operating Subsidiary to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

For the fiscal year ended June 30, 2025, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this annual report.

Compensation Recovery Policy

Our board of directors has adopted an executive compensation recovery policy (the “Compensation Recovery Policy” or “Clawback Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers and/or directors.

On November 11, 2024, Acco entered into separate employment agreements with: (a) Mr. Yuen Yuk, HAU, the Director, Chief Financial Officer, and the Chair of the Board; and (b) Mr. Cheung Po, LUI, the Director and the Chief Executive Officer, respectively (collectively, the Directors and Officer Employment Agreements). The initial term of employment under the Directors and Officer Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Directors and Officer Employment Agreements shall be automatically extended for successive one-year terms unless a three-months prior written notice to terminate the Directors and Officer Employment Agreement or unless terminated earlier pursuant to the terms of the Directors and Officer Employment Agreements.

Pursuant to the Directors and Officer Employment Agreements, Mr. Lui will receive cash compensation of annual salary of HK$342,000 (approximately US$43,970) from Accolade Corporate Services Limited, the operating entity, and nil from Acco; and Mr. Hau will receive cash compensation of salary HK$240,000 (approximately US$30,854) from Accolade Consultants Limited, annually and nil from Acco.

Acco is entitled to terminate their agreement for cause at any time without remuneration for certain acts of the Mr. Lui and Mr. Hau, as being convicted of any criminal conduct, any act of gross or willful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. Mr. Lui and Mr. Hau have agreed to hold, both during and after the terms of his or her agreement, in confidence and not to use for their benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, Mr. Lui and Mr. Hau have agreed not to, for a period of one year following the termination of their employment, carry on any business in direct competition with the business of the Acco group of companies, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the Acco group of companies or in the habit of dealing with the Acco group of companies who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the Acco group of companies, and use a name including the words used by the Acco group of companies in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the Acco group of companies.

Accolade Consultants Limited and Accolade Corporate Services Limited, the operating entities of the Acco also have entered standard employment agreements with Mr. Hau and Mr. Lui in the form of Letter of Employment on June 24, 2024 and September 1, 2015 respectively.

Mr. Lui and Mr. Hau will continue to receive cash compensation, in the form of salary from the Operating Subsidiaries.

Agreements with independent directors

We entered into director offer letters with each of our independent directors which agreements set forth the terms and provisions of their engagement.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2025, 2024 and 2023, we had no outstanding equity awards.

6.C. Board Practices

Board of Directors

Our board of directors consists of 5 Directors, comprising 2 executive Directors and 3 independent Directors. A director is not required to hold any shares in our Company to qualify to serve as a director.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Committees of the Board of Directors

We have established three committees under the board of directors: of an Audit Committee, a Compensation Committee and a Nominating Committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Wing Yip, SHUM, Ms. Hiu Wah, LI and Mr. Ho Chun, YEUNG. Mr. Wing Yip, SHUM is the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Mr. Wing Yip, SHUM, Ms. Hiu Wah, LI and Mr. Ho Chun, YEUNG. Mr. Ho Chun, YEUNG is the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee.    Our nominating committee consists of Mr. Wing Yip, SHUM, Ms. Hiu Wah, LI and Mr. Ho Chun, YEUNG. Ms. Hiu Wah, LI is the chair of our nominating committee. We have determined that Mr. Wing Yip, SHUM, Ms. Hiu Wah, LI and Mr. Ho Chun, YEUNG satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the Company.

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and in what the director believes to be in the best interests of the company. Our directors when exercising powers or performing duties as a director, also have a duty to exercise the care, diligence and skill that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Remuneration

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. At any meeting of directors, the quorum for the transaction of business shall be one unless the directors fix some other number. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

6.D. Employees

We and our Operating Subsidiaries had 22 full-time employees as of June 30, 2025, of which 20 and 2 are stationed in Hong Kong and Singapore, respectively. The following table sets forth the number of our full-time employees categorized by function as of June 30, 2025, 2024 and 2023:

	Number of Employees
Function	June 30, 2025	June 30, 2024	June 30, 2023
General management	2	2	2
Accounting and taxation service	7	5	5
Corporate secretarial and IP service	10	9	9
Administrative	3	3	3
Total	22	19	19

We consider that our Operating Subsidiaries have maintained a good relationship with the employees and have not experienced any significant disputes with the employees or any disruption to our operations due to any labor disputes. In addition, we and our Operating Subsidiaries have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Trainings are provided to the newly joined staff for the tasks they perform and our Operating Subsidiaries offer continuous trainings to the employees from time to time to improve their skills and to develop their potential. The remuneration package to our employee includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, the performance of our employees are reviewed annually which will be taken into account in annual salary review and promotion appraisal. We and our Operating Subsidiaries have made contributions as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) and the Central Provident Fund Act 1953 of Singapore for our eligible employees in Hong Kong and Singapore, respectively.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares on an as-converted basis.

The calculations in the table below are based on 13,900,000 Ordinary Shares issued and outstanding as of the date of this annual report. All of our shareholders who own our Ordinary Shares have the same voting rights.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Number of Ordinary Shares	%
Directors and Executive Officers:
Mr. Yuen Yuk, HAU (1)	10,387,500	74.73%
Mr. Cheung Po, LUI (2)	625,000	4.50%
Mr. Wing Yip, SHUM	—	—
Ms. Hiu Wah, LI	—	—
Mr. Ho Chun, YEUNG	—	—
All Directors and Executive Officers as a Group	11,012,500	79.23%

Principal Shareholders holding 5% or more:
Star Blessings Limited (1)	10,387,500	74.73%

(1)	Mr. Yuen Yuk, HAU, our Chief Financial Officer, Chair of the Board, and Director, beneficially owns 10,387,500 Ordinary Shares through Star Blessings Limited, a company incorporated under the laws of the British Virgin Islands, which is wholly-owned by Mr. Hau. Mr. Hau is the sole director of Star Blessings Limited. Mr. Hau is deemed as the beneficial owner of the Ordinary Shares held by Star Blessings Limited, and Mr. Hau holds the voting and dispositive power over the Ordinary Shares held by Star Blessings Limited. The registered address of Star Blessings Limited is Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	Mr. Cheung Po, LUI is our Chief Executive Officer and Director. Unless otherwise indicated, the business address of the individual is Unit 2406, 24/F Low Block, Grand Millennium Plaza 181 Queen’s Road Central, Hong Kong.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

(a) Names and relationship of related parties:

Name of related parties	Relationship with the Company
Accoplus Limited	Entities partially controlled by Mr. Cheung Po, LUI
Accolade IP Limited	Related by common director, Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI
Winxam Consultancy Pte Limited	Related by a spouse of common director, Mr. Geeng Yi, HOE, who is a director of ASG

(b) Summary of balances with related parties:

(a)	Name of Relationship of Related Parties

Accoplus Limited	Entities partially controlled by Mr. Cheung Po, LUI

Accolade IP Limited	Related by common directors, Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI (Appointed on January 24, 2025)

Winxam Consultancy Pte Limited	Related by a spouse of common director, Mr. Geeng Yi, HOE

(b)	Summary of Balances with Related Parties

The summary of balances with related parties as the following:

Account receivables due from a related party

		As of June 30,
	Note	2025	2024
Accoplus Limited	1	$11,265	$22,928

Account payables to related parties

		As of June 30,
	Note	2025	2024
Accoplus Limited	2	$—	$15,474
Winxam Consultancy Pte Limited	2	—	1,748
		—	17,222

Amount due from a related party

		As of June 30,
	Note	2025	2024
Accolade IP Limited	3	$—	$32,613

Amounts due to related parties

		As of June 30,
	Note	2025	2024
Accolade IP Limited	4	$8,891	$175,933

Amount due from a director

		As of June 30,
	Note	2025	2024
Mr. Cheung Po, LUI	5	$—	$103,005

Amount due (to)/from a beneficial owner

		As of June 30,
	Note	2025	2024
Mr. Yuen Yuk, HAU	6	$(7,485)	$41,134

Note:

(1)	Account receivables from a related company represented accounting and corporate secretarial services fee due to the Company.

(2)	Account payables to related companies represented IP registration services fee, marketing fee and administrative fee due from the Company.

(3)	The balance mainly represented collecting payments from debtors on behalf of the Company, advances to a related party and administrative expenses paid by the Company. Amount due from a related party is non-trade, unsecured, non-interest bearing and repayable on demand.

(4)	Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

(5)	Collecting payments from debtors on behalf of the Company by a director. Amount due from a director is trade nature, unsecured, non-interest bearing and repayable on demand.

(6)	The balance mainly represented advanced to/from a beneficial owner. Amount due to/from a beneficial owner is non-trade, unsecured, non-interest bearing and repayable on demand.

(c) Summary of related party transactions:

The Company had the following transactions with related parties:

A summary of trade transactions with related parties as of the date of the annual report and years ended June 30, 2025, 2024 and 2023 are listed below:

	For the years ended June 30,
Accounting services fee income from a related party:	2025	2024	2023
Accoplus Limited	$83	$—	$551

	For the years ended June 30,
Corporate secretarial services income from a related party:	2025	2024	2023
Accoplus Limited	$36,559	$56,856	$37,742

	For the years ended June 30,
IP registration services fee to related parties:	2025	2024	2023
Accolade IP Limited	$289,142	$188,859	$165,901
Winxam Consultancy Pte Limited	4,343	27,870	36,590
	293,485	216,729	202,491

	For the years ended June 30,
Marketing expenses to related parties:	2025	2024	2023
Accolade IP Limited	$76,636	$166,468	$118,247
Accoplus Limited	20,288	35,058	26,667
	96,924	201,526	144,914

	For the years ended June 30,
Professional fee to a related party:	2025	2024	2023
Winxam Consultancy Pte Ltd	$5,959	$445	$1,767

		For the years ended June 30,
Related party balances offset by unpaid dividends payable:	Note	2025	2024	2023

Mr. Yuen Yuk, HAU	1	$—	$1,028,475	$—
Accolade IP Limited	1	—	1,152,998	332,692
		—	2,181,473	332,692

Note:

(1)	For the years ended June 30, 2025, 2024 and 2023, the Company’s subsidiaries declared dividend of approximately Nil, US$1,959,678 and US$641,026 respectively. These dividends declared are partially settled in cash, amounting to Nil, US$34,615 and US$51,924 for the years ended June 30, 2025, 2024 and 2023, respectively. For the year ended June 30, 2024 and 2024, the remaining amount of the declared dividends are used to offset against the amount due from Mr. Yuen Yuk, HAU and Accolade IP Limited.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal Proceedings

As of the date of this annual report, we and our Operating Subsidiaries had not been involved in any legal proceedings, investigations, claims nor had we been aware of any pending or threatened litigation, arbitration or other claims, which would have a material adverse impact on the operations, financial position and reputation of us and our Operating Subsidiaries.

Dividend Policy

For the year ended June 30, 2023, our Operating Subsidiaries declared dividend of approximately US$641,026 to their then shareholders. For the year ended June 30, 2024, our Operating Subsidiaries declared dividend of US$1,959,678 to their then shareholders. These dividends declared are partially settled in cash, amounting to US$51,924 and US$34,615 for the years ended June 30, 2023 and 2024, respectively. The remaining amount of the declared dividends are used to offset against the amount due from Mr. Yuen Yuk, HAU and Accolade IP Limited.

Prior to the Reorganization, during the years ended June 30, 2023 and 2024, the unpaid dividends payables of US$332,692 and US$2,181,473 respectively are declared to offset against the balance due from related parties as follow:

	For the years ended June 30,
Related party balances offset by unpaid dividends payable:	2024	2023
Mr. Yuen Yuk, HAU*	$1,028,475	$—
Accolade IP Limited*	1,152,998	332,692
	2,181,473	332,692

*	Accolade IP Limited is a related party that is related by its common directors with Acco, Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI. Mr. Hau and Mr. Lui are the directors and officers of Acco, and the directors of Accolade IP Limited. The related party balances mainly arose from working capital arrangements between the related parties and our subsidiaries as the cash advances, instead of the remuneration for the services rendered by the related parties.

Apart from these distributions and save as the disclosed, until and as of the date of this annual report and for the years ended June 30, 2025, 2024 and 2023, there have been no other transfers of cash, dividends, or distributions among our Operating Subsidiaries; and, since the incorporation of Acco on May 31, 2024, Acco has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by the subsidiaries to Acco.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do currently have no plan to declare or pay any dividends in the near future on Acco’s shares. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by Acco to Acco’s shareholders or by our Operating Subsidiaries to Acco, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

Subject to the Companies Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by board resolution, declare and pay a distribution (which includes a dividend) to Acco’s shareholders in accordance with the respective rights of the shareholders if it appears to the them that they are justified by the financial position of the Company, that immediately after the distribution the company will be able to pay its debts as they fall due in ordinary course of business.

Our holding company rely on dividends paid by our Operating Subsidiaries for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Acco’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiaries.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ACCL.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ACCL.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

We incorporate by reference into this annual report the description of our Second Amended And Restated Memorandum and Articles of Association, as currently in effect and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.1 to this annual report.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands, Hong Kong and Singapore currently have no exchange control regulations or currency restrictions.

The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between Acco and our Hong Kong subsidiaries. However, the PRC government may impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future, and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. See “Item 3.D. Risk Factors- Risks relating to our Corporate Structure- We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.” for more information.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in British Virgin Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the Ordinary Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax. According to the Inland Revenue (Amendment) (No. 3) Ordinance 2018, the two-tiered profits tax rates regime is introduced with effect from the year of assessment 2018/19. The profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% for corporations and 7.5% for unincorporated businesses. Assessable profits above HKD2 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of 0.1% of the amount of the consideration or of its value on every sold note and every bought note for sale or purchase of any Hong Kong stock (i.e., a total of HKD2 (US$0.3) per HKD 1,000.0 (US$128.2)). In addition, a fixed duty of HKD 5.0 (US$0.6) is currently payable on any instrument of transfer of any Hong Kong stock. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable upon the transfer of Ordinary Shares outside Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

Singapore Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Singapore and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Singapore law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. There is no reciprocal tax treaty in effect between Singapore and the United States.

Dividend Distributions

Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company will be income tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.

Holders of our Ordinary Shares should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Ordinary Shares.

Corporate Income Tax

Companies that carry on business in Singapore are subject to a flat rate of 17% of the companies’ chargeable income. Chargeable income refers to the companies’ taxable income (after deducting tax-allowable expenses). Under the partial tax exemption scheme, from the company’s year of assessment 2020 onwards, three-quarters of a company’s first S$10,000 of normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Goods and Services Tax

Goods and Services Tax is charged at 9% on the supply of goods and services made in Singapore by a taxable person in the course or furtherance of one’s business and the importation of goods into Singapore.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the United States for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

Green Card Test:    You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

Substantial Presence Test:    If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of our Ordinary Shares immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a “purging election”.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. To the extent that the amount of the distribution exceeds our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (i) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. We intend to list the Ordinary Shares on Nasdaq. Provided that this listing is approved, we believe that the Ordinary Shares should generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares, including the effects of any change in law after the date of this prospectus.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code with respect to such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes this election with respect to our Ordinary Shares for first taxable year which they hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount of gains previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”), on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Therefore, prospective investors should assume that a qualified electing fund election will not be available.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

Internal Revenue Code Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in Internal Revenue Code Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC (regardless of whether they make a mark-to-market election as described above), the holder must generally file an annual IRS Form 8621. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You should consult your tax advisor regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. In addition, certain U.S. Holders must file a U.S. Internal Revenue Service Form 926 to report the contribution of property (including cash) to a foreign corporation. Failure to report such information could result in substantial penalties.

The foregoing description of reporting requirements is not exhaustive, and you should consult your own tax advisor regarding your obligation to file a Form 8938, Form 926 or other applicable forms as a result of an investment in our Ordinary Shares.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Hong Kong economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Inflation risk

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. In addition, we are exposed to variable interest rate risk principally from our existing Hong Kong dollars denominated bank borrowings. An increase will raise the cost of those debts.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, the majority of our consolidated revenues, costs, and expenses are denominated in Hong Kong dollars and Singapore dollars. Most of our assets are also held in these currencies. As a result, we are exposed to foreign exchange risk, as fluctuations in the exchange rates between the U.S. dollar, Hong Kong dollar, and Singapore dollar can impact our revenues and operating results. If either the Hong Kong dollar or the Singapore dollar depreciates against the U.S. dollar, the value of our revenues, earnings, and assets, as expressed in our U.S. dollar financial statements, will decline. Currently, we have not entered into any hedging transactions to mitigate this foreign exchange risk.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-288756) (the “F-1 Registration Statement”), in relation to our initial public offering of 1,400,000 Ordinary Shares at an offering price of US$4.00 per share. Our initial public offering closed on October 20, 2025. Craft Capital Management LLC was acting as the representative of the underwriters in the Offering, and Revere Securities LLC was acting an underwriter.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$2.0 million, including underwriting discounts of $392,000, underwriters’ non-accountable expense of $56,000, and other expenses of $1,567,043. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately $3.58 million from our initial public offering.

As of the date of this annual report, we have not utilized any of the net proceeds. We intend to apply the net proceeds as described in the registration statement.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2025, our disclosure controls and procedures were ineffective.

In connection with the audits of our consolidated financial statements for the years ended June 30, 2025, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting as well as other disclosure control deficiencies for the above-mentioned periods. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned. For example, in our consolidated financial statements as of June 30, 2024 and 2023, we reclassified balance sheet items regarding to dividends declared by our Operating Subsidiaries in the consolidated balance sheet and provide additional information regarding dividends declared by our Operating Subsidiaries in the consolidated statement of cash flow, and reclassified the direct staff costs from general and administrative expenses to cost of revenues in consolidated statements of operations and comprehensive income to better reflect the nature of these costs. As a result, we have restated our previously issued consolidated financial statements of June 30, 2024 and 2023.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (ii) established the audit committee under the board of directors; (iii) hiring more qualified staff to fill up the key roles in the operations, in particular, accounting and financial reporting functions; and (iv) set up a financial and system control framework with formal documentation of polices and controls in place.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to our Business and Operations —Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of our Ordinary Shares.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

(d) Changes in internal control over financial reporting.

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Wing Yip, SHUM, Ms. Hiu Wah, LI and Mr. Ho Chun, YEUNG and is chaired by Mr. Wing Yip, SHUM. Mr. Wing Yip, SHUM, Ms. Hiu Wah, LI and Mr. Ho Chun, YEUNG each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Wing Yip, SHUM qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct that applies to the Company’s directors, officers, employees and advisors.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Onestop Assurance PAC., our independent registered public accounting firm, for the periods indicated.

	Year Ended June 30,
Services	2025	2024	2023
	US$	US$	US$
Audit Fees - Onestop Assurance PAC (1)	150,000	140,000	140,000
Audit-related fees(2)	-	-	-
All other fees(3)	-	-	-
Total	150,000	140,000	140,000

Note

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.
(2)	Audit-related fees include the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported as audit fees.
(3)	All other fees refer to the fees not covered in (1) and (2) above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for the minimum services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors —Risks Related to Our Ordinary Shares— As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

The “controlled company” exception to Nasdaq’s rules provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company” need not comply with certain requirements of Nasdaq’s corporate governance rules. As of the date of this annual report, Star Blessings Limited, our Controlling Shareholder, which is 100% owned by Mr. Yuen Yuk, HAU (our Chairman, Director and Chief Financial Officer), beneficially owns the majority of our outstanding Ordinary Shares. Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” may elect not to comply with certain Nasdaq corporate governance requirements.

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including that a majority of our board of directors consist of independent directors. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of Nasdaq and cease to be a “controlled company” and our Ordinary Shares continue to be listed on Nasdaq, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of Nasdaq, including but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Notwithstanding the Company’s status as a foreign private issuer or a controlled company, the Company will remain subject to the corporate governance standard of Nasdaq that requires the Company to have an audit committee with at least three independent directors as well as composed entirely of independent directors. For purposes of the audit committee composition requirements, we must have at least one independent director on our audit committee at the time of listing, at least two independent directors within 90 days of listing and at least three independent directors within one year of listing, where at least one of the independent directors qualifies as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under the Nasdaq rule.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

We have an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company.

A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

The Company currently has an informal cybersecurity policy. As of the date of this annual report, our board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risk. The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and report material cybersecurity incidents to the board of directors. The Company relies on certain third parties for the provision of its cloud infrastructure but does not currently engage any assessors, consultants, auditors, or other third parties in connection with any processes for assessing, identifying, and managing material risks from cybersecurity threats, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. As of the date of this annual report, there have been no cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
2.1*	Description of Securities
4.1	Employment Agreement by and between Yuen Yuk, HAU and Accolade Consultants Limited (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
4.2	Employment Agreement by and between Mr. Yuen Yuk, HAU and the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
4.3	Employment Agreement by and between Mr. Cheung Po, LUI and the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-283756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
4.4	Lease Agreement for Unit 2406, 24/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-283756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
4.5	Lease Agreement for 10 Anson Road #35-03A International Plaza Singapore 079903, Singapore (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-283756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
4.6	Form of the Independent Non-Executive Director Offer Letter (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-283756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-283756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-283756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
11.2	Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-283756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-283756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation
101.DEF*	Inline XBRL Taxonomy Extension Definition
101.LAB*	Inline XBRL Taxonomy Extension Label
101.PRE*	Inline XBRL Taxonomy Extension Presentation
104*	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herein

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Cheung Po, LUI
Cheung Po, LUI
Chief Executive Officer and Director
(Principal Executive Officer)

Date: November 17, 2025

ACCO GROUP LIMITED
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
ACCO Group Holdings Limited

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of ACCO Group Holdings Limited and its Subsidiaries (collectively referred to as the “Group”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Group’s auditor since 2024.
Singapore

November 17, 2025

ACCO GROUP HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2025 AND 2024
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	June 30, 2025	June 30, 2024
ASSETS
Current assets:
Cash and cash equivalents	$2,450,033	$1,123,023
Restricted cash	886	915,421
Accounts receivable, net	293,599	245,489
Accounts receivable, related parties	11,265	22,928
Deposits and other current assets, net	77,263	72,499
Amounts due from a director	-	103,005
Amount due from a beneficial owner	-	41,134
Amount due from a related company	-	32,613
Tax recoverable	40,710	9,375
Total current assets	2,873,756	2,565,487
Non-current assets:
Plant and equipment, net	27,632	14,687
Deferred initial public offering (“IPO”) costs	750,361	10,256
Operating lease right-of-use assets, net	255,389	84,139
Deferred tax assets	2,738	1,303
Total non-current assets	1,036,120	110,385
TOTAL ASSETS	$3,909,876	$2,675,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$38,017	$19,334
Accounts payable – related parties	-	17,222
Operating lease liabilities, current	126,227	58,919
Income tax payable	70,397	75,449
Accrued liabilities and other payables	763,767	671,468
Contract liabilities	560,621	485,319
Amount due to a beneficial owner	7,485	-
Amounts due to related companies	8,891	175,933
Total current liabilities	1,575,405	1,503,644

Non-current liabilities:
Operating lease liabilities, non-current	147,587	23,763
Total non-current liabilities	147,587	23,763
TOTAL LIABILITIES	$1,722,992	$1,527,407

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary share, $0.00008 par value; 625,000,000 shares authorized, 12,500,000 shares issued and outstanding as of June 30, 2025 and 2024, respectively*	$1,000	$1,000
Retained earnings	2,149,596	1,127,871
Accumulated other comprehensive income	36,288	19,594
Total shareholders’ equity	2,186,884	1,148,465
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,909,876	$2,675,872

*	Retrospectively restated for effect of share reorganization (see Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED JUNE 30, 2025, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	For the year ended June 30,
	2025	2024	2023
Revenues	$4,852,182	$4,311,653	$3,665,445
Revenues – related parties	36,642	56,856	38,293
Cost of revenues	(2,455,597)	(2,034,959)	(1,767,331)
Cost of revenues – related parties	(293,485)	(216,729)	(202,491)
Gross profit	2,139,742	2,116,821	1,733,916

Operating expenses
Selling and marketing expenses	(302,230)	(336,345)	(396,731)
Selling and marketing expenses – related parties	(96,924)	(201,526)	(144,914)
General and administrative expenses	(654,724)	(522,011)	(708,288)
General and administrative expenses – related parties	(5,959)	(445)	(1,767)
Total operating expenses	(1,059,837)	(1,060,327)	(1,251,700)

Operating income	1,079,905	1,056,494	482,216

Other income, net
Other income	72,318	63,568	81,778
Other income – related parties	—	—	128,205
Total other income, net	72,318	63,568	209,983

Income before taxes	1,152,223	1,120,062	692,199

Provision for income taxes	(130,498)	(127,232)	(50,345)
Net income	$1,021,725	$992,830	$641,854

Other comprehensive income
Foreign currency translation adjustment	16,694	3,966	19,360
Total comprehensive income	$1,038,419	$996,796	$661,214

Earning per share – basic and diluted*	$0.083	$0.080	$0.053
Basic and diluted weighted average shares outstanding*	12,500,000	12,500,000	12,500,000

*	Retrospectively restated for effect of share reorganization (see Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED JUNE 30, 2025, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	Number of Shares*	Ordinary Shares*	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, July 1, 2022	12,500,000	$1,000	$2,093,891	$(3,732)	$2,091,159
Net income	—	—	641,854	—	641,854
Foreign currency translation adjustment	—	—	—	19,360	19,360
Dividend declared	—	—	(641,026)	—	(641,026)
Balance, June 30, 2023	12,500,000	$1,000	$2,094,719	$15,628	$2,111,347
Net income	—	—	992,830	—	992,830
Foreign currency translation adjustment	—	—	—	3,966	3,966
Dividend declared	—	—	(1,959,678)	—	(1,959,678)
Balance, June 30, 2024	12,500,000	$1,000	$1,127,871	$19,594	$1,148,465
Net income	—	—	1,021,725	—	1,021,725
Foreign currency translation adjustment	—	—	—	16,694	16,694
Balance, June 30, 2025	12,500,000	1,000	2,149,596	36,288	2,186,884

*	Retrospectively restated for effect of share reorganization (see Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2025, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	For the years ended June 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,021,725	$992,830	$641,854
Depreciation of plant and equipment	10,318	9,273	23,691
Amortization of operating lease right-of-use assets	138,660	95,936	101,067
Expected credit loss allowance	(9,040)	6,661	4,691
Impairment loss on trade receivables	13,076	153	199
Changes in assets and liabilities:
Accounts receivable	(40,483)	(145,492)	46,373
Deposits and other current assets	(4,764)	(1,443)	(3,628)
Accounts payable and other payables	93,760	356,807	244,338
Deferred tax assets	(1,435)	(88)	(2,386)
Contract liabilities	75,302	28,278	58,867
Amounts due from (to) related parties	386,207	(225,182)	(199,475)
Amount due from beneficial shareholder	10,020	9,108	(48,030)
Operating lease liabilities	(118,814)	(101,201)	(99,901)
Income tax payable	(36,387)	98,911	(25,670)
Net cash generated from operating activities	1,538,145	1,124,551	741,990

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(23,203)	(1,330)	(7,666)
Net cash used in investing activities	(23,203)	(1,330)	(7,666)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred IPO costs	(740,105)	(10,256)	—
Dividends paid – current year	—	—	(51,924)
Dividends paid – prior year	—	(34,615)	—
Advance from related parties	—	1,505,202	522,249
Advance/repayments to related parties	(382,580)	(2,343,111)	(1,603,579)
Net cash used in financing activities	(1,122,685)	(882,780)	(1,133,254)

Net increase/decrease in cash and cash equivalents and restricted cash	392,257	240,441	(398,930)
Effect of foreign currency translation on cash and cash equivalents	20,218	(432)	15,217
Cash and cash equivalents and restricted cash, beginning of year	2,038,444	1,798,435	2,182,148
Cash and cash equivalents and restricted cash, end of year	$2,450,919	$2,038,444	$1,798,435

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease obligations	307,763	$55,651	$126,270
Unpaid dividends payable offset against balances among related parties (Note 16 (c))	—	$2,181,473	$332,692
Offset amount due from a beneficial owner and amounts due to a related party	63,000	$187,745	$—
Offset amount due to a related party to trade payables – related parties	—	$260,577	$—

Supplementary cash flow information:
Taxes paid	167,843	$38,122	$77,053
Interest received	38,494	$49,833	$37,323

The accompanying notes are an integral part of these consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2025, 2024 AND 2023
(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Acco Group Holdings Limited (the “Company”) was incorporated in the Cayman Islands on May 31, 2024, as an investment holding company. The Company operates its primary business through three indirectly wholly owned subsidiaries (herein collectively referred to as the “Group”):

1.	Accolade IP (SG) Pte. Ltd. (“ASG”) — Incorporated and domiciled in Singapore and engaged in providing intellectual property (“IP”) registration services.

2.	Accolade Corporate Services Limited (“ACSL”) — Incorporated and domiciled in the Hong Kong Special Administrative Region (“HK SAR”) and engaged in providing corporate secretarial services.

3.	Accolade Consultants Limited (“ACL”) — Also incorporated and domiciled in HK SAR and engaged in providing accounting services.

The Group is headquartered in Hong Kong, with its operations primarily involved in corporate secretarial and accounting services in Hong Kong, and IP registration services in Singapore.

The following is an organization chart of the Company and its subsidiaries:

As of June 30, 2025, the Company’s subsidiaries are detailed in the table as follows:

Name	Background	Ownership %	Principal activity
Starry Prospect Limited	● A BVI company ● Incorporated on June 11, 2024	100%	Holding company
Accolade Corporate Services Limited (“ACSL”)	● A Hong Kong company ● Incorporated on December 4, 2009	100%	Corporate secretarial services
Accolade Consultants Limited (“ACL”)	● A Hong Kong company ● Incorporated on August 2, 2010	100%	Accounting services
Accolade IP (SG) Pte. Ltd. (“ASG”)	● A Singapore company ● Incorporated on January 26, 2018	100%	IP registration services

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies in preparation for the listing of our shares, the Company became the holding company of the Group on June 21, 2024. As part of the Reorganization, on June 11, 2024, the wholly-owned British Virgin Islands subsidiary of the Company, Starry Prospect Limited (“Starry Prospect”) was then incorporated as the intermediate holding company. On June 21, 2024, the Company acquired, through Starry Prospect, all the issued share capital of Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd, at cash considerations of HKD 8,768,765.34, HKD 6,531,673.28 and SGD 121,954.42, respectively. On June 21, 2024, Mr. Yuen Yuk, Hau entered into a letter of waiver, of which Mr. Hau waived the amount due to him from Starry Prospect of USD2,048,695, representing the premium between the consideration of acquisition and the share capital of ACSL, ACL, and ASG. This waived amount was subsequently transferred to the equity of Starry Prospect. At the consolidated level of the Group, the equity of Starry Prospect was fully eliminated through the corresponding investment in the subsidiary, Starry Prospect, held by the Company. The acquisitions of Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd. did not involve actual cash payments, as the payer and payee were ultimately controlled by the same parties. Instead, the consideration was recorded as intercompany balances, which were subsequently eliminated in consolidation. As at the date of this report, the Company’s immediate and ultimate parent company is Star Blessings Limited (“Star Blessing”). As of the date of this report, Star Blessing is wholly owned by Mr. Yuen Yuk HAU.

From July 1, 2022, through June 21, 2024, Accolade Consultants Limited and Accolade Corporate Services Limited were ultimately controlled by Mr. Yuen Yuk Hau, his spouse, and Mr. Cheung Po Lui through their ownership of Starry Charm Limited. During the same period, Accolade IP (SG) Pte. Ltd. was ultimately controlled by the same parties through Starry Insight Holdings Limited. Throughout this period, the board of directors and management of these entities were led by Mr. Yuen Yuk Hau and Mr. Cheung Po Lui, ensuring coordinated oversight and strategic alignment.

As the Company and its subsidiaries were under the same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately before and after the group reorganization, they are considered as common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period. The consolidated financial statements are prepared as if the current group structure had been in existence throughout the three-year period ended June 30, 2025, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 11.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of preparation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Group”). The Group eliminates all significant intercompany balances and transactions in its audited consolidated financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”).

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Management makes these estimates using the best information available when the calculations are made. Significant accounting estimates reflected in the Group’s its audited consolidated financial statement include the useful lives of plant and equipment, operating right-of-use assets and lease liabilities, which are assessed using a discount rate of 5.625% for the year ended June 30 2025 (2024: 5%), allowance for credit loss, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States Dollars (“USD” or “$”), which is the reporting currency of the Group. The functional currency of the Company’s subsidiaries in Hong Kong is Hong Kong Dollars (“HKD” or “HK$”), the functional currency of its subsidiary in Singapore is Singapore Dollars (“SGD” or “S$”), and the functional currency of its subsidiary incorporated in the British Virgin Islands is United States Dollars. These are considered their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters.”

The Group’s assets and liabilities are translated into USD from HKD and SGD at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Translation of amounts from HKD and SGD into USD has been made at the following exchange rates:

	June 30,
	2025	2024	2023
Year-end $: HK$ exchange rate	7.8000	7.8000	7.8000
Year average $: HK$ exchange rate	7.8000	7.8000	7.8000
Year-end $: S$ exchange rate	1.2725	1.3559	1.3561
Year average $: S$ exchange rate	1.3254	1.3482	1.3641

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Group maintains all bank accounts in Hong Kong, Mainland China and Singapore. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance (Chapter 581 of the laws of Hong Kong). The maximum protection is up to HKD500,000 per depositor per Scheme member, including both principal and interest.

Restricted cash

Restricted cash represents amounts held in 6-month to 12-month fixed deposit accounts, which generates interest income. As of June 30, 2025 and 2024, the Group held fixed deposit accounts of $886 and $915,421. The interest earned on restricted cash for the year ended June 30, 2025 and 2024 and 2023 was $4,330 and $39,841. The interest rates on these fixed deposits ranged from 2.9% to 4.46%. The Group recognized loan interest income from fixed deposit accounts as other income in the consolidated statements of operations and comprehensive income for the years ended June 30, 2025 and 2024.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Prepayment, deposits and other current assets

Prepayment is mainly payment made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are non-refundable and bear no interest.

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

Other current assets, net, primarily consists of interest income receivables from fixed deposits bank accounts.

Management reviews periodically to determine if the allowance is adequate and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. No impairment loss was recognized for the year ended June 30, 2025, 2024 and 2023.

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and any impairment losses. Depreciation is provided over their estimated useful lives, using the straight-line method. The Group typically applies a salvage value of 0%. The estimated useful lives of the plan and equipment are as follows:

Furniture and fixtures	5 years
Computer	5 years
Office equipment	5 years
Motor vehicle	5 years
Leasehold improvement	Over the lease terms

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Group’s consolidated statements of operations and comprehensive income. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Impairment of long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2025 and 2024, no impairment of long-lived assets was recognized.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include underwriting fees related to the registration preparation, FINRA filing fees and Nasdaq filing fees.

Lease

ASC 842 generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the consolidated balance sheets and to provide disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Group does not have reasonable certainty at lease inception that these options will be exercised. The Group generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Group has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of June 30, 2025 and 2024, there were approximately $255,389 and $84,139 right of use (“ROU”) assets and approximately $273,814 and $82,682 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Group’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Prime lending Rate 5.625% p.a. (2024: 5% p.a.) was the most indicative rate of the Group’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Group was 5.625% (2024: 5%).

Related parties

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significantly influence the management or operating policies of the entity. The Group discloses all significant related party transactions.

Contract liabilities

The Group bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities.

Contract liabilities represent the upfront payments received upon acceptance of quotation for corporate secretarial services/accounting services/IP registration services and advances from clients related to the services. Advance payments in excess of related accounts receivable are presented as contract liabilities on the consolidated balance sheets.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

Recent issued Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (“ASU 2024-03”) to expand expense disclosures by requiring disaggregated disclosure of certain income statement expense line items, including those that contain purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, or our fiscal 2028, and subsequent periods, with early adoption permitted. The amendments should be applied prospectively, but retrospective application is permitted. We are currently assessing the impact of the requirements on our consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s unaudited interim condensed consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Group adopted this standard as of June 30, 2025, on a retrospective basis.  Refer to Note 10 — Segment Information for the impact upon adoption of the new required disclosures.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. 5 The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. We are evaluating the effect this guidance will have on our tax disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated balance sheets, statements of operations and comprehensive income and cash flows.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Group follows the rules and guidance set out under ASC 606, when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

The five-step model defined by ASC Topic 606 requires the Group to:

1.	identify its contracts with customers;

2.	identify its performance obligations under those contracts;

3.	determine the transaction prices of those contracts;

4.	allocate the transaction prices to its performance obligations in those contracts; and

5.	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration the relevant IP registration or renewal is successfully expected in exchange for those services.

The Group enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Group will collect considerations from its customers for service component.

Under ASC 606, the Company has evaluated whether it acts as a principal or an agent in its revenue transactions. The distinction is crucial as it affects how revenue is recognized:

Principal: The Company acts as the principal if it controls the specified goods or services before they are transferred to the customer. As a principal, the Company recognizes revenue for the gross amount of consideration expected from the customer.

Agent: The Company acts as an agent if it facilitates the provision of goods or services by another party. As an agent, revenue is recognized as the net amount of the fee or commission earned for arranging the goods or services.

For all the revenue types described below, the Company has determined that it acts as the principal. This conclusion is based on the Company’s control over the goods or services before they are transferred to the customer, its primary responsibility for fulfilling the contract, its exclusive right to select service providers, and its discretion in establishing pricing.

The Group currently generates its revenue from the following:

Corporate Secretarial Services — Continuous Services

The Group provides Corporate Secretarial Services, including acting as a named Company Secretary, providing a registered office address, and serving as a designated representative for both Hong Kong and offshore companies. The Group enters into fixed-price service agreements with customers, specifying the services to be delivered, the transaction price, and the payment terms. These contracts typically cover a 12-month service period with no variable consideration.

The performance obligation is identified as a single combined performance obligation because the services are highly interrelated, and the client benefits from them as a complete package. The Group recognizes revenue over time, as the customer receives and consumes the benefits of the Group’s services throughout the contract period. Revenue is recognized on a straight-line basis over the 12-month service period. Payment terms are typically structured with an upfront payment covering the first portion of the service, with subsequent payments made at agreed intervals during the service period.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Corporate Secretarial Services — One-off Services

The Group provides One-off Corporate Secretarial Services for both Hong Kong and Offshore companies, including new company incorporation, handling business registration, and other ad hoc corporate services. The Group enters into fixed-price service agreements, specifying the services to be delivered, the transaction price, and the payment terms. Contracts typically cover a one-time service with no variable consideration.

The performance obligation is identified as a single obligation to ensure that the customer receives the necessary corporate services. Since the client does not benefit from the service until it is fully completed, the Group recognizes revenue at a point in time, when the service is completed and delivered to the client. Revenue is recognized upon completion of the service. Payment terms typically include an upfront payment upon signing the contract, with the remaining balance due upon completion of the service.

Accounting Services

The Group provides accounting services to its customers, including bookkeeping, financial report preparation, tax computation, and related filings, under fixed-price service agreements. These agreements specify the services to be provided, the transaction price, and the payment terms. The contracts are typically short-term (under 12 months) with no variable consideration.

The performance obligations are the distinct services promised in the agreements. Each service is a separate performance obligation. Revenue is recognized at a point in time, when (i) accounting service is rendered; financial report preparation is delivered; and (iii) tax filing is completed to customers.

Revenue is recognized at a point in time when performance obligation is satisfied, typically upon the completion and delivery of the financial statements, or tax filings, or other accounting deliverables as outlined in the contract.

Revenue is recognized when the deliverables are provided to the customer, typically at the conclusion of the contract. Payment terms generally include an upfront deposit, with the remaining balance paid upon completion of the accounting services.

Intellectual Property (IP) Registration Services

The Group provides intellectual property registration services, including conducting IP searches, filing IP applications, and processing renewals. The Group enters into fixed-price service agreements with its clients, specifying the services to be delivered, the transaction price, and the payment terms. Contracts are typically satisfied within a year with no variable consideration.

The performance obligation is identified as a single obligation because the various services involved (search, application, renewal) are not distinct within the context of the contract and are provided as part of a complete service package. The Group recognizes revenue at a point in time when the IP registration process is completed, such as when an IP application is successfully filed or renewed.

Revenue is recognized when the relevant IP registration or renewal is successfully completed and accepted. Payment terms typically include an upfront payment, with the remaining balance payable upon completion of the registration or renewal process.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition and Transaction Price Allocation

The Company recognizes revenue based on the five-step model under ASC 606. Below is a discussion of transaction price allocation and performance obligations by segment:

Corporate Secretarial Services

For Hong Kong, the transaction price is typically specified as a single fee in the service agreement and allocated entirely to the combined performance obligation of acting as a named company secretary, providing a registered office address, and serving as a designated representative. These services are highly interrelated and delivered continuously over the 12-month contract period, with revenue recognized evenly over time as the services are provided. For offshore jurisdictions, such as the Cayman Islands or the British Virgin Islands, the transaction price for annual compliance filings is allocated entirely to the single performance obligation of ensuring compliance with the relevant filing requirements. Revenue is recognized at a point in time upon completion of the filings.

Accounting Services

The transaction price in service contracts is allocated to distinct performance obligations, including bookkeeping, financial statement preparation, and tax filings. Each service provides standalone value and is recognized separately: bookkeeping upon as services are performed, financial statements upon their delivery, and tax filings upon submission to tax authorities. Revenue is recognized at these distinct points in time as each obligation is satisfied. The transaction price for each contract is allocated based on Standalone Selling Prices (SSP) determined through observable market pricing, cost-plus margin analysis, or market-adjusted pricing models. The relative SSP method is applied to ensure fair allocation of revenue among distinct services. Discounts, if any, are allocated proportionally across performance obligations unless specifically attributed to a single component.

IP Registration Services

The transaction price is determined based on the total fee for IP-related activities, such as application filings, renewals, and searches. These activities are interdependent and provided as part of a single service package. The transaction price is allocated to the combined performance obligation and recognized at a point in time when the IP registration milestone is achieved, such as the successful filing or renewal of an application.

The details of revenue and cost of revenue of the Group is as follows:

	For the year ended June 30,
	2025	2024	2023
Revenue	4,852,182	4,311,653	3,665,445
Revenue – related parties	36,642	56,856	38,293
Cost of Revenue	(2,455,597)	(2,034,959)	(1,767,331)
Cost of Revenue – related parties	(293,485)	(216,729)	(202,491)
Gross Profit	$2,139,742	$2,116,821	$1,733,916
Gross Profit Margin	43.8%	48.5%	46.8%

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the year ended June 30,
	2025	2024	2023
	US$	US$	US$
Corporate secretarial services	2,923,125	2,620,408	2,153,679
Corporate secretarial services – related party	36,559	56,856	37,742
Accounting services	981,782	969,316	784,744
Accounting services – related party	83	—	551
IP registration services	947,275	721,929	727,022
Total	4,888,824	4,368,509	3,703,738

In accordance with ASC 606, we recognize revenue when control of the promised services is transferred to our customers. The disaggregaton of revenue by timing of transfer is as follows:

	For the year ended June 30,
	2025	2024	2023
	US$	US$	US$
Revenue recognized over time:
– Corporate secretarial services – continuous services	1,493,641	1,438,011	1,334,853
Revenue recognized at a point in time:
– Corporate secretarial services – one-off services	1,466,043	1,239,253	856,568
– Accounting services	981,865	969,316	785,295
– IP registration services	947,275	721,929	727,022
Total	4,888,824	4,368,509	3,703,738

Cost of Revenues

Cost of revenues primarily includes direct costs associated with delivering our services. These costs include:

●	Corporate Secretarial Services: Staff costs, Business registration fees, government filing fees, and other third-party costs incurred to fulfill client engagements.

●	Accounting Services: Staff costs, freelancer fees and costs related to outsourced accounting support.

●	Intellectual Property Registration Services: Staff costs and fees paid to third-party IP agents and filing costs.

The cost of revenues is recognized as incurred, aligning with the timing of the corresponding revenue recognition.

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. The approach considers factors including historical ageing schedule and forward-looking macroeconomic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of June 30, 2025 and 2024, the balance of allowance for doubtful accounts for accounts receivable was $14,237 and $25,676, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Group adopted the new standard effective July 1, 2022, the first day of the Group’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Government grant

Government grants as the compensation for expenses already incurred or for the purpose of giving immediate financial support to the Group during the COVID-19 pandemic. Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were $1,509, $2,819 and $38,359 for the year ended June 30, 2025, 2024 and 2023, respectively from the Hong Kong SAR Government.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including salaries and related Mandatory Provident Fund (“MPF”) costs for our operations and support personnel, carpark rental and office management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, communication and expenses related to general operations.

Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion expenses and media expense.

Retirement benefits

Retirement benefits in the form of mandatory defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of revenues.

Income Taxes

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Group adopted ASC Topic 740-10-05, “Income Taxes: Overview and Background”, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive Income

The Group presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

Earnings Per Share

The Group computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the year ended June 30, 2025, 2024 and 2023.

Segment Reporting

The Group follows FASB ASC Topic 280, Segment Reporting, segments are defined as components of a company that engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker, who is our chief executive officer, manages the business under three operating segments, which are our reportable segments: (1) Corporate Secretarial Services, (2) Accounting Services; (3) IP Registration Services.

Financial instruments

The Group’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties and a beneficial owner, contract liabilities and lease liabilities, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Group. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, contract liabilities and amounts due from (to) related parties and beneficial owner are qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 — inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Group analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of year ended June 30,
	2025	2024
Accounts receivable	$307,836	$271,165
Accounts receivable – related parties	11,265	22,928
Less: allowance for expected credit loss	(14,237)	(25,676)
	$304,864	$268,417

The movement of allowances for expected credit loss is as follow:

	As of year ended June 30,
	2025	2024
Balance at beginning of the year	$(25,676)	$(19,015)
Reversal of provision	11,439	—
Provision	—	(6,661)
Ending balance	$(14,237)	$(25,676)

NOTE 4 — DEPOSITS AND OTHER CURRENT ASSETS, NET

Deposits and other current assets, net consist of the following:

	As of year ended June 30,
	2025	2024
Deposits	$72,071	$31,070
Prepayment	3,261	139
Interest income receivables from fixed deposit bank accounts	-	34,421
Other current assets, net	1,931	6,869
	$77,263	$72,499

The Group regularly evaluates the collectability of deposits and other receivables based on historical data, current market conditions, and any specific circumstances related to each receivable. Given that no material collectability issues have been identified, no allowance for doubtful accounts has been recorded as of June 30, 2025 and 2024.

NOTE 5 — PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	As of year ended June 30,
	2025	2024
At cost:
Office equipment	$93,646	$92,503
Computer	82,786	79,462
Fixture and fittings	3,283	3,267
Motor vehicle	79,359	79,359
Leasehold improvement	19,231	-
	278,305	254,591
Less: accumulated depreciation	(250,673)	(239,904)
Total	$27,632	$14,687

Depreciation expense for the year ended June 30, 2025 and 2024 was $10,318 and $9,273, respectively. No impairment loss was recognized for the year ended June 30, 2025 and 2024.

NOTE 6 — DEFERRED INITIAL PUBLIC OFFERING (“IPO”) COSTS

Deferred initial public offering (“IPO”) costs consist of the following:

	As of year ended June 30,
	2025	2024
Legal fee	$427,226	$10,256
Accounting and other fees	323,135	-
Total	$750,361	$10,256

NOTE 7 — LEASES

The Group has operating leases for office spaces. As of June 30, 2025 and 2024, there were approximately $255,389 and $84,139 right of use (“ROU”) assets and approximately $273,814 and $82,682 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Group’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Prime lending Rate 5.625% p.a. (2024: 5% p.a.) was the most indicative rate of the Group’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Group was 5.625% (2024: 5%).

As of June 30, 2025 and 2024, the right-of-use assets totaled $255,389 and $84,139, respectively.

As of June 30, 2025 and 2024, lease liabilities consist of the following:

	As of year ended June 30,
	2025	2024
Operating lease liabilities – current portion	$126,227	$58,919
Operating lease liabilities – non-current portion	147,587	23,763
Total	$273,814	$82,682

During the years ended June 30, 2025 and 2024, the Group incurred total operating lease expenses of $133,496, and $105,839 respectively.

Other lease information is as follows:

	As of year ended June 30,
	2025	2024
Weighted-average remaining lease term – operating leases	2.2 years	1.8 years
Weighted-average discount rate – operating leases	5.625%	5%

NOTE 7 — LEASES (cont.)

The following is a schedule of future minimum payments under operating leases as of June 30, 2025:

June 30, 2025
Year ending June 30, 2026	$138,266
Year ending June 30, 2027	122,545
Thereafter	30,636
Total undiscounted lease obligations	291,447
Less: imputed interest	(17,633)
Lease liabilities recognized in the consolidated balance sheet	$273,814

NOTE 8 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	As of year ended June 30,
	2025	2024
Accrued expenses	$27,706	$15,277
Provision for unutilised annual leave	21,448	17,303
Funds held for settlement (Note)	688,243	581,812
Others	26,370	57,076
Total	$763,767	$671,468

Note:	We hold certain funds for settlement to third-party service providers. These primarily represent audit fees payable to independent Hong Kong auditors for audit services performed for our clients. As part of our integrated business services, we coordinate these services to streamline processes for our clients, ensuring efficiency and continuity. The Group does not perform any audit work. These amounts are not recognized as revenue, as we do not control the audit services provided, nor do we apply a markup on these fees. No individual item exceeds 5% of total current liabilities as of the reporting date.

NOTE 9 — CONTRACT LIABILITIES

	As of June 30,
	2025	2024
Contract liabilities	$560,621	$485,319

Contract liabilities represented the upfront payments received upon acceptance of quotation by clients in relation to corporate secretarial services/accounting services/IP registration services. These payments are recognized as revenue when our performance obligation is satisfied. Our contract liabilities remained stable as at June 30, 2025 and 2024. The Group’s contract liabilities are generally recognized as revenue within one year. Revenue recognized during the year ended June 30, 2025 and 2024 at the beginning of such periods was $485,319 and $457,064 respectively.

NOTE 10 — SEGMENT INFORMATION

The Group follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating gain/(loss) and assets are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

Based on the management’s assessment, the Group determined that it operates in three segments (i) corporate secretarial services, (ii) accounting services, and (iii) IP registration services. Further, the Group’s single measure of segment revenue as shown in the table below.

The Group evaluates the performance of each operating segment based on several factors of which the primary financial measures are operating segment profit or loss, as shown in the table below.

The Group generates substantially all of its revenues from clients in Hong Kong and Singapore.

The table below sets out a breakdown of our revenue and significant expenses by service segments for the years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%

Corporate secretarial services	2,959,684	60.5	2,677,264	61.3	2,191,421	59.2
Accounting services	981,865	20.1	969,316	22.2	785,295	21.2
IP registration services	947,275	19.4	721,929	16.5	727,022	19.6
Total	4,888,824	100.0	4,368,509	100.0	3,703,738	100.0

The CODM regularly reviews net sales by segment and segment profit or loss. There are no significant expense categories or amounts regularly provided to the CODM and included in reported segment profit or loss. As such, no significant expense categories are disclosed in the table below. The CODM evaluates the performance of the Group’s segments based on “segment profit or loss,” which it defines as pre-tax income or loss before general corporate expense, interest (income) expense, net and certain separately disclosed unusual or infrequent items. “Segment profit or loss,” as defined by Group, may not be comparable to similarly titled measures used by other entities. This measure of performance should not be considered an alternative to net income or cash flows from operating activities as an indicator of Group’s performance or as a measure of liquidity.

Information for the Group’s revenue by geographical area for the years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Hong Kong	3,941,550	80.6	3,647,946	83.5	2,976,716	80.4
Singapore	947,274	19.4	720,563	16.5	727,022	19.6
Total	4,888,824	100.0	4,368,509	100.0	3,703,738	100.0

NOTE 11 — EQUITY

Ordinary shares

The Company was incorporated as a limited liability company on May 31, 2024, under the laws of the Cayman Islands. It is a holding company and does not actively engage in any business. According to its Amended and Restated Memorandum and Articles of Association, the Company is authorized to issue 5,000,000,000 ordinary shares with a par value of USD 0.00001 each.

On May 31, 2024, the date of its incorporation, 1 ordinary share was issued to Quality Corporate Services Ltd. This share was then transferred to Star Blessings Limited. On June 28, 2024, Acco Group Holdings Limited issued additional shares: 924 shares to Star Blessings Limited, 50 shares to Mr. Cheung Po LUI, and 25 shares to Mr. Po TSUI. As a result, the Company was owned by Star Blessings Limited (925 shares), Mr. Cheung Po LUI (50 shares), and Mr. Po TSUI (25 shares).

NOTE 11 — EQUITY (cont.)

On June 21, 2024, Starry Prospect Limited, a subsidiary of Acco Group Holdings Limited, acquired all the issued shares of Accolade Consultants Limited and Accolade Corporate Services Limited at the consideration of HKD6,531,673 (USD837,934) and HKD8,768,765 (USD1,124,201), respectively. On the same day, Starry Prospect Limited also acquired all the issued shares of Accolade IP (SG) Pte. Ltd at the consideration of S$121,954 (USD90,457). As a result, all three companies became indirect wholly-owned subsidiaries of Acco Group Holdings Limited.

On August 8, 2024, the shareholders of Acco Group Holdings Limited, including Star Blessings Limited, Mr. Cheung Po LUI, and Mr. Po TSUI, approved a share subdivision. This subdivision split each issued and unissued share with a par value of USD 1 into 100,000 shares with a par value of USD 0.00001. Following the subdivision, the authorized share capital of the Company became USD 50,000, divided into 5,000,000,000 Ordinary Shares. The Company then had 100,000,000 issued and outstanding shares, with 92,500,000 shares held by Star Blessings Limited, 5,000,000 shares by Mr. Cheung Po LUI, and 2,500,000 shares by Mr. Po TSUI.

On August 16, 2024, Star Blessings Limited transferred 4,900,000 shares to Forever Peak Holdings Limited and 4,500,000 shares to River Wise Holdings Limited. Following these transfers, the ownership structure of the Company was as follows: Star Blessings Limited held 83,100,000 shares, Mr. Cheung Po LUI held 5,000,000 shares, Forever Peak Holdings Limited held 4,900,000 shares, River Wise Holdings Limited held 4,500,000 shares, and Mr. Po TSUI held 2,500,000 shares.

On July 11, 2025, the Company’s shareholders approved a one (1) for eight (8) reverse share split of its issued and unissued shares (the “Reverse Share Split”). Following the Reverse Share Split, our then existing 5,000,000,000 ordinary shares issued and unissued with a par value of USD 0.00001 each were divided into a total of 625,000,000 Ordinary Shares issued and unissued with a par value of USD 0.00008 each. The then existing 100,000,000 ordinary shares issued and outstanding were divided into 12,500,000 Ordinary Shares issued and outstanding, of which 10,387,500, 625,000, 612,500, 562,500 and 312,500 Ordinary Shares are held by Star Blessings Limited, Mr. Cheung Po LUI, Forever Peak Holdings Limited, River Wise Holdings Limited and Mr. Po TSUI, respectively. On July 11, 2025, the Company adopted the second amended and restated memorandum and articles of association.

The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company has 625,000,000 authorized shares, par value of USD 0.00008, of which 12,500,000 were issued and outstanding as of June 30, 2025 and 2024.

The Company only has one single class of ordinary shares that are accounted for as permanent equity.

NOTE 12 — EMPLOYEE BENEFIT PLANS

HK SAR

The Group has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

Singapore

The Group provides employee benefits to its Singapore-based employees under the Central Provident Fund (CPF), a compulsory savings plan for Singapore residents. The subsidiary and its employees are required to make monthly contributions to the CPF at rates prescribed by Singapore law. Contribution rates vary depending on the employee’s age and wages, with both employer and employee contributions calculated as a percentage of the employee’s monthly wages.

NOTE 13 — PROVISION FOR INCOME TAXES

Cayman Islands and British Virgin Islands

Acco Group Holdings Limited is incorporated in Cayman Islands and Starry Prospect Limited is incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current Cayman Islands law and British Virgin Islands law, respectively. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

Singapore

Our subsidiary incorporated in Singapore is subject to the Singapore corporate income tax at a rate of 17%. Singapore operates a one-tier corporate tax system, meaning that tax paid by the Subsidiary on its chargeable income is final, and dividends paid to shareholders are exempt from further taxation.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million. The following tables provide the reconciliation of the difference between the statutory and effective tax expenses following as of June 30, 2025, 2024 and 2023.

(a) Significant components of the provision for income taxes are as follows

	For the year ended June 30,
	2025	2024	2023
Income tax expenses	$131,232	$127,319	$52,730
Deferred income benefit	(734)	(87)	(2,385)
Total	$130,498	$127,232	$50,345

NOTE 13 — PROVISION FOR INCOME TAXES (cont.)

(b) The following table provides the reconciliation of the differences between statutory and effective tax expenses for the year for the years ended June 30, 2025, 2024 and 2023.

	For the year ended June 30,
	2025	2024	2023
Income before tax expenses	$1,152,223	$1,120,062	$692,199
Income taxes computed at Hong Kong Profits Tax rate	156,048	184,810	114,213
Rate differences in various jurisdictions	35,101	322	272
Tax allowance at the statutory tax rates	(13,531)	(7,815)	(7,792)
Tax effect on non-assessable income	(6,630)	(8,222)	(13,341)
Tax effect of two-tier tax rate	(42,308)	(42,308)	(42,308)
Others	1,818	445	(699)
Income taxes	$130,498	$127,232	$50,345

(c) Deferred tax

Significant components of the deferred tax assets are presented below

	As of year ended June 30,
	2025	2024
Deferred tax assets:
– Provision for credit losses	$(873)	$480
– Plant and equipment	568	611
– Right-of-use asset and lease liabilities	3,043	212
Total	$2,738	$1,303

NOTE 14 — CONCENTRATIONS OF RISK

Customers Concentrations

No customer accounted for more than 10% of the Company’s revenue for the year ended June 30, 2025, 2024 and 2023.

Accounts receivables due from one major customer as of June 30, 2025, 2024 and 2023.

	June 30, 2025		June 30, 2024
Customers	Amount $	%	Amount $	%
A	157,843	51.80%	148,439	55.3%

Accounts receivable from the Company’s major customer accounted for 51.8% and 55.3% of total accounts receivable balances as of June 30, 2025 and 2024, respectively.

NOTE 14 — CONCENTRATIONS OF RISK (cont.)

Suppliers Concentrations

Major suppliers representing more than 10% of the Company’s costs of revenue.

	For the year ended
	June 30, 2025		June 30, 2024		June 30, 2023
Suppliers	Amount $	%	Amount $	%	Amount $	%
A	690,842	25.1%	609,934	36.1%	294,557	20.3%
B	522,897	19.0%	450,125	26.7%	559,341	38.5%
C (Related Party)	287,182	10.4%	188,859	11.2%	165,902	11.4%
Total	1,500,921	54.5%	1,248,918	74.0%	1,019,800	70.2%

Major suppliers of the Company’s accounts payables

	June 30, 2025		June 30, 2024
Suppliers	Amount $	%	Amount $	%
A	—	—	—	—
B	21,550	56.7%	1,213	3.3%
C (Related Party)	—	—	—	—
Total	21,550	56.7%	1,213	3.3%

Accounts payables from the Company’s major suppliers accounted for 56.7% and 3.3% of total accounts payables balances as of June 30, 2025 and 2024, respectively.

NOTE 15 — RISKS

A.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates line of credit and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As the Group has no interest-bearing borrowings, a 1% increase or decrease in interest rates would have no material impact on the Group’s post-tax loss for the year ended June 30, 2025, 2024 and 2023.

NOTE 15 — RISKS (cont.)

B.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The reporting currency of the Company is U.S. Dollar. To date the majority of the revenues and costs are denominated in HK$ and S$ and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations. and the Company has not maintained any hedging policy against foreign currency risk. As HK$ is currently pegged to US$, the Group’s exposure to foreign exchange fluctuations is minimal.

Moreover, the Company’s monetary assets and liabilities are mainly denominated in HK$ and S$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of HK$ and S$ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

C.	Economic and political risks

The Company’s operations are mainly conducted in HK SAR and Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HK SAR and Singapore.

The Company’s operations in HK SAR and Singapore are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR and Singapore, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

D.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 16 — RELATED PARTY TRANSACTIONS

(a)	Name of Relationship of Related Parties

Accoplus Limited	Entities partially controlled by Mr. Cheung Po, LUI

Accolade IP Limited	Related by common directors, Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI (Appointed on January 24, 2025)

Winxam Consultancy Pte Limited	Related by a spouse of common director, Mr. Geeng Yi, HOE

(b)	Summary of Balances with Related Parties

The summary of balances with related parties as the following:

Account receivables due from a related party

		As of June 30,
	Note	2025	2024
Accoplus Limited	1	$11,265	$22,928

NOTE 16 — RELATED PARTY TRANSACTIONS (cont.)

Account payables to related parties

		As of June 30,
	Note	2025	2024
Accoplus Limited	2	$—	$15,474
Winxam Consultancy Pte Limited	2	—	1,748
		—	17,222

Amount due from a related party

		As of June 30,
	Note	2025	2024
Accolade IP Limited	3	$—	$32,613

Amounts due to related parties

		As of June 30,
	Note	2025	2024
Accolade IP Limited	4	$8,891	$175,933

Amount due from a director

		As of June 30,
	Note	2025	2024
Mr. Cheung Po, LUI	5	$-	$103,005

Amount due (to)/from a beneficial owner

		As of June 30,
	Note	2025	2024
Mr. Yuen Yuk, HAU	6	$(7,485)	$41,134

Note:

(1)	Account receivables from a related company represented accounting and corporate secretarial services fee due to the Company.

(2)	Account payables to related companies represented IP registration services fee, marketing fee and administrative fee due from the Company.

(3)	The balance mainly represented collecting payments from debtors on behalf of the Company, advances to a related party and administrative expenses paid by the Company. Amount due from a related party is non-trade, unsecured, non-interest bearing and repayable on demand.

(4)	Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

(5)	Collecting payments from debtors on behalf of the Company by a director. Amount due from a director is trade nature, unsecured, non-interest bearing and repayable on demand.

(6)	The balance mainly represented advanced to/from a beneficial owner. Amount due to/from a beneficial owner is non-trade, unsecured, non-interest bearing and repayable on demand.

NOTE 16 — RELATED PARTY TRANSACTIONS (cont.)

(c)	Summary of Related Party Transactions:

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

A summary of trade transactions with related parties for years ended June 30, 2025, 2024 and 2023 are listed below:

	For the years ended June 30,
Accounting services fee income from a related party:	2025	2024	2023
Accoplus Limited	$83	$—	$551

	For the years ended June 30,
Corporate secretarial services income from a related party:	2025	2024	2023
Accoplus Limited	$36,559	$56,856	$37,742

	For the years ended June 30,
IP registration services fee to related parties:	2025	2024	2023
Accolade IP Limited	$289,142	$188,859	$165,901
Winxam Consultancy Pte Limited	4,343	27,870	36,590
	293,485	216,729	202,491

	For the years ended June 30,
Marketing expenses to related parties:	2025	2024	2023
Accolade IP Limited	$76,636	$166,468	$118,247
Accoplus Limited	20,288	35,058	26,667
	96,924	201,526	144,914

	For the years ended June 30,
Professional fee to a related party:	2025	2024	2023
Winxam Consultancy Pte Ltd	$5,959	$445	$1,767

		For the years ended June 30,
Related party balances offset by unpaid dividends payable:	Note	2025	2024	2023

Mr. Yuen Yuk, HAU	1	$—	$1,028,475	$—
Accolade IP Limited	1	—	1,152,998	332,692
		—	2,181,473	332,692

Note:

(1)	For the years ended June 30, 2025, 2024 and 2023, the Company’s subsidiaries declared dividend of approximately Nil, US$1,959,678 and US$641,026 respectively. These dividends declared are partially settled in cash, amounting to Nil, US$34,615 and US$51,924 for the years ended June 30, 2025, 2024 and 2023, respectively. For the year ended June 30, 2024 and 2024, the remaining amount of the declared dividends are used to offset against the amount due from Mr. Yuen Yuk, HAU and Accolade IP Limited.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2025 and through the issuance date of these consolidated financial statements for the year ended June 30, 2025.

NOTE 18 — SUBSEQUENT EVENTS

The Company has assessed all events from June 30, 2025, through November 17, 2025 which is the date that these audited consolidated financial statements are available to be issued. On October 20, 2025, the Company completed its initial public offering of 1,400,000 ordinary shares at a public offering price of $4.00 per share, for aggregate gross proceeds of approximately $5.6 million, prior to deducting underwriting discounts and other offering expenses. In addition, the Company granted the underwriters a 45-day Over-Allotment Option to purchase up to an additional 210,000 ordinary shares at the initial public offering price, less underwriting discounts. The shares began trading on the Nasdaq Capital Market on October 17, 2024, under the symbol “ACCL.”