Form 20-F
period 2026-06-30
Acco Group Holdings Ltd
filed 2026-10-21
CIK 2038378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

Cheung Po, LUI

+852 3521 2888

paul.lui@accoladegroup.com.hk

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central, Hong Kong
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.00008 per share	ACCL	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,949,900 Ordinary Shares, par value of $0.00008, consisting of 11,949,900 Class A Ordinary Shares, and 2,000,000 Class B Ordinary Shares issued and outstanding as of June 30, 2026.

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

☐ Yes ☒ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Amended and Restated Memorandum and Articles of Association” refers to the third amended and restated memorandum of association and the articles of association of Acco (as defined below) adopted on January 13, 2026;

●	“Acco,” “we,” “us,” “our,” or “the Company” are to ACCO GROUP HOLDINGS LIMITED, an exempted company incorporated in the Cayman Islands with limited liability on May 31, 2024, and does not include its subsidiaries, ACL (as defined below), ACSL (as defined below), and ASG (as defined below). Where appropriate, we shall refer to the subsidiaries by their legal names, collectively as “our subsidiaries”, or “Operating Subsidiaries” (as defined below) when we refer to our operating entities, as the case may be;

●	“Acco Group” or “the Group” are to Acco and its subsidiaries;

●	“ACL” refers to Accolade Consultants Limited, a company with limited liability incorporated under the laws of Hong Kong on August 2, 2010;

●	“ACSL” refers to Accolade Corporate Services Limited, a company with limited liability incorporated under the laws of Hong Kong on December 4, 2009;

●	“ASG” refers to Accolade IP (SG) PTE. LTD., a private company limited by shares incorporated under the laws of Singapore on January 26, 2018;

●	“BVI” refers to the British Virgin Islands;

●	“Class A Ordinary Shares” refers to the Class A Ordinary Shares of Acco, par value of US$0.00008 per share;

●	“Class B Ordinary Shares” refers to the Class B Ordinary Shares of Acco, par value of US$0.00008 per share;

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Controlling Shareholder” refers to Star Blessings Limited, a company incorporated under the laws of the British Virgin Islands on May 28, 2024;

●	“Starry Prospect” refers to Starry Prospect Limited, a company incorporated under the laws of the British Virgin Islands on June 11, 2024, a business company directly and wholly owned by Acco Group Holdings Limited;

●	“Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares of Acco (as defined above), par value of US$0.00008 per share;

●	“HKD,” “Hong Kong dollar(s),” or “HK$” refer to the legal currency of Hong Kong;

●	“Hong Kong” or “HKSAR” refers to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;

●	“Operating Subsidiaries” refers to ACSL, ACL and ASG, the indirectly wholly-owned subsidiaries of Acco, through Starry Prospect, unless otherwise specified;

●	“PRC” refers to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;

●	“PRC government” or “Chinse government” are to the government and governmental authorities of Mainland China for the purposes of this annual report only;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of Singapore.

●	“US$”, “$”, or “U.S. dollar(s)” refer to the legal currency of the United States;

●	“U.S.”, or “United States” refers to the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

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

	June 30,
	2026		2025		2024
	Year-end	Year-average	Year-end	Year-average	Year-end	Year-average
U.S. dollars: Hong Kong dollars	7.8000	7.8000	7.8000	7.8000	7.8000	7.8000
U.S. dollars: Singapore Dollars	1.2944	1.2838	1.2725	1.3254	1.3559	1.3482

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

If we fail to address any or all of these risks and challenges, the business of our Operating Subsidiaries may be materially and adversely affected. As the business develops and as we respond to competition, our Operating Subsidiaries may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. There is no assurance that we will sustain profitability or positive cash flow from our existing operations or from any expanded or new operations, nor that we will be able to expand operations beyond our current level. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations.

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

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of our Class A Ordinary Shares.

Prior to the initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. In connection with the audits of our consolidated financial statements for the years ended June 30, 2026, 2025, and 2024, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Risks Relating to Jurisdictions Where We Operate

Substantial part of our operations is in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to the PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of the PRC laws and regulations may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

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

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiaries in Hong Kong. The PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to the outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

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

Furthermore, based on laws and regulations currently in effect in the PRC as of the date of this annual report, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S since neither we nor our subsidiaries are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong and Singapore, all of our revenues and profits are generated by our Operating Subsidiaries in Hong Kong and Singapore, none of our business activities are conducted in Mainland China, and we have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (v) pursuant to the Basic Law of Hong Kong, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

However, given the current PRC regulatory environment, it is uncertain whether we or our subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. Given the uncertainties arising from the legal system in Mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiaries and the listing of our Class A Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we and our subsidiaries were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we and our subsidiaries are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we and our subsidiaries may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and the operation of Operating Subsidiary and the listing of our Class A Ordinary Shares become subject to the CAC or CSRC review, we cannot assure you that we or our Operating Subsidiaries will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost of providing the service offerings of our Operating Subsidiaries, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Our financial condition, results of operations, the value of our Class A Ordinary Shares and/or our ability to continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to us and our subsidiaries.

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

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to continuously list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

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

Based on certain recent development including the Hong Kong National Security Law that was passed in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump issued an executive order and signed into law the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, Mainland China, and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

Because our business is conducted in Hong Kong dollars and Singapore dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Since the business of our Operating Subsidiaries is conducted in Hong Kong and Singapore, our books and records are maintained in Hong Kong dollars and Singapore dollars, which is the currency of Hong Kong and Singapore, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar, Singapore dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar and Singapore dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong and Singapore’s political and economic conditions and perceived changes in the economy of Hong Kong, Singapore and the United States. Any significant revaluation of the Hong Kong dollar and Singapore dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Class A Ordinary Shares offered by this annual report are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar and Singapore dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar, Singapore dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

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

Furthermore, the outbreak of conflicts in Iran and Middle East has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. The military actions in the Middle East and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to the Middle East or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions caused by the conflicts in the middle east may magnify the impact of other risks described in this section. We are currently actively monitoring the situation in Iran, however, we cannot predict the progress or outcome of the situation in Iran, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

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

Risks Relating to Our Corporate Structure

The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with our Controlling Shareholder, Star Blessings Limited, which holds in the aggregate 96.8% of the voting power of our voting shares, preventing you and other shareholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

We have a dual class ordinary share structure. Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share, and holders of our Class B Ordinary Shares are entitled to fifty (50) votes per share. The Company’s Class A Ordinary Shares and Class B Ordinary Shares do not possess any conversion rights into any other class of shares. Specifically, Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances, and Class B Ordinary Shares are similarly not convertible into Class A Ordinary Shares.

The Class B Ordinary Shares outstanding are all ultimately and beneficially owned by Mr. Yuen Yuk, HAU (our Chairman, Director and Chief Financial Officer) through Star Blessings Limited (our Controlling Shareholder), which are representing approximately 89.3% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting rights associated with our dual-class share structure. In addition, as of the date of this annual report, Star Blessings Limited also beneficially owns 8,387,500 Class A Ordinary Shares, in addition to 2,000,000 Class B Ordinary Shares, the Class A and Class B Ordinary Shares owned by Star Blessings Limited representing approximately 96.8% of the aggregate voting power of our total issued and outstanding share capital. As a result of our dual-class share structure and the concentration of ownership, Mr. Hau, through Star Blessings Limited, has considerable influence over matters such as mergers and consolidations, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may adversely affect the trading price of our Class A Ordinary Shares.

For so long as Star Blessings Limited owns a controlling or significant voting interest in our Ordinary Shares, it generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;

●	determinations with respect to our business direction and policies, including the appointment and removal of directors;

●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

●	our financing and dividend policy;

●	determinations with respect to our tax returns; and

●	compensation and benefits programs and other human resources policy decisions.

Even if Star Blessings Limited were to dispose of certain of its shares of our Ordinary Shares such that it would control less than a majority of the voting power of our outstanding Ordinary Shares, it may be able to influence the outcome of corporate actions so long as it retains Class B Ordinary Shares. During the period of Star Blessings Limited’s controlling or significant ownership of our Ordinary Shares, investors may not be able to affect the outcome of such corporate actions.

Our Controlling Shareholder, Star Blessings Limited, may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale or other liquidity event and might ultimately affect the market price of our Class A Ordinary Shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our Class A Ordinary Shares. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

As a “controlled company” under the rules of the Nasdaq Stock Market LLC, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

As of the date of this annual report, Star Blessings Limited, our Controlling Shareholder, own the majority of the voting power of our outstanding Ordinary Shares. Mr. Yuen Yuk, HAU (our Chairman, Director and Chief Financial Officer) owns 100% of the equity interest of Star Blessings Limited. Mr. Hau may be deemed the beneficial owner of all Ordinary Shares held by Star Blessings Limited. Under the Rule 4350(c) of the Nasdaq Stock Market LLC, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the rules of the Nasdaq Stock Market LLC, and the requirement that our compensation and nominating committees consist entirely of independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

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

Currently, the PRC law and regulations and foreign currency control in Mainland China do not currently have any material impact on the transfer of cash between Acco and its Operating Subsidiaries, or vice versa. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Risks Related to our Class A Ordinary Shares

Our Class A Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect or investigate completely the Company’s auditor for two consecutive years.

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

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The trading prices of our Class A Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S.–listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	changes in the economic performance or market valuations of other corporate secretarial service providers;

●	changes in the political, social and economic conditions in Mainland China and Hong Kong;

●	actual or anticipated fluctuations in our financial results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, other beneficial owners, professional parties we partner with, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, or directors;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with several recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

If securities or industry analysts do not publish research or reports about us or the business of our subsidiaries, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or the business of our subsidiaries. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Future sales and issuances of our Class A Ordinary Shares or other securities might result in significant dilution to our existing shareholders and could cause the price of our Class A Ordinary Shares to decline.

We may issue additional equity or equity-linked securities for capital raising, acquisitions or equity incentive plans, possibly at prices below the market price of our Class A Ordinary Shares, which would dilute our existing shareholders.

In addition, sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that such sales may occur, could cause the market price of our Class A Ordinary Shares to decline significantly and impair our ability to raise capital on favorable terms.

Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders.

Future issuances of our Class B Ordinary Shares, which can be approved by our Board of Directors, could result in dilution to existing holders of our Class A Ordinary Shares. Such issuances, or the perception that such issuances may occur, could depress the market price of the Class A Ordinary Shares.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We are listed on the Nasdaq Capital Market. We cannot assure you that we will be able to continue to meet those initial listing requirements at that time. We cannot assure you that our Class A Ordinary Shares will continue to be listed on the Nasdaq Capital Market.

In addition, in order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Class A Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our Class A Ordinary Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Class A Ordinary Shares;

●	reduced liquidity with respect to our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares is a “penny stock” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

Nasdaq has proposed new listing rules that, if adopted, could result in the suspension of trading and delisting of our securities if we fail to maintain a minimum market value of listed securities.

On January 13, 2026, Nasdaq submitted to the SEC proposed rule changes that would require companies listed on the Nasdaq Global Market and Nasdaq Capital Market to maintain a minimum market value of listed securities of at least $5 million for 30 consecutive trading days (the “MVLS continued listing requirement”). On July 22, 2026, the SEC issued an order approving Nasdaq’s new rules. On September 11, 2026, the SEC formally granted petitions for a full review of Nasdaq’s proposed MVLS continued listing requirement.

The proposal would permit the suspension of trading and immediate delisting of securities of companies that fail to meet this requirement, without providing a cure or compliance period, and would modify the procedures and discretion applicable to hearings before a Nasdaq Hearings Panel. If we are unable to maintain the required minimum market value of our listed securities, our securities could be suspended from trading and delisted from Nasdaq, which could adversely affect the liquidity and market price of our securities and our ability to raise capital.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualified as a foreign private issuer under the federal securities laws, we were exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) certain insider reporting requirements and the short-swing profit recovery provisions of Section 16(b), and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

However, effective March 18, 2026, our directors and officers became subject to Section 16(a) beneficial ownership reporting obligations and must file applicable reports with the SEC. Any director or officer who becomes a more-than-5% beneficial owner also has reporting obligations under Section 13(d) of the Exchange Act and related rules. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year.

Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to furnish interim financial statements on Form 6-K, and even though we are required to furnish reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to the laws of the Cayman Islands or distribute to our shareholders and that is material to our company, you may not have the same protections afforded to shareholders of companies that are U.S. domestic issuers.

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

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our outstanding voting securities become directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

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

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

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

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

If we are classified as a passive foreign investment company, U.S. taxpayers who own Class A Ordinary Shares may have adverse U.S. federal income tax consequences.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. With the amount of cash we raised in our past offerings, together with any other assets held for the production of passive income, it is possible that, for any subsequent year, more than 50% of our assets may be assets which produce passive income. It is believed we are not a PFIC for the taxable year ending June 30, 2026. We will continue to make this determination following the end of any particular tax year.

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

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our Class A Ordinary Shares as well as the application of the PFIC rules.

Item 4. Information on the Company

4.A. History and Development of the Company

Acco Group Holdings Limited is a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, Acco conducts all of its operations through its indirect wholly-owned Operating Subsidiaries, namely Accolade Corporate Services Limited and Accolade Consultants Limited in Hong Kong and Accolade IP (SG) Pte. Ltd. in Singapore. Accolade Corporate Services Limited (“ACSL”) was incorporated under the laws of Hong Kong on December 4, 2009. Accolade Consultants Limited (“ACL”) was incorporated under the laws of Hong Kong on August 2, 2010. Both ACSL and ACL are limited liability companies that provide corporate secretarial services and accounting and financial reporting services, respectively. Accolade IP (SG) Pte. Ltd. (“ASG”) was incorporated under the laws of Singapore on January 26, 2018, and is primarily engaged in the provision of intellectual property (“IP”) registration services and corporate secretarial services. ACSL, ACL, and ASG are collectively referred to as our Operating Subsidiaries, and are indirectly wholly owned by Acco through its wholly owned subsidiary, Starry Prospect Limited, a company incorporated in the British Virgin Islands on June 11, 2024.

All of our operations are conducted by our Operating Subsidiaries in Hong Kong and Singapore. We and our subsidiaries do not have any operation, maintain any office, personnel, or physical presence in Mainland China, nor do we currently have, or intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China.

As a holding company, Acco Group Holdings Limited relies on dividends or other distributions paid by its Operating Subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur, and to pay our operating expenses. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own or by laws and regulations applicable to them. See “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.”

Corporate History

Acco Group Holdings Limited (“Acco”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on May 31, 2024. It is a holding company and does not engage in any substantive business operations of its own. Under its Third Amended and Restated Memorandum and Articles of Association, adopted on January 13, 2026, the authorized share capital is US$400,000 divided into 5,000,000,000 Ordinary Shares of par value US$ 0.00008 each, comprising of (i) 4,500,000,000 Class A Ordinary Shares of nominal or par value of US$0.00008 each, and (ii) 500,000,000 Class B Ordinary Shares of nominal or par value US$0.00008 each.

As of the date of this annual report, 11,949,900 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares are issued and outstanding.

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

On August 16, 2024, Star Blessings Limited entered into Sale and Purchase Agreements with Forever Peak Holdings Limited and River Wise Holdings Limited, respectively. Pursuant to the Sale and Purchase Agreements, Star Blessings Limited is to sell, and Forever Peak Holdings Limited and River Wise Holdings Limited are to acquire, 4.9% and 4.5% equity interests in Acco Group Holdings Limited held by Star Blessings Limited at the consideration of US$108,974 and US$100,000, respectively. On the same date, Star Blessings Limited executed the instrument of transfers whereby Star Blessings Limited transferred 4,900,000 and 4,500,000 ordinary shares, out of its 92,500,000 ordinary shares, to Forever Peak Holdings Limited and River Wise Holdings Limited, respectively.

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

Completion of the Initial Public Offering

On October 20, 2025, the Company closed its initial public offering of 1,400,000 of the Company’s ordinary shares on the Nasdaq Capital Market. Under the terms of the Underwriting Agreement, the Company sold a total of 1,400,000 ordinary shares at an offering price of US$4.00 per ordinary share for gross proceeds of US$5.6 million. A final prospectus relating to the initial public offering was filed with the SEC on October 17, 2025. The Company’s ordinary shares began trading on October 17, 2025 on the Nasdaq Capital Market under the ticker symbol “ACCL.” On November 14, 2025, the underwriters exercised their overallotment option, resulting in the issuance of an additional 49,900 ordinary shares, contributing $199,600 in additional gross proceeds.

Increase of Authorized Share Capital and the Reclassification and Redesignation of Class A and Class B Ordinary Shares

On January 12, 2026, the Company held its 2026 Extraordinary General Meeting (the “2026 Meeting”). At the Meeting, among other resolutions approved, the shareholders of the Company adopted the following resolutions:

(i)	the increase of the Company’s authorized share capital from US$50,000 divided into 625,000,000 ordinary shares with a par value of US$0.00008 each, to US$400,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00008 each, by the creation of an additional 4,375,000,000 ordinary shares;

(ii)	the establishment the dual-class share capital structure, by: (a) re-designating and re-classifying 4,500,000,000 authorized ordinary shares (comprising of 13,949,900 issued and outstanding ordinary shares and 4,486,050,100 unissued ordinary shares) into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share, and (b) re-designating and re-classifying 500,000,000 authorized and unissued ordinary shares into Class B Ordinary Shares on a one-for-one basis, each Class B ordinary share entitling the holder to fifty (50) votes;

(iii)	the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company; and

(iv)	the repurchase of 2,000,000 Class A Ordinary Shares held by Star Blessings Limited, funded entirely by a fresh issuance of an aggregate of 2,000,000 Class B Ordinary Shares to Star Blessings Limited, credited as fully paid, and the allotment of Class B Ordinary Shares such that Star Blessings Limited’s shareholding in the Company consists of 8,387,500 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares.

On January 13, 2026, the Company filed the Third Amended and Restated Memorandum and Articles of Association with the Companies Register of the Cayman Islands. The change from Ordinary Shares to Class A Ordinary Shares reflected with the Nasdaq Capital Market and in the marketplace at the open of business on January 22, 2026, whereupon the Class A Ordinary Shares began trading.

As of the date of annual report, 13,949,900 Ordinary Shares, consisting of 11,949,900 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, were issued and outstanding. Our Controlling Shareholder, Star Blessings Limited, currently both directly and indirectly owns 70.2% of our Class A Ordinary Shares and 100% of Class B Ordinary Shares, which represent 96.8% of the total voting power of our outstanding Shares. See “Risk Factors — Risks Related to Our Class A Ordinary Shares — Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.”

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

Accolade IP (SG) Pte. Ltd. (“ASG”) was incorporated under the laws of Singapore on January 26, 2018. ASG is a private company limited by shares and is primarily engaged in the provision of intellectual property (“IP”) registration and consultancy services, including trademark and patent applications, renewals, and related IP portfolio management. With the Corporate Service Provider license granted by Accounting and Corporate Regulatory Authority of Singapore on September 8, 2026, ASG also commenced corporate secretarial, entity management, and governance advisory services to local, regional, and multinational clients in Singapore.ASG is an indirectly wholly owned subsidiary of Acco through Starry Prospect Limited.

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

Since the commencement of our business in 2009, we have been an active player in the corporate service market, serving clients from a wide spectrum of industry sectors. As of June 30, 2026, our Operating Subsidiaries have around 3,855 and 318 active client engagements in Hong Kong and Singapore, respectively.

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

Attributable mainly to the increase of corporate secretarial services and accounting services, our revenue increase from approximately US$4.9 million for the year ended June 30, 2025 to approximately US$5.2 million for the year ended June 30, 2026; while our profit before tax decreased from approximately US$1.2 million to approximately US$0.3 million in the corresponding periods.

The table below sets out a breakdown of our revenue by business segments for the years ended June 30, 2026, 2025 and 2024:

	For the years ended June 30,
	2026		2025		2024
	US$	%	US$	%	US$	%
Corporate secretarial services	3,173,458	61.4	2,959,684	60.5	2,677,264	61.3
Accounting services	1,252,223	24.2	981,865	20.1	969,316	22.2
IP registration services	746,832	14.4	947,275	19.4	721,929	16.5
Total	5,172,513	100.0	4,888,824	100.0	4,368,509	100.0

Competitive Strengths

We believe that the following strengths enable us and our Operating Subsidiaries to capture opportunities in the corporate service industry and differentiate us from the competitors:

Client-centric, technology-based approach: We prioritize our clients’ needs, offering customized services and maintaining strong relationships to ensure their long-term success. The client-centric approach of our subsidiaries involves understanding each client’s unique requirements and providing personalized services. Unlike many market players who still rely heavily on manual work, our Operating Subsidiaries deploy a variety of technologies extensively in customer service, ensuring a seamless and efficient experience for our clients. For instance, with the support of external IT vendor, our Operating Subsidiaries are equipped with the online application, powered by generative artificial intelligence (“AI”), through which we offer round-the-clock customer service and prompt response to service inquiries on different social media platforms such as LINE and WhatsApp. Further, our Operating Subsidiaries have automated most of the key processes in our corporate secretarial services, which help serve timely notifications for changes or renewals to clients and generate e-forms and e-documents with minimal labor input. In addition, we and our Operating Subsidiaries have subscribed to a wide range of database worldwide, which provides our Operating Subsidiaries with instant access to critical information to perform thorough client diligence and conduct global IP searches. These resources enhance the ability of our Operating Subsidiaries to offer informed advice and expedite processes such as company formation, compliance checks and IP-related inquiries. For the years ended June 30, 2026, 2025 and 2024, our Operating Subsidiaries achieved a client retention rate of over 80% on average across our different service segments. This high retention rate illustrates our ability to foster a strong sense of loyalty among our clients. It is also a testament to the consistent quality and reliability of the services of our Operating Subsidiaries, as well as our commitment to understanding and addressing our clients’ needs.

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

Company’s Singapore subsidiary, ASG also expanded into the regional corporate service sector, following the official receipt of the Corporate Service Provider (“CSP”) license from Accounting and Corporate Regulatory Authority of Singapore on September 8, 2026. With an expanded and operational CSP services team in Singapore consisting of seasoned local CSP professionals, ASG is positioned to deliver comprehensive corporate secretarial, regulatory compliance, entity management, and governance advisory services to local, regional, and multinational clients.

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

The table below summarizes the core components of the service module of our Operating Subsidiaries, supported by various third-party licensed technologies:

Component	Features	Benefits
Zoho CRM	Manages pre-sale client interactions and post-sale docketing.	Streamlined client management and improved client relationships.

SalesIQ	Integrated with LINE and WhatsApp, powered by Chat GPT-4.	Instant and efficient customer service via popular social platforms.

Zoho Social	Monitors feedback on Facebook, LinkedIn, and Instagram.	Proactive engagement and timely response to client feedback.

Zoho Campaign	Manages and executes targeted marketing campaigns.	Enhanced effectiveness of marketing efforts.

Zoho Sign	Facilitates secure digital signatures.	Quick and secure document signing by clients.

Component	Features	Benefits
Zoho Meeting	Enables seamless virtual meetings.	Effective and convenient remote communication with clients.

Zoho Workdrive	Provides cloud storage and collaboration tools.	Improved collaboration and easy access to important documents.

Zoho Finance	Facilitates online payments and manages financial transactions.	Simplified and convenient payment processing.

Security Port	Ensures robust data security and protection.	Assurance with comprehensive cybersecurity measures.

Zoho Access	Manages user access and permissions.	Controlled and secure access to client information.

Our Services

The table below sets out a breakdown of our revenue by service segments for the years ended June 30, 2026, 2025 and 2024:

	For the years ended June 30,
	2026		2025		2024
	US$	%	US$	%	US$	%
Corporate secretarial services	3,173,458	61.4	2,959,684	60.5	2,677,264	61.3
Accounting services	1,252,223	24.2	981,865	20.1	969,316	22.2
IP registration services	746,832	14.4	947,275	19.4	721,929	16.5
Total	5,172,513	100.0	4,888,824	100.0	4,368,509	100.0

The table below sets out a breakdown of existing active client by our geographical presence for the year ended June 30, 2026:

Hong Kong	3,855
Singapore	318
Total	4,173

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

Our Clients

Our clientele ranges from individual clients, small and medium-sized enterprises to multinational corporations. In addition, we are often engaged by consulting companies to assist them in liaising with and advising their clients on accounting matters. We recorded revenue of 16.3%, 15.9% and 15.9% from our top five clients for the years ended June 30, 2026, 2025 and 2024, respectively. For the years ended June 30, 2026, 2025 and 2024, none of our clients individually generated over 10% of our total revenue for the corresponding years.

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

For the year ended June 30, 2024, there was 3 suppliers which accounted for over 10% of the cost of revenues for the year, including the Hong Kong government, accounting for 36.1% of our cost of revenues, Vistra Licence Holdings (BVI) Ltd for 26.7% of our cost of revenues and Accolade IP Limited, accounting for 11.2% of our cost of revenues. For the year ended June 30, 2025, there was 3 suppliers which accounted for over 10% of the cost of revenues for the year, including the Hong Kong government, accounting for 33.5% of our cost of revenues, Vistra Licence Holdings (BVI) Ltd, accounting for 25.4% of our cost of revenues and Accolade IP Limited, accounting for 13.9% of our cost of revenues. For the year ended June 30, 2026, there was 2 suppliers which accounted for over 10% of the cost of revenues for the period, including the Hong Kong government, accounting for 26.1% of our cost of revenues and Vistra License Holdings (BVI) Ltd, accounting for 16.5% of our cost of revenues.

Licenses and Permits

In 2026, ASG obtain the Corporate Service Provide license from Accounting and Corporate Regulatory Authority of Singapore. We and our Operating Subsidiaries have obtained all material licenses, certificates, and approvals required for carrying on our business activities in Hong Kong and Singapore for the years ended June 30, 2026, 2025 and 2024, and up to the date of this report.

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

Properties

We and our Operating Subsidiaries do not own any real property. The following table sets out the details of the leases:

Location	Term of Lease	Usage	Lessee
Unit 2406, 24/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong	October 14, 2024 to October 13, 2027	Office	ACSL

10 Anson Road #35-03A International Plaza Singapore 079903, Singapore	May 1, 2026 to April 30, 2027	Office	ASG

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

Regulations for Corporate Service Providers

The Corporate Service Providers Act 2025 (the “CSP Act”) and the Corporate Service Providers Regulations 2025 (“CSP Regulations”) which came effect on June 9, 2025 provide that business entities carrying on the business of providing corporate services in and from Singapore need to register with ACRA as registered Corporate Service Providers (“CSPs”).

The term “corporate services’ means any of the following services: (a) forming corporations or other legal entities for clients; (b) acting as, or arranging for others to act as: (i) company directors or secretaries; (ii) partners in partnerships; or (iii) similar roles in other legal entities; (c) providing a registered office, business address, correspondence or administrative address or other related services for a corporation, partnership or other legal person; (d) acting as, or arranging for others to act as nominee shareholders (except for listed companies on approved exchanges under the Securities and Futures Act 2001); (e) providing designated accounting services; (f) filing ACRA transactions on behalf of: (i) other persons, or (ii) companies where they serve as company secretary.

The CSP Act and CSP Regulations supersede the Registered Filing Agents (“RFA”) regime under the Accounting and Corporate Regulatory Authority Act 2004 and the Accounting and Corporate Regulatory Authority (Filing Agents and Qualified Individuals) Regulations. However, ACRA has provided a transition period for existing RFAs up to the expiration of its existing RFA registration. For existing RFAs, there is no need to apply to be a registered CSP. All RFAs will automatically be treated as a registered CSP, and the registration will retain the same validity period as the existing RFA registration. Once the transited RFA registration expires, the service provider must ensure that it meets the new requirements under the CSP Act before submitting its application for renewal as a registered CSP.

Other than the existing anti-money laundering and countering the financing of terrorism obligations under the CDSA and TSOFA, all registered CSPs are also required to comply with measures relating to the prevention of money laundering, proliferation financing and terrorism financing under the CSP Act and CSP Regulations (together the “AML/CFT/PF obligations”). A registered CSP who breaches the AML/CFT/PF obligations is guilty of an offence and shall be liable on conviction to a fine not exceeding S$100,000 for each breach. An officer or individual involved in the management of a registered CSP who fails to ensure that the registered CSP complies with its AML/CFT/PF obligations is also guilty of an offence and liable on conviction to a fine not exceeding S$100,000 for each breach.

In general, if a CSP has contravened or failed to comply with any requirement under the CSP Act or the CSP Regulations (the contravention of or non-compliance with which is not an offence under the CSP Act), ACRA may: (a) cancel or suspend the CSP’s registration; (b) restrict the CSP’s use of the electronic transaction system to the extent ACRA thinks fit; (c) direct the CSP to pay a financial penalty in the amount no exceeding S$25,000 for each contravention and non-compliance; or (d) censure the CSP.

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

As of the date of this annual report, we are party to the following lease agreement:

Location	Term of Lease	Usage
Unit 2406, 24/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong	October 14, 2024 to October 13, 2027	Office

10 Anson Road #35-03A International Plaza Singapore 079903, Singapore	May 1, 2026 to April 30, 2027	Office

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

Results of Operations

Comparison of Years Ended June 30, 2026, 2025 and 2024

The following table sets forth the consolidated results of our operations for the years ended June 30, 2026, 2025 and 2024, respectively:

	For the Years Ended
	June 2026	June 2025	June 2024
Revenue	$5,172,513	$4,888,824	$4,368,509
Cost of revenue	(2,980,216)	(2,749,082)	(2,251,688)
Gross profit	2,192,297	2,139,742	2,116,821

Operating expenses
Selling and marketing expenses	(529,522)	(399,154)	(537,871)
General and administrative expenses	(1,431,538)	(660,683)	(522,456)
Total operating expenses	(1,961,060)	(1,059,837)	(1,060,327)

Operating income	231,237	1,079,905	1,056,494

Other income, net
Other income	99,324	72,318	63,568
Total other income, net	99,324	72,318	63,568

Income before taxes	330,561	1,152,223	1,120,062

Provision for income taxes	(44,116)	(130,498)	(127,232)

Net income	$286,445	$1,021,725	$992,830
Earning per share – basic and diluted	0.021	0.083	0.080
Basic and diluted weighted average shares outstanding*	13,515,186	12,500,000	12,500,000

*	Shares presented on a retroactive basis to reflect the Share Subdivision and Share Redesignation.

Revenue

The following table sets forth our revenue for the years ended June 30, 2026, 2025 and 2024, respectively:

	For the years ended June 30,
	2026		2025		2024
	US$	%	US$	%	US$	%
Corporate secretarial services	3,173,458	61.4	2,959,684	60.5	2,677,264	61.3
Accounting services	1,252,223	24.2	981,865	20.1	969,316	22.2
IP registration services	746,832	14.4	947,275	19.4	721,929	16.5
Total	5,172,513	100.0	4,888,824	100.0	4,368,509	100.0

Our revenue increased by US$283,689, or 5.8%, from US$4,888,824 for the year ended June 30, 2025, to US$5,172,513 for the year ended June 30, 2026. This increase was mainly driven by substantial expansion in our accounting services and stable growth in our core corporate secretarial business, which more than offset the decrease in revenue from IP registration services. The growth in our core service lines reflected an expansion of our client base, higher demand from existing clients, and increased adoption of more comprehensive compliance and accounting support services.

Revenue from corporate secretarial services rose by US$213,774 (or 7.2%), from US$2,959,684 for the year ended June 2025 to US$3,173,458 for the year ended June 30, 2026, Corporate secretarial services remained our largest revenue contributor, accounting for 61.4% of total revenue in 2026, compared with 60.5% in 2025. The increase was primarily driven by an expanded active client portfolio, improved client retention, and adjustments to annual service fees for selected engagements. Demand for these services continued to be supported by ongoing statutory compliance requirements and the need for recurring corporate governance support among our clients.

Revenue from accounting services experienced robust expansion, increasing by US$270,358 (or 27.5%) from US$981,865 for the year ended June 30, 2025 to US$1,252,223 for the year ended June 30, 2026 Accounting services represented 24.2% of total revenue in 2026, compared with 20.1% in 2025. The significant increase was primarily attributable to i) continued new client acquisition, ii) expansion of service offerings to existing clients, and iii) increased demand for more comprehensive accounting, bookkeeping, financial reporting and compliance-related support.

Revenue from IP registration services decreased by US$200,443, or 21.2%, from US$947,275 for the year ended June 30, 2025 to US$746,832 for the year ended June 30, 2026. IP registration services accounted for 14.4% of total revenue in 2026, compared with 19.4% in 2025. The decline was primarily attributable to a transitional change in key sales personnel within our Singapore office. The transition temporarily affected client relationship management and sales pipeline execution and the timing of new IP filing instructions Although IP registration services declined during the year, management believes this impact was transitional in nature, and the Group have taken steps to stabilize the sales function, improve client follow-up procedures and rebuild the pipeline for IP-related services.

The Group’s 2026 revenue growth highlights its success in driving core business expansion, capturing new opportunities in the corporate secretarial and accounting service markets while delivering stable operational performance.

For comparison, revenue 2025, increased by US$520,315, or 11.9% to US$4,888,824 for the year ended June 30, 2025 from US$4,368,509 for the year ended June 30, 2024. This historical expansion was primarily driven by a 31.2% increase in IP registration services and a 10.5% increase in corporate secretarial services, reflecting strong regional demand during that period, while accounting services remained relatively stable.

Cost of revenue

The following table sets forth our revenue for the years ended June 30, 2026, 2025 and 2024, respectively:

	For the Years Ended
	2026	2025	2024
	US$	US$	US$
Cost of revenue	$2,980,216	$2,749,082	$2,251,688

Our cost of revenue increased by US$231,134, or 8.4%, from US$2,749,082 for the year ended June 30, 2025, to US$2,980,216 for the year ended June 30, 2026. The increase was primarily attributable to higher staff-related costs incurred in connection with the expansion of our service delivery teams and increased business volume. Our total headcount increased from 22 employees as of June 30, 2025 to 28 employees as of June 30, 2026. In particular, headcount in our corporate secretarial and IP registration service teams increased from 10 professionals to 17 professionals, which enhanced our capacity to service a larger client portfolio and support more complex client mandates. The increase was partially offset by improved efficiency in our accounting and taxation service team, where headcount decreased from 7 employees to 5 employees while the team continued to manage a larger client revenue portfolio.

For the year ended June 30, 2025, our cost of revenue increased by US$497,394, or 22.1%, from US$2,251,688 for the year ended June 30, 2024 to US$2,749,082 for the year ended June 30, 2025. The increase was mainly attributable to additional staff-related costs and onboarding expenses incurred to expand our service delivery capacity and support higher business volume. Our total headcount increased from 19 employees as of June 30, 2024 to 22 employees as of June 30, 2025.

Overall, the increases in cost of revenue reflected our continued investment in service delivery capacity, personnel and operational infrastructure to support revenue growth and maintain service quality.

Gross profit

Our gross profit is summarized as follows:

	For the Years Ended
	2026	2025	2024
	US$	US$	US$
Gross profit	$2,192,297	$2,139,742	$2,116,821
Gross profit margin	42.4%	43.8%	48.5%

The gross profit increased slightly by US$52,555, or 2.5%, from US$2,139,742 for the year ended June 30, 2025, to US$2,192,297 for the year ended June 30, 2026. The steady growth was driven primarily by strong cross-selling momentum within our core accounting vertical and stable recurring revenue pipelines from our corporate secretarial retainer packages. The gross profit margin compressed slightly from 43.8% in 2025 to 42.4% in 2026. This decrease in 1.4 percentage point dilution was primarily driven by the ongoing stabilization and onboarding costs of our newly expanded corporate secretarial and IP registration project teams. While headcount additions temporarily altered service delivery cost dynamics, they significantly boosted our overall operational volume capacity.

For comparison, the gross profit for the year ended June 30, 2025, slightly increased by US$22,921, or 1.1%, from US$2,116,821 for the year ended June 2024 to US$2,139,742 for the year ended June 30, 2025. The gross profit margin decrease from 48.5% to 43.8%, primarily due to the increase in staff-related costs arising from the expansion of project teams within our accounting, corporate secretarial, and IP service functions. Despite the lower margin, the Group maintained stable profitability supported by recurring service revenue and improved pricing for certain professional services.

Overall, while the gross profit margin narrowed in 2026 due to higher personnel costs, the Group continued to demonstrate resilience and sustainable profitability as it invested in team capacity to support long-term growth.

Operating expenses

Our operating expenses consist of the following:

	For the Years Ended
	2026	2025	2024
	US$	US$	US$
Selling and marketing expenses	$529,522	$399,154	$537,871
General and administrative expenses	1,431,538	660,683	522,456
Total operating expenses	$1,961,060	$1,059,837	$1,060,327

Our total operating expenses increased by US$901,223 or 85%, from US$1,059,837 for the year ended June 30, 2025 to US$1,961,060 for the year ended June 30, 2026. The increase was primarily due to higher general and administrative expenses, together with an increase in selling and marketing expenses, as we scaled our operations and incurred additional professional fees in connection with our initial public offering.

Selling and marketing expenses increased by US$130,368, or 32.7%, from US$399,154 in 2025 to US$529,522 in 2026, mainly due to enhanced marketing initiatives, increased business development activities and greater client acquisition efforts aimed at supporting the expansion of our service offerings and securing larger client engagements.

General and administrative expenses increased by US$770,855, or 116.7%, from US$660,683 in 2025 to US$1,431,538 in 2026. The increase was primarily attributable to higher legal, audit, consulting and other professional fees incurred in connection with the preparation for and completion of our initial public offering, as well as increased corporate support, compliance and administrative costs.

For the year ended June 30, 2025, total operating expenses remained broadly stable at US$1,059,837, compared with US$1,060,327 in 2024, representing a slight decrease of US$490, or less than 0.1%. Selling and marketing expenses decreased by US$138,717, or 25.8%, from US$537,871 in 2024 to US$399,154 in 2025, primarily due to more targeted marketing spending and reduced promotional activities. General and administrative expenses increased by US$138,227, or 26.5%, from US$522,456 in 2024 to US$660,683 in 2025, mainly due to higher administrative support costs and professional fees.

Overall, the increase in operating expenses in 2026 reflected our investment in business development, corporate infrastructure and public company readiness to support long-term growth and enhanced compliance requirements.

Other income, net

Our other income, net increased by US$27,006, or 37.3%, from US$72,318 for the year ended June 30, 2025 to US$99,324 for the year ended June 30, 2026, primarily due to higher interest income. Other income, net mainly consisted of interest income and government subsidies.

For comparison, our other income, net increased by US$8,750, or 13.8%, from US$63,568 for the year ended June 30, 2024 to US$72,318 for the year ended June 30, 2025. The increase was also primarily attributable to interest income and government subsidies recognized during the year.

Income tax expense

Our income tax expenses decreased by US$86,382, or 66.2%, from US$130,498 for the year ended June 30, 2025, to US$44,116 for the year ended June 30, 2026. The decrease was mainly due to the lower assessable profit in 2026, which resulted primarily from the significant increase in operating expenses, including higher professional fees, compliance costs and administrative expenses incurred in connection with our business expansion and preparation for our initial public offering.

Our income tax expenses increased slightly by US$3,266, or 2.6%, from US$127,232 for the year ended June 30, 2024 to US$130,498 for the year ended June 30, 2025. The modest increase was mainly due to higher assessable profit in 2025, in line with the overall growth in revenue and stable operating performance during the year.

Overall, the Group’s income tax expense trend corresponds with the year-on-year movement in taxable profit, which was affected by changes in revenue, gross profit margin and operating expenses. In particular, the substantial decrease in income tax expenses in 2026 reflected the reduction in assessable profit as higher operating expenses more than offset the growth in gross profit.

Net income

As a result of the foregoing, we reported a net income of US$286,445 for the year ended June 30, 2026, as compared to US$1,021,725 for the year ended June 30, 2025 as the reasons discussed above.

As a result of the foregoing, we reported a net income of US$1,021,725 for the year ended June 30, 2025, as compared to US$992,830 for the year ended June 30, 2024 as the reasons discussed above.

Overall, the decrease in net income in 2026 reflected the significant increase in operating expenses and service delivery costs as we expanded our operational capacity and incurred IPO-related professional fees. In 2025, net income remained relatively stable compared with 2024, supported by revenue growth and disciplined cost management.

Liquidity and Capital Resources

We have financed our operations primarily through cash flows from operations and loans from related parties, if necessary.

As of June 30, 2026, we had cash and cash equivalents of US$5,632,097 and restricted cash of US$831,645. We remain debt-free, with no outstanding bank borrowings, positioning us well to fund our ongoing operations and support future growth initiatives without leverage. As of June 30, 2026, our current assets were approximately US$7.6 million, and our current liabilities were approximately US$1.8 million.

As of June 30, 2025, our current assets were approximately $2.9 million, and our current liabilities were approximately $1.6 million. Current ratio improved from approximately 1.8 in 2025 to 4.2 in 2026.

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

Cash Flow

The following table sets forth a summary of our consolidated cash flows for the years ended June 30, 2026, 2025 and 2024, respectively:

	2026	2025	2024
Net cash provided by operating activities	$572,354	$1,538,145	$1,124,551
Net cash used in investing activities	(506,403)	(23,203)	(1,330)
Net cash provided by (used in) financing activities	3,955,291	(1,122,685)	(882,780)
Net increase in cash and cash equivalents and restricted cash	4,021,242	392,257	240,441
Effect of foreign exchange rate changes	(8,419)	20,218	(432)
Cash and cash equivalents at the beginning of year	2,450,919	2,038,444	1,798,435
Cash and cash equivalents at the end of year	$6,463,742	$2,450,919	$2,038,444

Operating Activities

For the year ended June 30, 2026, our net cash provided by operating activities was approximately US$0.6 million, which primarily reflected cash inflow from our net income of US$0.3 million, adjusted for net non-cash expenses of US$0.2 million, mainly consisting of amortization of right-of-use assets, depreciation of plant and equipment, and impairment loss on account receivables.

For the year ended June 30, 2025, our net cash provided by operating activities was approximately US$1.5 million, which primarily reflected cash inflow from our net income of US$1.0 million, adjusted for net non-cash expenses of US$0.2 million, mainly consisting of amortization of right-of-use assets, depreciation of plant and equipment, and impairment loss on account receivables.

For the year ended June 30, 2024, our net cash provided by operating activities was approximately US$1.1 million, which primarily reflected cash inflow from our net income of US$1.0 million adjusted for net non-cash expenses of US$0.1 million, which mainly consisted of depreciation of plant and equipment, amortization of operating lease right-of-use assets and allowance for expected credit loss.

Investing Activities

Net cash used in investing activities for the years ended June 30, 2026, 2025 and 2024 were US$506,403, US$23,203 and US$1,330 respectively, mainly represent cash payment for purchase of property, plant and equipment and the development of an internal-use IT system. The significant increase in 2026 was primarily attributable to a prepayment of approximately US$480,000 under a contract for the development of the internal-use IT system. The remaining investing cash outflows in 2026 primarily related to purchases of property, plant and equipment.

Financing Activities

For the year ended June 30, 2026, net cash generated in financing activities was approximately US$4.0 million, which was mainly attributable to payments of offering costs for initial public offering of US$1,540,289 net by the proceeds from issuance of shares pursuant to IPO of US$5,799,600

For the year ended June 30, 2025, net cash used in financing activities was approximately US$1.1 million, mainly representing net repayments to related parties and payments for deferred costs related to our initial public offering.

For the year ended June 30, 2024, net cash used in financing activities was approximately US$0.9 million, mainly representing net repayments to related parties.

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements during the years ended June 30, 2026, 2025 and 2024.

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

The following is a schedule of future minimum payments under operating leases as of June 30, 2026:

June 30, 2026
Year ending June 30, 2027	$148,040
Thereafter	30,636
Total undiscounted lease obligations	178,676
Less: imputed interest	(6,170)
Lease liabilities recognized in the consolidated balance sheet	$172,506

(1)	We lease offices which are classified as operating leases in accordance with Topic 842. As of June 30, 2026, our future lease payments totaled $178,676.

Capital Expenditures

For the years ended June 30, 2026, 2025 and 2024, we purchased $506,403, $23,203 and $1,330, respectively, of plant and equipment, and the development of an internal-use IT system respectively, mainly for use in our operations.

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

Ho Chun, YEUNG is our independent director and is also the chairman of the compensation committee and the member of the audit committee and the nominating committee. Mr. Yeung has over 9 years of experience in the finance industry. Mr. Yeung has been a responsible officer of SGI Capital Asset Management Limited since February 2024. From August 2021 to October 2023, Mr. Yeung worked in Sunhigh Financial Holdings Limited as a responsible officer. From September 2015 to December 2020, Mr. Yeung worked in Head & Shoulders Securities Limited, with his last position as responsible officer. Mr. Yeung obtained a Master of Finance from the Hong Kong Polytechnic University in 2022 and a Bachelor of Engineering from the Chinese University of Hong Kong in 2013.

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

6.B. Compensation

For the year ended June 30, 2026, the aggregate cash compensation and benefits that we paid to the executive officers and directors were approximately HK$1,696,000 (approximately US$217,436, as compensation to our directors and executive officers, as well as an aggregate of HK$48,000 (approximately US$6,154) as contributions by the Operating Subsidiary to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

For the fiscal year ended June 30, 2026, the aggregate cash compensation and benefits that we paid to the independent non-executive directors were HK$351,000 (approximately US$45,000).

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

As of June 30, 2026, 2025 and 2024, we had no outstanding equity awards.

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

6.D. Employees

We and our Operating Subsidiaries had 28 full-time employees as of June 30, 2026, of which 23 and 5 are stationed in Hong Kong and Singapore, respectively. The following table sets forth the number of our full-time employees categorized by function as of June 30, 2026, 2025 and 2024:

	Number of Employees
Function	June 30, 2026	June 30, 2025	June 30, 2024
General management	2	2	2
Accounting and taxation service	5	7	5
Corporate secretarial and IP service	17	10	9
Administrative	4	3	3
Total	28	22	19

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

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Class A Ordinary Shares and Class B Ordinary Shares.

Holders of Class A Ordinary Share will be entitled to one vote per share. Holders of Class B Ordinary Shares will be entitled to fifty (50) votes per share. There are no conversion rights attached to either class of shares. Class A Ordinary Shares are not, and shall not under any circumstances be, convertible into Class B Ordinary Shares, and similarly, Class B Ordinary Shares are not, and shall not under any circumstances be, convertible into Class A Ordinary Shares.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A Ordinary Shares or Class B Ordinary Shares.

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

As of the date of this annual report, the percentage of Shares beneficially owned is based on 13,949,900 Ordinary Shares, consisting of 11,949,900 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares outstanding. We do not have any options or warrants that are outstanding. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Class A Ordinary Shares Beneficially Owned(2)		Class B Ordinary Shares Beneficially Owned(2)		% of Total Voting
Name of Beneficial Owners(1)	Number	%	Number	%	Power(3)
Directors and Executive Officers:
Mr. Yuen Yuk, HAU (1)	8,387,500	70.2%	2,000,000	100%	96.8%
Mr. Cheung Po, LUI (2)	625,000	5.2%	—	—	0.6%
Mr. Wing Yip, SHUM	—	—	—	—	—
Ms. Hiu Wah, LI	—	—	—	—	—
Mr. Ho Chun, YEUNG	—	—	—	—	—

All directors and executive officers as a group	9,012,500	75.4%	2,000,000	100%	97.4%
5% shareholders:
Star Blessings Limited (1)	8,387,500	70.2%	2,000,000	100%	96.8%

(1)	Mr. Yuen Yuk, HAU, our Chief Financial Officer, Chair of the Board, and Director, beneficially owns 8,387,500 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares through Star Blessings Limited, a company incorporated under the laws of the British Virgin Islands, which is wholly-owned by Mr. Hau. Mr. Hau is the sole director of Star Blessings Limited. Mr. Hau is deemed as the beneficial owner of the Ordinary Shares held by Star Blessings Limited, and Mr. Hau holds the voting and dispositive power over the Ordinary Shares held by Star Blessings Limited. The registered address of Star Blessings Limited is Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	Mr. Cheung Po, LUI is our Chief Executive Officer and Director. Unless otherwise indicated, the business address of the individual is Unit 2406, 24/F Low Block, Grand Millennium Plaza 181 Queen’s Road Central, Hong Kong.
(3)

Percentage total voting power represents voting power with respect to all shares of our Class A Ordinary Shares and Class B Ordinary Shares, as a single class. Each holder of Class B Ordinary Shares shall be entitled to fifty (50) votes per Class B Ordinary Share and each holder of Class A Ordinary Shares shall be entitled to one (1) vote per Class A Ordinary Share on all matters submitted to our shareholders for a vote. The Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Class A Ordinary Shares and Class B Ordinary Shares are not convertible into each other.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

(a) Names and relationship of related parties:

Name of related parties	Relationship with the Company
Accoplus Limited	Entities partially controlled by Mr. Cheung Po, LUI
Accolade IP Limited	Related by common director, Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI
Winxam Consultancy Pte Limited	Related by a spouse of common director, Mr. Geeng Yi, HOE, who is a director of ASG

(b) Summary of balances with related parties:

(a)	Name of Relationship of Related Parties

Accoplus Limited	Entities partially controlled by Mr. Cheung Po, LUI

Accolade IP Limited	Related by common directors, Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI (Appointed on January 24, 2025)

Winxam Consultancy Pte Limited	Related by a spouse of common director, Mr. Geeng Yi, HOE

(b)	Summary of Balances with Related Parties

The summary of balances with related parties as the following:

Account receivables due from a related party

		As of June 30,
	Note	2026	2025	2024
Accoplus Limited	1	$—	$11,265	$22,928

Account payables to related parties

		As of June 30,
	Note	2026	2025	2024
Accoplus Limited		$—	$—	$15,474
Winxam Consultancy Pte Limited		$—	$—	$1,748

Account due from a related party

		As of June 30,
	Note	2026	2025	2024
Accolade IP Limited		$—	$—	$32,613

Amount due from a director

		As of June 30,
	Note	2026	2025	2024
Mr. Cheung Po, LUI		$—	$—	$103,005

Amount due to a related party

		As of June 30,
	Note	2026	2025	2024
Accolade IP Limited	2	$—	$8,891	$175,933

Amount due (to)/from a beneficial owner

		As of June 30,
	Note	2026	2025	2024
Mr. Yuen Yuk, HAU	3	$(1)	$(7,485)	$41,134

Note:

(1)	Account receivables from a related company represented accounting and corporate secretarial services fee due to the Company.
(2)	Advances from related party to the Company and general and administrative expenses paid by the related party on behalf of the Company. Amount due to a related party is non-trade, unsecured, non-interest bearing and repayable on demand.
(3)	The balance mainly represented advanced from a beneficial owner. Amount due to a beneficial owner is non-trade, unsecured, non-interest bearing and repayable on demand.

(c) Summary of related party transactions:

The Company had the following transactions with related parties:

A summary of trade transactions with related parties as of the date of the annual report and years ended June 30, 2026, 2025 and 2024 are listed below:

	For the years ended June 30,
Accounting services fee income from a related party:	2026	2025	2024
Accoplus Limited	$—	$83	$—

	For the years ended June 30,
Corporate secretarial services income from a related party:	2026	2025	2025
Accoplus Limited	$37,303	$36,559	$56,856

	For the years ended June 30,
IP registration services fee to related parties:	2026	2025	2024
Accolade IP Limited	$194,736	$289,142	$188,859
Winxam Consultancy Pte Limited	—	4,343	27,870
	194,736	293,485	216,729

	For the years ended June 30,
Marketing expenses to related parties:	2026	2025	2024
Accolade IP Limited	$86,494	$76,636	$166,468
Accoplus Limited	36,462	20,288	35,058
	122,956	96,924	201,526

	For the years ended June 30,
Professional fee to a related party:	2026	2025	2024
Winxam Consultancy Pte Ltd	$6,457	$5,959	$445

		For the years ended June 30,
Related party balances offset by unpaid dividends payable:	Note	2026	2025	2024

Mr. Yuen Yuk, HAU	1	$—	$—	$1,028,475
Accolade IP Limited	1	—	—	1,152,998
		—	—	2,181,473

Note:

(1)	For the years ended June 30, 2026, 2025 and 2024, the Company’s subsidiaries declared dividend of approximately Nil, Nil and US$1,959,678 respectively. These dividends declared are partially settled in cash, amounting to Nil, Nil and US$34,615 for the years ended June 30, 2026, 2025 and 2024, respectively. For the year ended June 30, 2024, the remaining amount of the declared dividends are used to offset against the amount due from Mr. Yuen Yuk, HAU and Accolade IP Limited.

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

Dividend Policy

For the year ended June 30, 2024, our Operating Subsidiaries declared dividend of US$1,959,678 to their then shareholders. These dividends declared are partially settled in cash, amounting to US$34,615 for the years ended June 30, 2024. The remaining amount of the declared dividends are used to offset against the amount due from Mr. Yuen Yuk, HAU and Accolade IP Limited.

Prior to the Reorganization, during the years ended June 30, 2024, the unpaid dividends payables of US$2,181,473 respectively are declared to offset against the balance due from related parties as follow:

For the years ended June 30,
Related party balances offset by unpaid dividends payable:	2024
Mr. Yuen Yuk, HAU*	$1,028,475
Accolade IP Limited*	1,152,998
2,181,473

*	Accolade IP Limited is a related party that is related by its common directors with Acco, Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI. Mr. Hau and Mr. Lui are the directors and officers of Acco, and the directors of Accolade IP Limited. The related party balances mainly arose from working capital arrangements between the related parties and our subsidiaries as the cash advances, instead of the remuneration for the services rendered by the related parties.

Apart from these distributions and save as the disclosed, until and as of the date of this annual report and for the years ended June 30, 2026, 2025 and 2024, there have been no other transfers of cash, dividends, or distributions among our Operating Subsidiaries; and, since the incorporation of Acco on May 31, 2024, Acco has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by the subsidiaries to Acco.

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

Subject to the Companies Act and our Third Amended and Restated Memorandum and Articles of Association, our board of directors may, by board resolution, declare and pay a distribution (which includes a dividend) to Acco’s shareholders in accordance with the respective rights of the shareholders if it appears to the them that they are justified by the financial position of the Company, that immediately after the distribution the company will be able to pay its debts as they fall due in ordinary course of business.

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

Item 9. The Offer and Listing

9.A. Offer and listing details

Our ordinary shares (which have since been reclassified into Class A Ordinary Shares) have been listed on the Nasdaq Capital Market under the symbol “ACCL.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our ordinary shares (which have since been reclassified into Class A Ordinary Shares) have been listed on the Nasdaq Capital Market under the symbol “ACCL.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

We incorporate by reference into this annual report the description of our Third Amended And Restated Memorandum and Articles of Association, as currently in effect and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.1 to this annual report.

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

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in the Cayman Islands

Profits Tax

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that acquires our Class A Ordinary Shares and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Class A Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

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

Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our Class A Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a “purging election”.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. To the extent that the amount of the distribution exceeds our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (i) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. We intend to list the Class A Ordinary Shares on Nasdaq. Provided that this listing is approved, we believe that the Class A Ordinary Shares should generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the Class A Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.

For U.S. foreign tax credit purposes, dividends paid on our Class A Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code with respect to such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes this election with respect to our Class A Ordinary Shares for first taxable year which they hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount of gains previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our Class A Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”), on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Class A Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq. We anticipate that our Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

Internal Revenue Code Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in Internal Revenue Code Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC (regardless of whether they make a mark-to-market election as described above), the holder must generally file an annual IRS Form 8621. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You should consult your tax advisor regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. In addition, certain U.S. Holders must file a U.S. Internal Revenue Service Form 926 to report the contribution of property (including cash) to a foreign corporation. Failure to report such information could result in substantial penalties.

The foregoing description of reporting requirements is not exhaustive, and you should consult your own tax advisor regarding your obligation to file a Form 8938, Form 926 or other applicable forms as a result of an investment in our Class A Ordinary Shares.

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

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-288756) (the “F-1 Registration Statement”), in relation to our initial public offering of 1,400,000 ordinary shares at an offering price of US$4.00 per share. Our initial public offering closed on October 20, 2025. Craft Capital Management LLC was acting as the representative of the underwriters in the initial public offering and Revere Securities LLC was acting an underwriter. On November 14, 2025, the underwriters exercised the over-allotment option resulted in the sale of 49,900 additional shares, contributing $199,600 in additional gross capital. As a result, the Group has raised aggregate gross proceeds of $5,799,600, including the previously announced IPO gross proceeds of $5,600,000, prior to deducting underwriting discounts and commissions and offering expenses payable by the Group.

In connection with the issuance and distribution of the ordinary shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$2.3 million, including underwriting discounts of $405,972, underwriters’ non-accountable expense of $57,996, and other expenses of $1,591,766. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately $3.5 million from our initial public offering.

As of the date of this annual report, we used (i) US$0.2 million for expanding our corporate services business; (ii) US$0.5 million for incorporating generative AI features into our business modules; (iii) nil for building up our presence in the U.S. market; US$0.1 million for promoting and enhancing our brand globally; and (v) US$0.4 million for general working capital and corporate purposes. We intend to apply the net proceeds as described in the registration statement.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our internal control and disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2026, our internal control and disclosure controls and procedures were ineffective.

In connection with the audits of our consolidated financial statements for the years ended June 30, 2026, 2025 and 2024, we identified material weaknesses in our internal control over financial reporting as well as other disclosure control deficiencies for the above-mentioned periods. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to: (1) our lack of sufficient financial reporting and accounting personnel with understanding of U.S. GAAP to address complex U.S. GAAP technical issues, related disclosures in accordance with U.S. GAAP; (2) our lack of internal audit function to establish formal risk assessment process and internal control framework; (3) IT deficiencies, including lack of formal IT policies and procedures, risk and vulnerability assessments, recovery management, change management and system security. To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) engaging qualified financial and accounting advisory team, external consultants, and additional staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function, to further improve the efficiency and quality of our financial reporting, and to establish a comprehensive policy and procedure manual; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; (iii) implementing formal IT policies and procedures and enhancing our IT systems that support the Company’s revenue and related financial reporting processes; and (iv) enhancing management reporting on the remediation measures to the board of directors, or audit committee members as appropriate. For example, in our consolidated financial statements as of June 30, 2024, we reclassified balance sheet items regarding to dividends declared by our Operating Subsidiaries in the consolidated balance sheet and provide additional information regarding dividends declared by our Operating Subsidiaries in the consolidated statement of cash flow, and reclassified the direct staff costs from general and administrative expenses to cost of revenues in consolidated statements of operations and comprehensive income to better reflect the nature of these costs. As a result, we have restated our previously issued consolidated financial statements of June 30, 2024.

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

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to our Business and Operations —Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results which may affect the market for and price of our Class A Ordinary Shares.”

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

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of June 30, 2026, as mentioned in the section above. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

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

	Year Ended June 30,
Services	2026	2025	2024
	US$	US$	US$
Audit Fees - Onestop Assurance PAC (1)	120,000	150,000	140,000
Audit-related fees(2)	-	-	-
All other fees(3)	-	-	-
Total	120,000	150,000	140,000

Note

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

(2)	Audit-related fees include the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported as audit fees.

(3)	All other fees refer to the fees not covered in (1) and (2) above.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

At the 2026 Meeting held on January 12, 2026, among other resolutions approved, the shareholders of the Company adopted the resolutions to repurchase of 2,000,000 Class A Ordinary Shares held by Star Blessings Limited, funded entirely by a fresh issuance of an aggregate of 2,000,000 Class B Ordinary Shares to Star Blessings Limited, credited as fully paid. On January 13, 2026, such 2,000,000 Class B Ordinary Shares was allotted to Star Blessings Limited. Star Blessings Limited’s shareholding in the Company, as of the date of this annual report, consists of 8,387,500 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares. See “ITEM 4. INFORMATION ON THE COMPANY - 4.A. History and Development of the Company- Increase of Authorized Share Capital and the Reclassification and Redesignation of Class A and Class B Ordinary Shares” for further details.

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

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors —Risks Related to Our Class A Ordinary Shares— As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.”

The “controlled company” exception to Nasdaq’s rules provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company” need not comply with certain requirements of Nasdaq’s corporate governance rules. As of the date of this annual report, Star Blessings Limited, our Controlling Shareholder, which is 100% owned by Mr. Yuen Yuk, HAU (our Chairman, Director and Chief Financial Officer), owns the majority of the voting power of our outstanding Ordinary Shares. Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” may elect not to comply with certain Nasdaq corporate governance requirements.

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

In the event that we cease to be a “foreign private issuer” under the rules of Nasdaq and cease to be a “controlled company” and our Class A Ordinary Shares continue to be listed on Nasdaq, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of Nasdaq, including but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 on Form 6-K (File No. 001-42902), as amended, initially filed with the U.S. Securities and Exchange Commission on January 14, 2026)
2.1*	Description of Securities
4.1	Employment Agreement by and between Yuen Yuk, HAU and Accolade Consultants Limited (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
4.2	Employment Agreement by and between Mr. Yuen Yuk, HAU and the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
4.3	Employment Agreement by and between Mr. Cheung Po, LUI and the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
4.4	Lease Agreement for Unit 2406, 24/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
4.5	Lease Agreement for 10 Anson Road #35-03A International Plaza Singapore 079903, Singapore (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
4.6	Form of the Independent Non-Executive Director Offer Letter (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
4.7*	Lease Agreement for 10 Anson Road #35-03A International Plaza Singapore 079903, Singapore
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
11.2	Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-288756), as amended, initially filed with the U.S. Securities and Exchange Commission on July 18, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation
101.DEF*	Inline XBRL Taxonomy Extension Definition
101.LAB*	Inline XBRL Taxonomy Extension Label
101.PRE*	Inline XBRL Taxonomy Extension Presentation
104*	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herein

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Cheung Po, LUI
Cheung Po, LUI
Chief Executive Officer and Director
(Principal Executive Officer)

Date: October 21, 2026

ACCO GROUP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
ACCO Group Holdings Limited

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Acco Group Holdings Limited and its Subsidiaries (collectively referred to as the “Group”) as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2026 and 2025 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

October 21, 2026

ACCO GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2026 AND 2025

(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	June 30, 2026	June 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	$5,632,097	$2,450,033
Restricted cash	831,645	886
Accounts receivable, net	300,265	293,599
Accounts receivable, related party	-	11,265
Deposits and other current assets, net	660,328	77,263
Tax recoverable	196,358	40,710
Total current assets	7,620,693	2,873,756

Non-current assets:
Plant and equipment, net	39,312	27,632
Deferred initial public offering (“IPO”) costs	-	750,361
Operating lease right-of-use assets, net	153,052	255,389
Deferred tax assets	2,187	2,738
Total non-current assets	194,551	1,036,120
TOTAL ASSETS	$7,815,244	$3,909,876

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,261	$38,017
Operating lease liabilities, current	142,155	126,227
Income tax payable	-	70,397
Accrued liabilities and other payables	850,363	763,767
Contract liabilities	817,064	560,621
Amount due to a beneficial owner	1	7,485
Amount due to a related company	-	8,891
Total current liabilities	1,811,844	1,575,405

Non-current liabilities:
Operating lease liabilities, non-current	30,351	147,587
Total non-current liabilities	30,351	147,587
TOTAL LIABILITIES	$1,842,195	$1,722,992

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary share, $0.00008 par value; 4,500,000,000 shares authorized, 11,949,900 and 10,500,000 Class A ordinary shares issued and outstanding as of June 30, 2026 and 2025, respectively*	$985	$840
Ordinary share, $0.00008 par value; 500,000,000 shares authorized, 2,000,000 and 2,000,000 Class B ordinary shares issued and outstanding as of June 30, 2026 and 2025, respectively*	160	160
Additional paid in capital	3,508,805	-
Retained earnings	2,436,041	2,149,596
Accumulated other comprehensive income	27,058	36,288
Total shareholders’ equity	5,973,049	2,186,884
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,815,244	$3,909,876

*	Retrospectively restated for effect of share reorganization (see Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED JUNE 30, 2026, 2025 AND 2024

(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	For the year ended June 30,
	2026	2025	2024
Revenues	$5,135,210	$4,852,182	$4,311,653
Revenues – related parties	37,303	36,642	56,856
Cost of revenues	(2,785,480)	(2,455,597)	(2,034,959)
Cost of revenues – related parties	(194,736)	(293,485)	(216,729)
Gross profit	2,192,297	2,139,742	2,116,821

Operating expenses
Selling and marketing expenses	(406,566)	(302,230)	(336,345)
Selling and marketing expenses – related parties	(122,956)	(96,924)	(201,526)
General and administrative expenses	(1,425,081)	(654,724)	(522,011)
General and administrative expenses – related parties	(6,457)	(5,959)	(445)
Total operating expenses	(1,961,060)	(1,059,837)	(1,060,327)

Operating income	231,237	1,079,905	1,056,494

Other income, net
Other income	99,324	72,318	63,568
Total other income, net	99,324	72,318	63,568

Income before taxes	330,561	1,152,223	1,120,062

Provision for income taxes	(44,116)	(130,498)	(127,232)
Net income	$286,445	$1,021,725	$992,830

Other comprehensive income
Foreign currency translation adjustment	(9,230)	16,694	3,966
Total comprehensive income	$277,215	$1,038,419	$996,796

Earning per share – basic and diluted*	$0.021	$0.083	$0.080
Basic and diluted weighted average shares outstanding*	13,515,186	12,500,000	12,500,000

*	Retrospectively restated for effect of share reorganization (see Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED JUNE 30, 2026, 2025 AND 2024

(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Total Share Capital		Additional		Accumulated Other
	No. of Shares*	Amount*	No. of Shares*	Amount*	No. of Shares*	Amount*	paid in capital	Retained Earnings	Comprehensive Income	Total
Balance, July 1, 2023	10,500,000	$840	2,000,000	$160	12,500,000	$1,000	—	2,094,719	$15,628	$2,111,347
Net income	—	—	—	—	—	—	—	992,830	—	992,830
Dividend declared								(1,959,678)	—	(1,959,678)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	3,966	3,966
Balance, June 30, 2024	10,500,000	$840	2,000,000	$160	$12,500,000	$1,000	$—	$1,127,871	$19,594	$1,148,465
Net income	—	—	—		—	—	$—	1,021,725	—	1,021,725
Foreign currency translation adjustment	—	—	—		—	—	—	—	16,694	16,694
Balance, June 30, 2025	10,500,000	$840	2,000,000	$160	$12,500,000	$1,000	$—	$2,149,596	$36,288	$2,186,884
Issue of shares pursuant to IPO, net of offering costs (Note 11)	1,449,900	145	—	—	1,449,900	145	3,508,805	—	—	3,508,950
Net income	—	—	—	—	—	—	—	286,445	—	286,445
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(9,230)	(9,230)
Balance, June 30, 2026	11,949,900	$985	2,000,000	$160	$13,949,900	$1,145	$3,508,805	$2,436,041	$27,058	$5,973,049

*	Retrospectively restated for effect of share reorganization (see Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2026, 2025 AND 2024

(Currency expressed in United States Dollars (“USD or $”), except for number of shares)

	For the years ended June 30,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$286,445	$1,021,725	$992,830
Depreciation of plant and equipment	14,188	10,318	9,273
Amortization of operating lease right-of-use assets	131,943	138,660	95,936
Expected credit loss allowance	6,909	(9,040)	6,661
Impairment loss on trade receivables	7,110	13,076	153
Changes in assets and liabilities:
Accounts receivable	(9,420)	(40,483)	(145,492)
Deposits and other current assets	(102,537)	(4,764)	(1,443)
Accounts payable and other payables	50,840	93,760	356,807
Deferred tax assets	551	(1,435)	(88)
Contract liabilities	256,443	75,302	28,278
Amounts due (to) from related parties	287,688	386,207	(225,182)
Amount due from beneficial shareholder	-	10,020	9,108
Operating lease liabilities	(131,761)	(118,814)	(101,201)
Income tax receivable/payable	(226,045)	(36,387)	98,911
Net cash generated from operating activities	572,354	1,538,145	1,124,551

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(25,875)	(23,203)	(1,330)
Prepayment of an internal-use system development contract	(480,528)	—	—
Net cash used in investing activities	(506,403)	(23,203)	(1,330)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred IPO costs	—	(740,105)	(10,256)
Payments of offering costs for IPO	(1,540,289)	—	—
Proceeds from issuance of shares pursuant to IPO	5,799,600	—	—
Dividends paid – prior year	—	—	(34,615)
Advance from related parties	91,051	—	1,505,202
Repayments to related parties	(395,071)	(382,580)	(2,343,111)
Net cash generated from (used) in financing activities	3,955,291	(1,122,685)	(882,780)

Net increase in cash and cash equivalents and restricted cash	4,021,242	392,257	240,441
Effect of foreign currency translation on cash and cash equivalents	(8,419)	20,218	(432)
Cash and cash equivalents and restricted cash, beginning of year	2,450,919	2,038,444	1,798,435
Cash and cash equivalents and restricted cash, end of year	$6,463,742	$2,450,919	$2,038,444

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease obligations	$30,026	$307,763	$55,651
Unpaid dividends payable offset against balances among related parties (Note 16 (c))	$—	$—	$2,181,473
Offset amount due from a beneficial owner and amounts due to a related party	$—	$63,000	$187,745
Offset amount due to a related party to trade payables – related parties	$—	$—	$260,577

Supplementary cash flow information:
Taxes paid	$219,930	$167,843	$38,122
Interest received	$97,781	$38,494	$49,833

The accompanying notes are an integral part of these consolidated financial statements.

ACCO GROUP HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2026, 2025 AND 2024

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

As of June 30, 2026, the Company’s subsidiaries are detailed in the table as follows:

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

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies in preparation for the listing of our shares, the Company became the holding company of the Group on June 21, 2024. As part of the Reorganization, on June 11, 2024, the wholly-owned British Virgin Islands subsidiary of the Company, Starry Prospect Limited (“Starry Prospect”) was then incorporated as the intermediate holding company. On June 21, 2024, the Company acquired, through Starry Prospect, all the issued share capital of Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd, at cash considerations of HKD 8,768,765.34, HKD 6,531,673.28 and SGD 121,954.42, respectively. On June 21, 2024, Mr. Yuen Yuk, Hau entered into a letter of waiver, of which Mr. Hau waived the amount due to him from Starry Prospect of USD2,048,695, representing the premium between the consideration of acquisition and the share capital of ACSL, ACL, and ASG. This waived amount was subsequently transferred to the equity of Starry Prospect. At the consolidated level of the Group, the equity of Starry Prospect was fully eliminated through the corresponding investment in the subsidiary, Starry Prospect, held by the Company. The acquisitions of Accolade Consultants Limited, Accolade Corporate Services Limited, and Accolade IP (SG) Pte. Ltd. did not involve actual cash payments, as the payer and payee were ultimately controlled by the same parties. Instead, the consideration was recorded as intercompany balances, which were subsequently eliminated in consolidation. As at the date of this report, the Company’s immediate and ultimate parent company is Star Blessings Limited. As of the date of this report, Star Blessings Limited is wholly owned by Mr. Yuen Yuk HAU.

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

As the Company and its subsidiaries were under the same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately before and after the group reorganization, they are considered as common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period. The consolidated financial statements are prepared as if the current group structure had been in existence throughout the three-year period ended June 30, 2026, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

The shares of the Company began trading on the Nasdaq Capital Market, under the ticker symbol “ACCL”. The Company consummated its initial public offering of 1,400,000 ordinary shares at the price of $4.00 per ordinary shares. As a result, the Company has raised aggregate gross proceeds of $5,600,000 in the initial public offering, before deducting underwriting discounts and other related expenses. The underwriters were granted a 45-day over-allotment Option to purchase up to an additional 210,000 ordinary shares. On November 14, 2025, the underwriters exercised the over-allotment option resulted in the sale of 49,900 additional shares, contributing $199,600 in additional gross capital. As a result, the Group has raised aggregate gross proceeds of $5,799,600, including the previously announced IPO gross proceeds of $5,600,000, prior to deducting underwriting discounts and commissions and offering expenses payable by the Group.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Management makes these estimates using the best information available when the calculations are made. Significant accounting estimates reflected in the Group’s its audited consolidated financial statement includes the useful lives of plant and equipment, operating right-of-use assets and lease liabilities, (including lease term and discount rate assumptions), and allowance for credit loss. Actual results could differ from these estimates.

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

Translation of amounts from HKD and SGD into USD has been made at the following exchange rates:

	June 30,
	2026	2025	2024
Year-end $: HK$ exchange rate	7.8000	7.8000	7.8000
Year average $: HK$ exchange rate	7.8000	7.8000	7.8000
Year-end $: S$ exchange rate	1.2944	1.2725	1.3559
Year average $: S$ exchange rate	1.2838	1.3254	1.3482

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Group maintains all bank accounts in Hong Kong, Mainland China and Singapore. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance (Chapter 581 of the laws of Hong Kong). The maximum protection was up to HKD500,000 and has been raised to HKD800,000 from October 1, 2024 per depositor per Scheme member, including both principal and interest.

Restricted cash

Restricted cash represents amounts held in 6-month to 12-month fixed deposit accounts, which generates interest income. As of June 30, 2026 and 2025, the Group held fixed deposit accounts of $831,645 and $886. The interest earned on restricted cash for the year ended June 30, 2026 and 2025 was $7,868 and $4,330. The interest rates on these fixed deposits ranged from 1.35% to 4.06%. The Group recognized loan interest income from fixed deposit accounts as other income in the consolidated statements of operations and comprehensive income for the years ended June 30, 2026 and 2025.

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

Management reviews periodically to determine if the allowance is adequate and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. No impairment loss was recognized for the year ended June 30, 2026, 2025 and 2024.

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

Impairment of long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2026 and 2025, no impairment of long-lived assets was recognized.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred IPO costs

The Company capitalizes certain legal, accounting, and other direct and incremental costs incurred in connection with its planned initial public offering (“IPO”). These deferred offering costs are recorded as a non-current asset on the balance sheet. Upon successful completion of the IPO, the deferred offering costs are reclassified as a reduction of the IPO proceeds in shareholders’ equity. If the IPO is abandoned, these costs are immediately expensed in the period of abandonment.

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

As of June 30, 2026 and 2025, there were approximately $153,052 and $255,389 right of use (“ROU”) assets and approximately $172,506 and $273,814 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Group’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Prime Lending Rate 5% p.a. (2025: 5.625% p.a.) was the most indicative rate of the Group’s borrowing cost for the calculation of the present value of the lease payments; the rates used by the Group were ranged from 5% to 5.625% (2025: 5.625%).

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

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. We adopted the ASU on July 1, 2025. The additional required disclosures did not have a material impact on our consolidated financial statements and disclosure.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), which clarifies the application of interim reporting guidance and improves the organization’s required interim disclosures. The standard is effective for interim reporting periods beginning after December 15, 2027 for public business entities. Early adoption is permitted. The Company is evaluating the effect of adopting ASU 2025-11.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements (“ASU 2025-12”), which makes thirty-three incremental improvements to generally accepted accounting principles. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-12 on its financial statements.

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

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

The details of revenue and cost of revenue of the Group is as follows:

	For the year ended June 30,
	2026	2025	2024
Revenue	5,135,210	4,852,182	4,311,653
Revenue – related parties	37,303	36,642	56,856
Cost of revenue	(2,785,480)	(2,455,597)	(2,034,959)
Cost of revenue – related parties	(194,736)	(293,485)	(216,729)
Gross profit	$2,192,297	$2,139,742	$2,116,821
Gross profit margin	42.4%	43.8%	48.5%

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the year ended June 30,
	2026	2025	2024
	US$	US$	US$
Corporate secretarial services	3,136,155	2,923,125	2,620,408
Corporate secretarial services – related party	37,303	36,559	56,856
Accounting services	1,252,223	981,782	969,316
Accounting services – related party	—	83	—
IP registration services	746,832	947,275	721,929
Total	5,172,513	4,888,824	4,368,509

In accordance with ASC 606, we recognize revenue when control of the promised services is transferred to our customers. The disaggregation of revenue by timing of transfer is as follows:

	For the year ended June 30,
	2026	2025	2024
	US$	US$	US$
Revenue recognized over time:
– Corporate secretarial services – continuous services	1,371,522	1,493,641	1,438,011
Revenue recognized at a point in time:
– Corporate secretarial services – one-off services	1,801,936	1,466,043	1,239,253
– Accounting services	1,252,223	981,865	969,316
– IP registration services	746,832	947,275	721,929
Total	5,172,513	4,888,824	4,368,509

Cost of revenues

Cost of revenues primarily includes direct costs associated with delivering our services. These costs include:

●	Corporate Secretarial Services: Staff costs, Business registration fees, government filing fees, and other third-party costs incurred to fulfill client engagements.

●	Accounting Services: Staff costs, freelancer fees and costs related to outsourced accounting support.

●	Intellectual Property Registration Services: Staff costs and fees paid to third-party IP agents and filing costs.

The cost of revenues is recognized as incurred, aligning with the timing of the corresponding revenue recognition.

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. The approach considers factors including historical ageing schedule and forward-looking macroeconomic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of June 30, 2026 and 2025, the balance of allowance for doubtful accounts for accounts receivable was $21,146 and $14,237, respectively.

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

Earnings per share

The Group computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the year ended June 30, 2026, 2025 and 2024.

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

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of year ended June 30,
	2026	2025
Accounts receivable	$321,411	$307,836
Accounts receivable – related parties	—	11,265
Less: allowance for expected credit loss	(21,146)	(14,237)
	$300,265	$304,864

The movement of allowances for expected credit loss is as follow:

	As of year ended June 30,
	2026	2025
Balance at beginning of the year	$(14,237)	$(25,676)
(Provision)/reversal of provision	(6,909)	11,439
Ending balance	$(21,146)	$(14,237)

NOTE 4 — DEPOSITS AND OTHER CURRENT ASSETS, NET

Deposits and other current assets, net consist of the following:

	As of year ended June 30,
	2026	2025
Deposits	$73,024	$72,071
Prepayment (note)	576,433	3,261
Interest income receivables from fixed deposit bank accounts	7,365	-
Other current assets, net	3,506	1,931
Total	$660,328	$77,263

(note)

As of June 30, 2026, the company maintained a prepayment balance primarily driven by an advance of approximately US$480,000 for an internal-use system development contract. Implementation activities commenced in July 2026, the project covers the configuration, customization, and implementation of internal financial and operational workflow software (comprising quotation, invoicing, payment processing, and customer engagement modules). As of the date of these financial statements, the project remains in its initial development and preliminary project stage.

The Group regularly evaluates the collectability of deposits and other receivables based on historical data, current market conditions, and any specific circumstances related to each receivable. Given that no material collectability issues have been identified, no allowance for doubtful accounts has been recorded as of June 30, 2026 and 2025.

NOTE 5 — PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	As of year ended June 30,
	2026	2025
At cost:
Office equipment	$99,465	$93,646
Computer	102,706	82,786
Fixture and fittings	3,278	3,283
Motor vehicle	79,359	79,359
Leasehold improvement	19,231	19,231
	304,039	278,305
Less: accumulated depreciation	(264,727)	(250,673)
Total	$39,312	$27,632

Depreciation expense for the year ended June 30, 2026 and 2025 was $14,188 and $10,318, respectively. No impairment loss was recognized for the year ended June 30, 2026 and 2025.

NOTE 6 — DEFERRED INITIAL PUBLIC OFFERING (“IPO”) COSTS

Deferred initial public offering (“IPO”) costs consist of the following:

	As of year ended June 30,
	2026	2025
Legal fee	$—	$427,226
Accounting and other fees	—	323,135
Total	$—	$750,361

NOTE 7 — LEASES

The Group has operating leases for office spaces. As of June 30, 2026 and 2025, there were approximately $153,052 and $255,389 right of use (“ROU”) assets and approximately $172,506 and $273,814 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Group’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Prime Lending Rate 5% p.a. (2025: 5.625% p.a.) was the most indicative rate of the Group’s borrowing cost for the calculation of the present value of the lease payments; the rates used by the Group were ranged from 5% to 5.625% (2025: 5.625%).

As of June 30, 2026 and 2025, lease liabilities consist of the following:

	As of year ended June 30,
	2026	2025
Operating lease liabilities – current portion	$142,155	$126,227
Operating lease liabilities – non-current portion	30,351	147,587
Total	$172,506	$273,814

During the years ended June 30, 2026 and 2025, the Group incurred total operating lease expenses of $143,177, and $133,496 respectively.

NOTE 7 — LEASES (cont.)

Other lease information is as follows:

	As of year ended June 30,
	2026	2025
Weighted-average remaining lease term – operating leases	1.2 years	2.2 years
Weighted-average discount rate – operating leases	5.568%	5.625%

The following is a schedule of future minimum payments under operating leases as of June 30, 2026:

June 30, 2026
Year ending June 30, 2027	$148,040
Thereafter	30,636
Total undiscounted lease obligations	178,676
Less: imputed interest	(6,170)
Lease liabilities recognized in the consolidated balance sheet	$172,506

NOTE 8 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	As of year ended June 30,
	2026	2025
Accrued expenses	$93,336	$27,706
Provision for unutilised annual leave	22,552	21,448
Funds held for settlement (Note)	674,596	688,243
Others	59,879	26,370
Total	$850,363	$763,767

Note:	We hold certain funds for settlement to third-party service providers. These primarily represent audit fees payable to independent Hong Kong auditors for audit services performed for our clients. As part of our integrated business services, we coordinate these services to streamline processes for our clients, ensuring efficiency and continuity. The Group does not perform any audit work. These amounts are not recognized as revenue, as we do not control the audit services provided, nor do we apply a markup on these fees. No individual item exceeds 5% of total current liabilities as of the reporting date.

NOTE 9 — CONTRACT LIABILITIES

	As of June 30,
	2026	2025
Contract liabilities	$817,064	$560,621

Contract liabilities represented the upfront payments received upon acceptance of quotation by clients in relation to corporate secretarial services/accounting services/IP registration services. These payments are recognized as revenue when our performance obligation is satisfied. The Group’s contract liabilities increased as of June 30, 2026, reflecting a higher balance of advance payments received from clients for services that had not yet been provided at the reporting date. The Group’s contract liabilities are generally recognized as revenue within one year. Revenue recognized during the year ended June 30, 2026 and 2025 at the beginning of such periods was $560,621 and $485,319 respectively.

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

The table below sets out a breakdown of our revenue and significant expenses by service segments for the years ended June 30, 2026, 2025 and 2024:

	For the years ended June 30,
	2026		2025		2024
	US$	%	US$	%	US$	%

Corporate secretarial services	3,173,458	61.4	2,959,684	60.5	2,677,264	61.3
Accounting services	1,252,223	24.2	981,865	20.1	969,316	22.2
IP registration services	746,832	14.4	947,275	19.4	721,929	16.5
Total	5,172,513	100.0	4,888,824	100.0	4,368,509	100.0

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

Information for the Group’s revenue by geographical area for the years ended June 30, 2026, 2025 and 2024:

	For the years ended June 30,
	2026		2025		2024
	US$	%	US$	%	US$	%
Hong Kong	4,425,681	85.6	3,941,550	80.6	3,647,946	83.5
Singapore	746,832	14.4	947,274	19.4	720,563	16.5
Total	5,172,513	100.0	4,888,824	100.0	4,368,509	100.0

NOTE 10 — SEGMENT INFORMATION (cont.)

Information for the Group’s revenue and long-lived assets, consisting primarily of net property and equipment and operating lease right-of-use assets, aggregated by geographical area for the years ended June 30, 2026 and 2025:

	As of year ended June 30,
	2026	2025
Hong Kong	$162,844	$257,689
Singapore	29,520	25,332
Total long-lived assets	$192,364	$283,021

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

The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company has 625,000,000 authorized shares, par value of USD 0.00008, of which 12,500,000 were issued and outstanding as of June 30, 2026 and 2025.

NOTE 11 — EQUITY (cont.)

On October 20, 2025, the Company completed its initial public offering of 1,400,000 ordinary shares at a price of $4.00 per share, raising gross proceeds of $5,600,000. On November 14, 2025, the underwriters exercised their overallotment option, resulting in the issuance of an additional 49,900 Ordinary Shares, contributing $199,600 in additional gross proceeds. Total aggregate gross proceeds from the IPO and overallotment were $5,799,600, prior to deducting underwriting discounts, commissions, and offering expenses. The net proceeds $3,508,805 was credited to additional paid in capital under consolidated statements of changes in shareholders’ equity for the year ended June 30, 2026 after deducting underwriting discounts, commissions, and offering expenses amounted to $2,290,650.

On January 13, 2026, the Company increased its authorized share capital from US$50,000 divided into 625,000,000 ordinary shares with a par value of US$0.00008 each, to US$400,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00008 each, by the creation of an additional 4,375,000,000 ordinary shares. Subsequently, to establish a dual-class share capital structure, the Company re-designated and restructured its authorized share capital into US$400,000 divided into (i) 4,500,000,000 Class A Ordinary Shares with a par value of US$0.00008 each, and (ii) 500,000,000 Class B Ordinary Shares with a par value of US$0.00008 each. The adoption of the dual-class share structure and share re-designation were executed through the following sequential measures:

(1)	re-designating and re-classifying 4,500,000,000 authorized ordinary shares (comprising of 13,949,900 issued and outstanding ordinary shares and 4,486,050,100 unissued ordinary shares) into Class A ordinary shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A ordinary share;

(2)	re-designating and re-classifying 500,000,000 authorized and unissued ordinary shares into Class B ordinary shares on a one-for-one basis, each Class B ordinary share entitling the holder to fifty (50) votes;

(3)	Repurchasing 2,000,000 Class A ordinary shares held by Star Blessings Limited, funded entirely by a fresh issuance of an aggregate of 2,000,000 Class B ordinary shares, credited as fully paid to Star Blessings Limited; and

(4)	The allotting Class B ordinary shares as such to Star Blessings Limited’s shareholding in the Company consists of 8,387,500 Class A ordinary shares and 2,000,000 Class B ordinary shares.

Dividends

The holders of Acco’s Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. The directors may by board resolutions declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the shareholders if it appears to our board that they are justified by the financial position of our Company and that such dividends may lawfully be paid. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account or as otherwise permitted by the Companies Act, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

The Company has not declared or paid any dividends for the year ended June 30, 2026 and 2025. The Company currently intends to retain all future earnings for use in the operation and expansion of its business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

Voting rights

Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A ordinary share and 50 votes for each Class B ordinary share of which he or the person represented by proxy is the holder. As of June 30, 2026, the holders of Class B Ordinary Shares collectively hold approximately 89.3% of the total voting power of the Company.

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

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million. The following tables provide the reconciliation of the difference between the statutory and effective tax expenses following as of June 30, 2026, 2025 and 2024.

(a) Significant components of the provision for income taxes are as follows

	For the year ended June 30,
	2026	2025	2024
Income tax expenses	$43,567	$131,232	$127,319
Deferred expenses (benefit)	549	(734)	(87)
Total	$44,116	$130,498	$127,232

NOTE 13 — PROVISION FOR INCOME TAXES (cont.)

(b) The following table provides the reconciliation of the differences between statutory and effective tax expenses for the year for the years ended June 30, 2026, 2025 and 2024.

	For the year ended June 30,
	2026		2025		2024
Income before tax expenses	$330,561		$1,152,223		$1,120,062
Income taxes computed at Hong Kong Profits Tax rate	54,543	16.5%	156,048	16.5%	184,810	16.5%
Rate differences in various jurisdictions	12,167	3.7%	35,101	0.1%	322	0.0%
Tax allowance at the statutory tax rates	(8,256)	(2.5%)	(13,531)	(1.2%)	(7,815)	(0.7%)
Tax effect on non-assessable income	(2,900)	(0.9%)	(6,630)	(0.6%)	(8,222)	(0.7%)
Tax effect of two-tier tax rate	(21,154)	(6.4%)	(42,308)	(3.7%)	(42,308)	(3.7%)
Valuation allowance for tax losses	10,626	3.2%	—	0.0%	—	0.0%
Others	(910)	(0.3%)	1,818	0.2%	445	0.0%
Income taxes	$44,116	13.3%	$130,498	11.3%	$127,232	11.4%

(c) Deferred tax

Significant components of the deferred tax assets are presented below

	As of year ended June 30,
	2026	2025
Deferred tax assets:
– Tax losses carry forwards	$10,626	$—
– Provision for credit losses	231	(873)
– Plant and equipment	(1,255)	568
– Right-of-use asset and lease liabilities	3,211	3,043
Total deferred tax asset	12,813	2,738
Less: Valuation allowance for tax losses	(10,626)	—
Deferred tax assets, net	$2,187	$2,738

The tax losses carry forwards are available for offsetting against future taxable profits for which no deferred tax asset is recognized due to uncertainty of its recoverability. The realization of the future income tax benefits from the tax losses carry forwards is available for an unlimited future period subject to the compliance with certain provisions of the tax legislations of the countries in which the group company operates.

As of June 30, 2026, the Group had net operating loss carryforwards of approximately US$47,166 which mainly arose from the Group’s subsidiary. The net operating loss can be carried forward to offset future taxable income. As of June 30, 2026, deferred tax assets which arose from the net operating losses carryforwards amounting to US$10,626 were fully provided for related valuation allowance.

NOTE 14 — CONCENTRATIONS OF RISK

Customers concentrations

No customer accounted for more than 10% of the Company’s revenue for the year ended June 30, 2026, 2025 and 2024.

Accounts receivables due from one major customer as of June 30, 2026 and 2025.

	June 30, 2026		June 30, 2025
Customers	Amount $	%	Amount $	%
A	130,942	43.6%	157,843	51.8%

Accounts receivable from the Company’s major customer accounted for 43.6% and 51.8% of total accounts receivable balances as of June 30, 2026 and 2025, respectively.

NOTE 14 — CONCENTRATIONS OF RISK (cont.)

Suppliers concentrations

Major suppliers representing more than 10% of the Company’s costs of revenue.

	For the year ended
	June 30, 2026		June 30, 2025		June 30, 2024
Suppliers	Amount $	%	Amount $	%	Amount $	%
A	778,828	26.1	690,842	25.1	609,934	36.1
B	492,268	16.5	522,897	19.0	450,125	26.7
C (Related Party)	194,736	6.5	287,182	10.4	188,859	11.2
Total	1,465,832	49.1	1,500,921	54.5	1,248,918	74.0

Major suppliers of the Company’s accounts payables

	June 30, 2026		June 30, 2025
Suppliers	Amount $	%	Amount $	%
B	—	—%	21,550	56.7%
Total	—	—%	21,550	56.7%

Accounts payables from the Company’s major suppliers accounted for nil and 56.7% of total accounts payables balances as of June 30, 2026 and 2025, respectively.

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

As the Group has no interest-bearing borrowings, a 1% increase or decrease in interest rates would have no material impact on the Group’s post-tax loss for the year ended June 30, 2026, 2025 and 2024.

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

NOTE 16 — RELATED PARTY TRANSACTIONS

(a)	Name of relationship of related parties

Accoplus Limited	Entities partially controlled by Mr. Cheung Po, LUI

Accolade IP Limited	Related by common directors, Mr. Yuen Yuk, HAU and Mr. Cheung Po, LUI (Appointed on January 24, 2025)

Winxam Consultancy Pte Limited	Related by a spouse of common director, Mr. Geeng Yi, HOE

(b)	Summary of balances with related parties

The summary of balances with related parties as the following:

Account receivables due from a related party

		As of June 30,
	Note	2026	2025
Accoplus Limited	1	$—	$11,265

NOTE 16 — RELATED PARTY TRANSACTIONS (cont.)

Amounts due to related parties

		As of June 30,
	Note	2026	2025
Accolade IP Limited	2	$—	$8,891

Amount due to a beneficial owner

		As of June 30,
	Note	2026	2025
Mr. Yuen Yuk, HAU	3	$(1)	$(7,485)

Note:

(1)	Account receivables from a related company represented accounting and corporate secretarial services fee due to the Company.
(2)	Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.
(3)	The balance mainly represented advanced from a beneficial owner. Amount due to a beneficial owner is non-trade, unsecured, non-interest bearing and repayable on demand.

(c)	Summary of related party transactions:

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

A summary of trade transactions with related parties for years ended June 30, 2026, 2025 and 2024 are listed below:

	For the years ended June 30,
Accounting services fee income from a related party:	2026	2025	2024
Accoplus Limited	$—	$83	$—

	For the years ended June 30,
Corporate secretarial services income from a related party:	2026	2025	2024
Accoplus Limited	$37,303	$36,559	$56,856

	For the years ended June 30,
IP registration services fee to related parties:	2026	2025	2024
Accolade IP Limited	$194,736	$289,142	$188,859
Winxam Consultancy Pte Limited	—	4,343	27,870
	194,736	293,485	216,729

NOTE 16 — RELATED PARTY TRANSACTIONS (cont.)

	For the years ended June 30,
Marketing expenses to related parties:	2026	2025	2024
Accolade IP Limited	$86,494	$76,636	$166,468
Accoplus Limited	36,462	20,288	35,058
	122,956	96,924	201,526

	For the years ended June 30,
Professional fee to a related party:	2026	2025	2024
Winxam Consultancy Pte Ltd	$6,457	$5,959	$445

		For the years ended June 30,
Related party balances offset by unpaid dividends payable:	Note	2026	2025	2024

Mr. Yuen Yuk, HAU	1	$—	$—	$1,028,475
Accolade IP Limited	1	—	—	1,152,998
		—	—	2,181,473

Note:

(1)	For the years ended June 30, 2026, 2025 and 2024, the Company’s subsidiaries declared dividend of approximately Nil, Nil, and US$1,959,678 respectively. These dividends declared are partially settled in cash, amounting to Nil, Nil and US$34,615 for the years ended June 30, 2026, 2025 and 2024, respectively. For the year ended June 30, 2026 and 2025, the remaining amount of the declared dividends are used to offset against the amount due from Mr. Yuen Yuk, HAU and Accolade IP Limited.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2026 and through the issuance date of these consolidated financial statements for the year ended June 30, 2026.

NOTE 18 — SUBSEQUENT EVENTS

The Company has assessed all events from June 30, 2026, through October 21, 2026 which is the date that these audited consolidated financial statements are available to be issued. There are not any material subsequent events that require disclosure in these consolidated financial statements.